2004 Notice of Annual Meeting
Proxy Statement
Form 10-K Annual Report

05054108

ARLS
P.E. 12/31/04

The Shape


Mercantile Trust & Savings Bank, Security State Bank of Hamilton, State Bank of Augusta, Marine Bank & Trust, Perry State Bank, Brown County State Bank, Golden State Bank, Farmers State Bank of Northern Missouri, Heartland Bank, Mercantile Trust & Savings Bank, Security State Bank of Hamilton, State Bank

B

of Community Banking

Mercantile BANCORP, INC.

Mercantile Bancorp, Inc. Annual Report 2004
Letter to our Stockholders

Fiscal year 2004 was a milestone year for Mercantile Bancorp, Inc. The Company applied for public registration of its common stock with the U.S. Securities and Exchange Commission, applied to list its common stock on the American Stock Exchange, and surpassed $1 billion in assets, which represents nearly a 15 percent increase over the assets as of the end of 2003. We also acquired a majority position in Mid-America Bancorp, Inc. and its subsidiary Heartland Bank, in Leawood, KS (suburban Kansas City) earlier this year, which we continue to believe has good potential for future growth and profitability.

Enhancing the value of your ownership in the Company was a primary goal in registering and listing the Company's common stock. We are pleased that the registration and listing process was completed in February 2005, providing us with an exciting start to the year.

Fiscal year 2004 was a year in which balance sheet management was made difficult by interest rates remaining at record lows until the fourth quarter. Despite this challenge, we are pleased to report stable earnings per share in 2004 and a positive outlook for improvement in 2005. In addition, we are pleased to report for 2004 increases in assets under management, deposit growth, per share book value, market value, and your dividend.

We believe year-end 2004 was the beginning of a trend where nominal interest rates began to move off their 40 year lows. In anticipation of this movement in interest rates, the bank positioned loan portfolios to be weighted toward variable rate structures rather than rates that are fixed. Additionally, the duration of our bond portfolios are relatively short so if the Federal Reserve Bank continues to raise interest rates, the abundance of cash flows for reinvestment at higher yields looks promising. In summary, the re-pricing of assets on our balance sheet is rising comparably as interest rates move higher.

Total assets at year-end 2004 increased approximately $134 million or 14.8% over the prior year, primarily attributable to growth of the loan portfolio. Total loans increased nearly $130 million or 20.2%. Total deposits increased close to $115 million or 15.2%. Basic earnings per share were $4.24 and $4.23 for years ended December 31, 2004 and 2003, respectively. The market value of your stock closed at $55.90 at year-end 2004, versus $53.30 the year prior, a 4.9% increase.

Total stockholders' equity at December 31, 2004 was nearly $86 million compared with approximately $80 million at December 31, 2003, an increase of 7.4%. Weighted average shares remained unchanged at 1,963,680 for the years ended December 31, 2004 and 2003, respectively. Book value per share at December 31, 2004 was $43.79 compared with $40.76 at December 31, 2003, an increase of $3.03 or 7.4%.

The combination of regular quarterly dividends and a special one-time dividend resulted in total cash dividends paid to shareholders of $.74 per share for the year 2004 compared with $.70 per share for 2003, an increase of 5.7%.

Reduction in loan loss expense also favorably impacted the earnings statement. The loan portfolio reflects a decline in the ratio of non-performing loans to total loans and a slight increase in allowance for loan losses, as a percentage of total loans as compared to 2003. The provision for loan loss expense declined $741,000 to $1.7 million for 2004 from $2.5 million for 2003.

In February 2004, we purchased additional shares of common stock of Mid-America Bancorp, Inc., which resulted in majority ownership of 54.6% as of December 31, 2004. Mid-America represents approximately $249,000 or 2.8% of the Company's pre-consolidated net income for 2004 and about $81 million or 7.8% of the Company's assets as of December 31, 2004.

We are pleased to inform you that the additional investments in minority interests of community banks in suburban St. Louis and Kansas City, Missouri, Atlanta, Georgia and Jupiter, Florida are performing as expected and should provide future opportunities to enhance the value of your ownership in Mercantile. We feel we are well postured to take advantage of these opportunities and look forward to pursuing them.

We thank all of those who have contributed to our past success and those who continue to invest in our future.

Sincerely,

Dan S. Dugan

Dan S. Dugan
Chairman, President and CEO

Mercantile
BANCORP, INC.

440 Maine Street • PO Box 371 • Quincy, IL 62306-0371 • 217-223-7300 • 800-405-6372 • mercbanx.com • info@mercbanx.com

April 25, 2005

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Mercantile Bancorp, Inc., to be held at Mercantile Trust & Savings Bank, located at 440 Maine Street, Quincy, Illinois, on Monday, May 23, 2005, commencing at 2 p.m., local time. The business to be conducted at this meeting is described in the accompanying notice of annual meeting and proxy statement and includes the following:

- Election of the seven directors of our Company, each to hold office until the 2006 annual meeting of the stockholders;
- Approval of the 2005 Equity Incentive Plan; and
- Ratification of the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2005.

In addition, there will be an opportunity to meet with members of senior management and review the business and operations of our Company.

Your Board of Directors joins with me in urging you to attend the meeting and recommends you vote "FOR" these three items. Whether or not you plan to attend the meeting, however, please sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may also vote via the internet or telephone, which methods are explained in more detail in the proxy statement. You may revoke your proxy in the manner described in the proxy statement at any time before it is exercised and it will not be used if you attend the meeting and prefer to vote in person.

Sincerely yours,

Dan S. Dugan
Chairman of the Board, President
and Chief Executive Officer

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

Section	Page
Notice of Annual Meeting	1
Introduction	2
Information About the Meeting and Voting	2
Item 1: Election of Directors	5
Corporate Governance	7
Executive Compensation and Other Information	9
Ownership of Common Stock by Management and Principal Stockholders	15
Interests of Directors and Officers in Certain Transactions	18
Item 2: Approval of 2005 Equity Incentive Plan	19
Item 3: Ratification of Selection of Independent Auditors	25
Section 16(a) Beneficial Ownership Reporting Compliance	27
Other Business of the Meeting	27
Annual Report	27
Householding of Proxy Materials	27
Stockholder Proposals for 2006 Annual Meeting	28
Advance Notice of Stockholder Proposals	28
Exhibit A: Audit Committee Charter	A-1
Exhibit B: 2005 Equity Incentive Plan	B-1

Mercantile BANCORP, INC.

440 Maine Street • PO Box 371 • Quincy, IL 62306-0371 • 217-223-7300 • 800-405-6372 • mercbanx.com • info@mercbanx.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 23, 2005

NOTICE IS HEREBY GIVEN that the annual meeting of the stockholders of Mercantile Bancorp, Inc., a Delaware corporation, will be held at Mercantile Trust & Savings Bank, located at 440 Maine Street, Quincy, Illinois, on Monday, May 23, 2005, commencing at 2 p.m., local time, and thereafter as it may from time to time be adjourned, for the following purposes:

1. To elect the seven directors of our Company, each to hold office until the 2006 annual meeting of the stockholders and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;
2. To consider and act upon approval of the 2005 Equity Incentive Plan;
3. To consider and act upon ratification of the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2005; and
4. To transact such other business as properly may come before the meeting.

Our Board of Directors has fixed the close of business on April 8, 2005 as the record date for determination of the stockholders entitled to notice of, and to vote at, the annual meeting.

All stockholders are cordially invited to attend the meeting. Whether or not you intend to be present at the meeting, our Board of Directors solicits you to sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may also vote via the internet or telephone, which methods are explained in more detail in the proxy statement. You may revoke your proxy in the manner described in the proxy statement at any time before it is exercised and it will not be used if you attend the meeting and prefer to vote in person. Your vote is important and all stockholders are urged to be present in person or by proxy.

By Order of the Board of Directors

Dan S. Dugan
Chairman of the Board, President
and Chief Executive Officer

April 25, 2005
Quincy, Illinois

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE PROXY STATEMENT AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

Mercantile BANCORP, INC.

440 Maine Street • PO Box 371 • Quincy, IL 62306-0371 • 217-223-7300 • 800-405-6372 • mercbanx.com • info@mercbanx.com

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 23, 2005

INTRODUCTION

The Board of Directors of Mercantile Bancorp, Inc. (the "Company") solicits your proxy for use at the annual meeting of stockholders to be held on Monday, May 23, 2005, and at any adjournment or adjournments thereof. The annual meeting will commence at 2 p.m., local time, and will be held at Mercantile Trust & Savings Bank, located at 440 Maine Street, Quincy, Illinois.

Our Company is a multi-bank holding company based in Quincy, Illinois. Through our majority-owned subsidiaries, now consisting of six banks in Illinois, two banks in Missouri and one bank in Kansas, the Company conducts full-service commercial and consumer banking business, engages in mortgage banking, trust services, and asset management, and provides other financial services and products. Those banks are Mercantile Trust & Savings Bank ("MTSB"), State Bank of Augusta ("Augusta"), Marine Bank & Trust ("Marine Bank"), Perry State Bank ("Perry"), Golden State Bank ("Golden"), Brown County State Bank ("Brown County"), Farmers State Bank of Northern Missouri ("Farmers"), Security State Bank of Hamilton ("Hamilton"), and Mid-America Bancorp, Inc. ("Mid-America") (which owns Heartland Bank). In addition, our Company has minority investments in four community banks in Missouri, Georgia and Florida. More information is available on the Company's website at *www.mercbanx.com*.

Our principal executive offices are located at 440 Maine Street, Quincy, Illinois, 62301. This proxy statement and the enclosed form of proxy were first mailed to stockholders on or about April 25, 2005.

INFORMATION ABOUT THE MEETING AND VOTING

Purposes of the Meeting

The purposes of the annual meeting are:

- to elect the seven directors of our Company, each to hold office until the 2006 annual meeting of the stockholders of our Company and until their respective successors are duly elected and qualified or until their earlier resignation or removal;
- to consider and act upon approval of the 2005 Equity Incentive Plan, under which stock options and other stock-based awards may be granted to executive officers and other key employees;
- to consider and vote upon ratification of the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2005; and
- to transact such other business as may properly come before the annual meeting.

Stockholders Entitled to Vote at the Meeting

Stockholders of record as of the close of business on the April 8, 2005, record date are entitled to notice of, and to vote at, the annual meeting or any adjournment or adjournments thereof. As of the record date, 1,963,680 shares of our Company's common stock, $1.25 par value per share, were issued and outstanding and an additional

11,250 shares were issued and held in treasury. Each issued and outstanding share of common stock as of the record date is entitled to one vote on each matter properly to come before the annual meeting and can be voted only if the record owner is present at the meeting to vote or represented by proxy. The Company has no other series of common stock or any preferred stock.

Voting by Proxy by Mail

This proxy statement is being sent to you by our Board of Directors for the purpose of requesting that you allow your shares of common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. We urge you to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed postage prepaid envelope. If you properly complete and sign your proxy card and send it to us so that it is received in time to vote, the shares represented by your proxy will be voted as you have directed. If you sign the proxy card but do not make specific voting instructions, your shares will be voted as follows:

- "FOR" the election of the nominees for director named in this proxy statement,
- "FOR" approval of the 2005 Equity Incentive Plan; and
- "FOR" ratification of the selection of the accounting firm of BKD, LLP as our Company's independent auditors for the year ending December 31, 2005.

If any other matter is properly brought before the annual meeting, your shares will be voted in accordance with the discretion and judgment of the appointed proxies. A stockholder who has delivered a proxy by mail may revoke it at any time before it is exercised at the annual meeting by filing written notice of revocation with the Secretary of our Company, by executing and delivering to the Secretary of our Company a proxy bearing a later date, or by appearing at the annual meeting and voting in person after notifying the Secretary in advance of your intent to vote in person. If you intend to revoke your proxy by filing a written notice of revocation or executing and delivering a proxy bearing a later date, such notice or later-dated proxy must be received by the Secretary no later than 10 a.m. on Monday, May 23, 2005, in order to be valid. Any notices or later-dated proxies received after that time will be disregarded.

If your shares of common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the internet. The Company also permits voting via the telephone or internet for record owners, as described in more detail below.

Voting by Proxy by the Telephone or Internet

This year we are again asking our stockholders to help save our Company money by voting their proxies via the internet or telephone, rather than by return mail.

If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you. As the stockholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote:

By internet — *www.proxyvote.com*; or

By touch-tone telephone — (800) 690-6903.

Please have your proxy card in hand when you access the website or call the toll-free number. You will be prompted to enter your 12-digit Control Number, which is located below the voting instructions on the proxy card. Then you can follow the directions provided.

If you elect to vote via the internet or telephone, only votes casts no later than 11:59 p.m. (eastern time) on Sunday, May 22, 2005, will be accepted. If you vote via the internet or telephone and wish to revoke your proxy, you must follow one of the three procedures for revocation set forth above under "Voting by Proxy by Mail."

Many stockholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner, not a record owner.

Your broker or nominee will send you voting instructions for you to use in directing the broker or nominee in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instructions for specific information.

Electronic Delivery of Proxy Materials

This proxy statement and the 2004 Annual Report are available in advance of the annual meeting in the "Investor Relations" section of our Company's website at *www.mercbanx.com*. Most stockholders may elect to view future proxy statements and annual reports over the internet instead of receiving paper copies in the mail. Doing so will save our Company printing and mailing expense.

If you are a stockholder of record, you may choose this option and save our Company the cost of production and mailing these documents in the future by following the instructions provided when you vote on the internet. If you hold your shares through a bank, broker, or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the internet. Such an option may or may not be available to beneficial owners, depending upon the procedures followed by the bank, broker or other holder of record.

If you choose to view future proxy statements and annual reports over the internet, you will receive an e-mail message next year containing the internet address to access our Company's proxy statement and annual report. You do not have to elect internet access each year. To view, cancel or change your enrollment profile, please go to *www.InvestorDelivery.com*. Your choice will remain in effect until you indicate otherwise.

Attending the Meeting and Voting in Person

If you plan to attend the annual meeting and vote in person, we will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or other nominee (commonly referred to as being held in "street name"), proof of ownership may be required for you to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy of stockholders holding a majority of the total outstanding shares of our Company's common stock and entitled to vote for the election of directors will constitute a quorum at the annual meeting. Shares of common stock represented by a proxy that directs that the shares be voted to abstain or to withhold a vote on any matter will be counted in determining whether a quorum is present. Shares of common stock as to which there is a "broker non-vote" will also be counted as present or represented at the meeting for purposes of a quorum. "Broker non-votes" are proxies submitted by brokers that do not indicate a vote for some or all of the proposals because the broker does not have the discretionary voting authority and has not received instructions as to how to vote on those proposals. If a quorum should not be present, the annual meeting may be adjourned from time to time until a quorum is obtained.

Required Vote to Approve Each Proposal

Election of Directors. Directors are elected by a plurality of the votes cast, in person or by proxy, by stockholders entitled to vote at the annual meeting for that purpose. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the nominees receiving the most "FOR" votes will be elected director. Stockholders can withhold authority to vote for one or more nominees for director. Votes withheld from a particular nominee will not have any direct effect on the election of directors or result in the defeat of any of the Board's nominees, if there are no other nominees for any of the open Board seats. There are no other nominees. Stockholders do not have cumulative voting rights in the election of directors, meaning they cannot aggregate their votes for any one or more nominees.

Approval of the 2005 Equity Incentive Plan. The affirmative vote of a majority of the votes cast, in person or by proxy, at the meeting is required for approval of the 2005 Equity Incentive Plan. Stockholders whose shares are represented at the meeting, by proxy or in person, may elect to abstain from voting on this proposal. If so, according to the Company's bylaws, such abstention will have no effect on the outcome of the vote. Stockholders not attending the meeting, by proxy or in person, will have no effect on the outcome of this proposal.

Selection of Auditors. The affirmative vote of a majority of the votes cast, in person or by proxy, at the meeting is required for the ratification of the selection of BKD, LLP as our Company's independent auditors for the year ending December 31, 2005. Stockholders whose shares are represented at the meeting, by proxy or in person, may elect to abstain from voting on this proposal. If so, according to the Company's bylaws, such abstention will have no effect on the outcome of the vote. Stockholders not attending the meeting, by proxy or in person, will have no effect on the outcome of this proposal.

Other Matters. The affirmative vote of a majority of the votes cast, in person or by proxy, at the meeting is required for the approval of such other matters as properly may come before the annual meeting or any adjournment thereof, unless the Company's certificate of incorporation or bylaws or applicable law require otherwise. Stockholders whose shares are represented at the meeting, by proxy or in person, may elect to abstain from voting on these proposals. If so, according to the Company's bylaws, such abstention will have no effect on the outcome of the vote. Stockholders not attending the meeting, by proxy or in person, will have no effect on the outcome of these proposals.

Effect of Broker Non-Votes. As previously stated, broker non-votes are proxies submitted by brokers or other institutions holding customers' shares that do not indicate a vote for some of these shares on a proposal because the broker does not have general discretionary voting authority on the proposal for all customer shares and has not received instructions from certain customers as to how to vote their shares on the proposal. Although such broker non-votes count for purposes of determining a quorum, "broker non-votes" do not count as shares entitled to vote on the particular proposal. Therefore, with respect to any proposal requiring the affirmative vote of a majority of votes cast, in person or by proxy, at the meeting (such as Items 2 and 3 in this proxy statement) and any proposal requiring the affirmative vote of a plurality of the votes cast in person or by proxy (such as Item 1 in this proxy statement), broker non-votes will have no effect upon the outcome of the vote. With respect to any proposals requiring the affirmative vote of a designated percentage of all outstanding shares entitled to vote or of a quorum, broker non-votes would be the equivalent of a vote "AGAINST" such proposals. No proposals requiring such a vote are included in the Items listed in this proxy statement.

Solicitation of Proxies

This solicitation of proxies for the annual meeting is being made by our Company's Board of Directors. Our Company will bear all costs of such solicitation, including the cost of preparing and mailing this proxy statement and the enclosed form of proxy. After the initial mailing of this proxy statement, proxies may be solicited by mail, telephone, facsimile transmission or personally by directors, officers, employees or agents of our Company or MTSB. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held of record by them, and their reasonable out-of-pocket expenses will be paid by our Company. The Company acts as its own transfer agent and thus bears any related costs.

A list of stockholders entitled to vote at the annual meeting will be available for examination at least ten days prior to the date of the annual meeting during normal business hours at the registered office of our Company located at 440 Maine Street, Quincy, Illinois. The list also will be available at the annual meeting.

ITEM 1

ELECTION OF DIRECTORS

The Board of Directors

Our Company's Board of Directors consists of seven directors. The members of the Board of Directors are Dan S. Dugan, Ted T. Awerkamp, Michael J. Foster, William G. Keller, Jr., Harold W. Knapheide III, Frank H. Musholt and Walter D. Stevenson III. All directors serve one-year terms. The terms of our current directors expire at this annual meeting. One of the purposes of this annual meeting is to elect seven directors to serve until the annual meeting of stockholders in 2006 and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

The Board of Directors has designated Dan S. Dugan, Ted T. Awerkamp, Michael J. Foster, William G. Keller, Jr., Harold W. Knapheide III, Frank H. Musholt and Walter D. Stevenson III as the seven nominees proposed for election at the annual meeting. Unless authority to vote for the nominees or a particular nominee is withheld, the shares represented by properly executed proxies in the form enclosed will be voted "FOR" the election as directors of these seven nominees. In the event that one or more of the nominees should become unavailable for election, the shares represented by properly executed proxies on the enclosed form will be voted "FOR" the election as directors of such substitute nominee or nominees as may be designated by the Board of Directors, unless the authority to vote for all nominees or for the particular nominee who has ceased to be a candidate has been withheld. Each of the nominees has indicated his willingness to serve as a director if elected, and the Board of Directors has no reason to believe that any nominee will be unavailable for election.

The Board of Directors recommends that you vote FOR the election of Dan S. Dugan, Ted T. Awerkamp, Michael J. Foster, William G. Keller, Jr., Harold W. Knapheide III, Frank H. Musholt and Walter D. Stevenson III as directors.

Nominees

The following table sets forth certain information with respect to each person nominated by the Board of Directors for election as a director at the annual meeting for a term expiring in 2006.

Name	Age	Position With our Company	Company Director Since
Ted T. Awerkamp	47	Director, Vice President and Secretary	1994
Dan S. Dugan	64	Director, Chairman, President and CEO	1983
Michael J. Foster	57	Director	2003
William G. Keller, Jr.	56	Director	1983
Harold W. Knapheide III	59	Director	1983
Frank H. Musholt	65	Director	1983
Walter D. Stevenson III	65	Director	1983

The business experience during the last five years of each person nominated by the Board of Directors for election as a director at the annual meeting is as follows:

Ted T. Awerkamp has served as Vice President and Secretary of the Company since 1994, and the Executive Vice President and Chief Operating Officer of MTSB since 1993. Prior to that time, he served as Assistant Vice President and Vice President of MTSB and as President of Hamilton. Mr. Awerkamp has been a member of the Board of Directors of the Company and MTSB since 1994.

Dan S. Dugan has served as the Chairman, President and Chief Executive Officer of the Company since 1983 and MTSB since 1980. Mr. Dugan has served as a director of the Company since 1983. He also serves as a director of each of the Company's subsidiaries: MTSB, Hamilton, Augusta, Marine Trust, Perry, Golden, Brown County, Farmers and Mid-America. He also serves as director of two bank holding companies in which the Company holds a minority interest, New Frontier Bancshares, Inc., which operates New Frontier Bank located in St. Charles, Missouri, and NorthStar Bancshares, Inc., which operates NorthStar Bank, N.A., located in Liberty, Missouri.

Michael J. Foster is a retired agribusiness executive. He was President of National Livestock Feed Business for ADM Alliance Nutrition, Inc. ("ADM Alliance"), a subsidiary of Archer-Daniels-Midland Company, from 1998 through 2004. ADM Alliance is headquartered in Quincy, Illinois, and manufactures and sells livestock feeds nationally and internationally. Mr. Foster has served as a director of the Company and MTSB since 2003.

William G. Keller, Jr., is a partner with the law firm of Schmiedeskamp, Robertson, Neu & Mitchell, located in Quincy, Illinois, which acts as outside counsel to the Company and its subsidiaries. Mr. Keller has been a director of the Company since 1983 and MTSB since 1982.

Harold W. Knapheide III is the President of The Knapheide Manufacturing Company, Knapheide Truck Equipment Co., and Knapheide Equipment Co., manufacturers and sellers on a national basis of steel service truck bodies and platform/stake style truck bodies and various other truck equipment including hydraulic hoists, toolboxes and bumpers. The companies are headquartered in Quincy, Illinois. Mr. Knapheide has served in that capacity since 1978. Mr. Knapheide has been a director of the Company since 1983 and MTSB since 1979.

Frank H. Musholt is Vice President and General Manager of Hollister-Whitney Elevator Corp, a manufacturer and seller of elevators and elevator equipment. He has also served as the Secretary and Treasurer of Hollister-Whitney since 1969. Mr. Musholt has been a director of the Company since 1983 and MTSB since 1983.

Walter D. Stevenson III is a retired physician in Quincy, Illinois, and the former president of the Quincy Medical Group, a multi-specialty medical group located in Quincy. Dr. Stevenson has been a director of the Company since 1983 and MTSB since 1976.

There is no arrangement or understanding between any director and any other person pursuant to which such director was selected as a director.

Compensation of Directors

Directors of the Company and its subsidiaries receive annual fees for their service as directors, which are payable in twelve equal monthly installments. The fees are reviewed and, if appropriate, adjusted annually by the Board of Directors of the respective companies. All of the Company's directors are also directors of MTSB. The directors received an annual fee of $16,200 for service as directors to the Company and $20,400 for service as directors to MTSB for 2004. The fees for 2005 are $16,704 for the Company and $21,000 for MTSB. There are no additional fees for service on committees of the Board of the Company or MTSB. In his capacity as President and Chief Executive Officer of the Company, Mr. Dugan also serves as a director of the boards of directors of the Company's other subsidiary banks and receives fees for such services, which fees are included in the Summary Compensation Table on page 12 below.

CORPORATE GOVERNANCE

Meetings of the Board and Committees

Board of Directors. During 2004 the Board of Directors of our Company held 12 regular and no special meetings. During 2004, each director attended at least 75% of the regular meetings of the Board of Directors and of the committees of the Board on which he served. Our Company's directors discharge their responsibilities throughout the year, not only at such Board of Directors and committee meetings, but through personal meetings and other communications with members of management and others regarding matters of interest and concern to our Company.

Directors are encouraged by our Company to attend our annual meeting of stockholders if their schedules permit, but our Company does not otherwise have a policy requiring such attendance. All directors were present at the annual meeting of the stockholders held in April 2004. The Board of Directors typically meets immediately following the annual meeting of stockholders, which facilitates the directors' ability to attend the annual meeting of stockholders.

Committees. Our Company's Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. There currently are no other standing executive or other committees of our Company's Board of Directors, or committees performing similar functions of the Board. The members of all three committees are currently Messrs. Foster, Knapheide and Musholt and Dr. Stevenson, each of whom the Board of Directors has determined satisfies the definition of an "independent" director as established in the American Stock Exchange listing standards and the rules of the U.S. Securities and Exchange Commission.

Audit Committee. The Audit Committee assists the Board in fulfilling its responsibilities with respect to accounting and financial reporting practices and the scope and expense of audit and related services provided by external auditors, among others. The Audit Committee is responsible for apprising the Board of management's compliance with Board mandated policies, internal procedures and applicable laws and regulations. The committee works with the internal audit department and external auditors and supervises the internal audit function directly, reviews and approves the hiring of audit personnel and evaluates the performance of the internal audit function and the external auditors. The committee also has the duty to make, or cause to be made, a suitable examination and audit of the financial affairs of our Company and its subsidiaries at least annually, and to report thereon to the Board of Directors. A more complete description of the Audit Committee's functions is provided in its charter, a copy of which is attached to this proxy statement as *Exhibit A* and is also available on our internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.* The Board of Directors has determined that each member of the committee qualifies as an "audit committee financial expert" within the meaning of the rules and regulations of the Securities and Exchange Commission. The Audit Committee met four times during 2004.

Compensation Committee. The Compensation Committee has the responsibility to make recommendations to the Board of Directors regarding the compensation and benefits of our executive officers and directors and the establishment and administration of our Company's executive compensation program. A more complete description of the Compensation Committee's functions is provided in its charter, a copy of which is available on our internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.* The Compensation Committee met two times during 2004.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the director nomination process (including evaluating and recommending director nominees and Board committee appointments), development and recommendation of a set of corporate governance principles applicable to the Company, and addressing other corporate governance issues for the Board. The committee believes that the Board should be comprised of directors with varied, complementary backgrounds, and that directors should, at a minimum, have expertise that may be useful to our Company. Directors should also possess the highest personal and professional ethics and should be willing and able to devote the required amount of time to our Company's business. In determining whether a director should be retained and stand for re-election, the committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board. This committee was newly created in early 2005, and thus there were no meetings during 2004. Formerly, the entire Board of Directors performed the functions now assigned to this committee. A more complete description of the committee's functions is provided in its charter, a copy of which is available on our internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.*

Any stockholder desiring a paper copy of any of these charters may obtain one by making a written request to the Corporate Secretary at the following address: Mercantile Bancorp, Inc., 440 Maine, Quincy, Illinois 62301, Attention: Corporate Secretary.

Stockholder Communications With Directors

Our Company's policy is to forward to the directors any stockholder correspondence it receives that is addressed to them. Stockholders who wish to communicate with our directors may do so by sending their correspondence addressed to the director or directors at our Company's headquarters at 440 Maine Street, Quincy, Illinois 62301. As more fully described under "Advance Notice Of Stockholder Proposals," our Company's certificate of incorporation and bylaws provide a mechanism for stockholders to use in submitting nominations for Board membership. Our policy is to consider nominees who are submitted in accordance with that mechanism. Each such nominee will be considered on a case by case basis. All nominees, including those submitted by stockholders, will be evaluated using generally the same methods and criteria, although those methods and criteria are not standardized and may vary from time to time.

Code of Ethics

Our Company has adopted a Code of Ethics covering all directors, officers and employees including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of this Code of Ethics is filed as an exhibit to the Company's 2005 Annual Report that accompanies this proxy statement and is available on our internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.* Any substantive amendments to this Code, or any waivers granted for our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions will be disclosed in a report on Form 8-K.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation

This report has been prepared by the Compensation Committee of our Company's Board of Directors (the "Committee") which has general responsibility for the establishment, direction and administration of all aspects of the compensation policies and programs for the executive officers of our Company and its subsidiary banks.

The Company has no employees. Instead, all compensation paid to the Company's executive officers and their staff is paid by MTSB. The personnel and other costs of providing management and related services by the Company to its subsidiaries are allocated among the subsidiaries, and MTSB is reimbursed accordingly.

Our Company's executive compensation program, insofar as it pertains to executive officers, is administered by the Committee. The Committee currently is composed of four independent outside directors, none of whom is an officer or employee of our Company or any subsidiary bank.

Compensation Policy. Our Company's executive compensation policy is premised upon three basic goals: (1) to attract and retain qualified individuals who provide the skills and leadership necessary to enable our Company and its subsidiary banks to achieve earnings growth, capital compliance and return on investment objectives, (2) to create incentives to achieve company and individual performance objectives through the use of performance-based compensation programs; and (3) to create a mutuality of interest between executive officers and stockholders through compensation structures that create a direct link between executive compensation and stockholder return.

In determining the structure and levels of each of the components of executive compensation needed to achieve these goals, all elements of the compensation package are considered in total, rather than any one component in isolation. As more fully described below, the determination of such levels of executive compensation is a subjective process in which many factors are considered, including our Company's and/or subsidiary banks' performance and the individual executive's specific responsibilities, historical and anticipated personal contribution to our business, and length of service with our Company or subsidiary banks.

Compensation Components. The Committee, as well as the Chairman, President and Chief Executive Officer, reviews our Company's compensation program annually to ensure that compensation levels and incentive opportunities are competitive and reflect the performance of our Company and its subsidiary banks as well as performance of the individual executive officer. The particular elements of the compensation program for executive officers are base salary, annual incentive compensation and periodic stock awards. The Committee believes that these compensation components together advance both the short- and long-term interests of our stockholders. In this regard, the Committee believes that the long-term interests of our stockholders are advanced by designating a portion of executive compensation to be at risk: namely, incentive compensation (which permits individual performance to be recognized on an annual and long-term basis based, in part, on an evaluation of the executive's contribution to our Company's and/or subsidiary bank's performance) and the grant of stock awards (which directly ties a portion of the executive's long-term remuneration to stock price appreciation realized by stockholders). Each of the components of the compensation program is addressed separately below.

Base Salary. The base salary for each executive officer is reviewed from the previous year. In determining whether to adjust base salary levels, management's recommendations and subjective assessments of each executive's growth and effectiveness in the performance of his or her duties are taken into account. In addition, the performance of our Company and the subsidiary banks is considered. The increases in the base salaries of executives of our Company and subsidiary banks for 2004 were based primarily upon a subjective analysis of our Company's and/or the subsidiary banks' performance during the period since the last salary increase and the individual executive's role in generating that performance. In this regard, the analysis of performance included a review of our Company's and subsidiary banks' earnings and return on equity for the prior year. The analysis of the role played by each individual executive in generating our Company's and subsidiary banks' performance included a consideration of the executive's specific responsibilities, contributions to our Company's and banks' business, and length of service. The factors impacting base salary levels are not independently assigned specific weights. Rather, all of these factors are reviewed, and specific base pay recommendations are made which reflect an analysis of the aggregate impact of these factors. The Committee and the Chairman, President and Chief

Executive Officer believe that base pay levels for the executive officers are maintained within a range that is considered to be appropriate and necessary.

Annual Incentive Compensation. Executive officers are eligible annually for cash bonuses as a form of short-term incentive compensation. While the Company does not maintain a written plan for the awards of bonuses, there are certain objective financial criteria the Compensation Committee has established through practice over several years. For the executive officers other than Mr. Dugan, the Committee uses the return on equity of the Company and MTSB as measures of executive performance. Bonuses are calculated as a percentage of each officer's salary. The percentage depends upon a sliding scale as follows: 1% payout based on an ROE of 8%, increasing to a maximum payout of 38.5% based on a 30% ROE. The ROEs are calculated each year for the Company and MTSB using the Company's audited financial statements. The bonus for each officer is weighted 50% based on the performance of the Company and 50% based on the performance of MTSB. The average payout for the executive officers for 2004 other than Mr. Dugan was 5.3%. Non-executive officer employees of the Company and officers and other employees of the Company's subsidiary banks are also eligible for annual incentive compensation, which is calculated in a substantially similar manner to the annual incentive compensation paid to executive officers of the Company.

Beginning in 2004, the Committee used the Company's consolidated net income as the measure of Mr. Dugan's performance for annual incentive compensation. Specifically, the Committee awarded Mr. Dugan a bonus for 2004 equal to 1% of the Company's consolidated net income. Prior to 2004, the Committee awarded Mr. Dugan bonuses equal to 1% of each subsidiary bank's net income; however, the Committee changed the measure of performance to the Company's consolidated net income to take into account certain bank holding company overhead expenses that are not otherwise included in the determination of net income of each subsidiary bank. The Committee believes consolidated net income, and thus inclusion of these overhead expenses, is a more accurate reflection of Mr. Dugan's performance.

Stock Awards. The Company believes that stock-based awards, a form of long-term incentive compensation, can be appropriate and effective incentives to attract and retain quality executives and to help align their interests with the Company's interests through participation in the equity of the Company. From a motivational standpoint, the use of stock-based compensation should encourage maximum effort and dedication from its executives. To that end, on March 10, 2005, the Company's Board of Directors adopted the 2005 Equity Incentive Plan (the "Plan"), which is a form of long-term incentive compensation for certain executives and other key employees designated by the Board. We have made no stock awards to the executive officers as of the date of this proxy statement, but we anticipate doing so in the future if the 2005 Equity Incentive Plan is approved by the stockholders. For further discussion of the Plan, see "Executive Compensation-2005 Equity Incentive Plan" below.

The Company maintains Employment Agreements and Salary Continuation Agreements, a form of long-term incentive compensation, that are discussed in greater detail below under "Employment Agreements and Other Compensatory Agreements."

Evaluation of Executive Performance for 2004 and CEO Compensation

In determining appropriate types and amounts of compensation for the executive officers, the Committee evaluates both corporate and individual performance. Corporate factors included in the evaluation are the financial performance of the Company and its subsidiary banks, including return on stockholders' equity, return on equity, asset quality and trends in the foregoing measures, comparative results achieved by the Company's peer group institutions, and progress in realizing the Company's long-term business goals. Individual factors include an executive officer's initiation and implementation of successful business strategies, formation of effective management and departmental teams and various personal qualities, including leadership.

In evaluating compensation matters at year-end 2004, the Committee also reviewed compensation data for executive officers of several similarly sized bank holding companies in the Midwest, which information was obtained from SNL Financial, a nationally recognized information specialist for the banking, insurance, financial services, real estate and energy sectors.

From a financial performance standpoint, 2004 represented a unique challenge to and opportunity for the Company and its executive officers. While dealing with the continuing difficulties posed by a hostile interest rate environment, with margins under considerable pressure, the Company reached several significant milestones and achieved solid financial performance. Specifically, the Company applied for public registration of its common stock with the U.S. Securities and Exchange Commission, applied to list its common stock on the American Stock Exchange, and surpassed $1 billion in assets, which represents nearly a 15 percent increase over the assets as of the end of 2003. The Company also acquired a majority position in Mid-America Bancorp, Inc. and its subsidiary Heartland Bank, in Leawood, Kansas (suburban Kansas City). As a result of the registration and listing of shares (which were completed in February 2005) and the acquisition of the majority position in Mid-America, the Company has expanded both in terms of total assets and market visibility. In addition, despite the challenge of low interest rates in 2004, the Company achieved stable earnings per share and experienced increases in assets under management, deposit growth, per share book value, market value, and dividends.

The Committee believes that these accomplishments are largely the result of the foresight, dedication and hard work of its executive management team and, in particular, Dan S. Dugan. In view of this solid performance and the Committee's evaluation of the compensation data provided by SNL Financial, the Committee approved salary increases for 2005 of $15,000 for Mr. Dugan, $6,300 for Mr. Awerkamp, $20,000 for Mr. McGrath and $6,500 for Mr. Cook. The Committee also approved the annual incentive compensation payments for 2004 of $83,000 for Mr. Dugan, $8,427 for Mr. Awerkamp, $5,221 for Mr. McGrath and $6,625 for Mr. Cook. Lastly, the Committee authorized the extension of the expiration date of Mr. Dugan's employment agreement by one year from December 31, 2006, to December 31, 2007. No stock awards were made in 2004; however, the Committee is prepared to address the implementation of the 2005 Equity Incentive Plan if the stockholders approve the Plan at this year's annual meeting. See ITEM 2 under the caption "Approval of the 2005 Equity Incentive Plan" below.

Committee members:

Harold W. Knapheide III, Chairman
Michael J. Foster
Frank H. Musholt
Walter D. Stevenson III

Compensation Committee Interlocks and Insider Participation

At December 31, 2004, members of the Compensation Committee were Messrs. Foster, Knapheide and Musholt and Dr. Stevenson. The Compensation Committee reviews, and makes recommendations to the Board of Directors regarding, executive compensation. No member of the Committee is, or was during 2004, an executive officer of another company the Board of Directors of which has a comparable committee on which one of the Company's executive officers serves. No executive officer of the Company is, or was during 2004, a member of a comparable Compensation Committee of a company of which any of the directors of the Company is an executive officer.

Executive Officers

Executive officers of our Company are appointed by the Board of Directors and serve at the discretion of the Board. The following table sets forth certain information with respect to all executive officers of our Company.

Name	Age	Position
Ted T. Awerkamp	47	Vice President, Secretary and Director
Daniel J. Cook	49	Senior Vice President-Investments of MTSB
Dan S. Dugan	64	Chairman, President, CEO and Director
Michael P. McGrath	51	Vice President and Treasurer

There is no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was selected as an officer.

Executive Compensation

The Company has no employees, other than its executive officers, each of whom is also an executive officer of MTSB. All compensation paid to such individuals is paid by MTSB. The costs of providing management and related services by the Company to its subsidiaries are allocated among the subsidiaries, and MTSB is reimbursed accordingly.

The following table sets forth for the years ended December 31, 2004, 2003 and 2002, respectively, the compensation paid or accrued by our Company's subsidiaries to the President and Chief Executive Officer, the Vice President and Secretary, the Vice President and Treasurer, and the Senior Vice President-Investments of MTSB and President of MII. Such officers were the only executive officers whose remuneration for 2004 was in excess of $100,000 for services to our Company and its subsidiaries in all capacities:

SUMMARY COMPENSATION TABLE (1)

	Annual Compensation				
Name and Principal Position	Year	Salary ($)(2)	Bonus ($)	Other Annual Compensation ($)(3)	All Other Compensation ($)(4)
(a)	(b)	(c)	(d)	(e)	(i)
Dan S. Dugan, Chairman, President and CEO	2004	484,500	83,000	0	25,129
	2003	462,475	87,000	0	24,764
	2002	442,825	85,000	0	24,628
Ted T. Awerkamp, Vice President and Secretary	2004	195,600	8,427	0	19,969
	2003	186,300	7,679	0	18,656
	2002	178,600	12,860	0	18,508
Michael P. McGrath, Vice President and Treasurer	2004	98,500	5,221	0	10,354
	2003	95,000	5,605	0	9,763
	2002	89,000	6,230	0	9,432
Daniel J. Cook, Senior Vice President-Investments, MTSB; President, MII	2004	125,001	6,625	0	14,408
	2003	104,501	6,166	0	11,237
	2002	101,001	7,070	0	11,352

(1) Columns (f), (g) and (h) concerning long-term compensation such as restricted stock awards, options and stock appreciation rights, and long-term incentive plans, respectively, have been eliminated because the Company has not compensated the named executive officers with such forms of compensation for any of the identified years.

(2) Represents base salary and all fees paid to executive officer in his capacity as director of the Company, its subsidiaries, and (with respect to Mr. Dugan only) other bank holding companies and banks of which the executive officer is a director by virtue of his position as an executive officer of the Company. The total directors' fees for 2004 were $99,500 for Mr. Dugan and $36,600 for Mr. Awerkamp, for 2003 were $92,475 for Mr. Dugan and $34,800 for Mr. Awerkamp, and for 2002 were $87,825 for Mr. Dugan and $33,000 for Mr. Awerkamp.

(3) Represents perquisites and other personal benefits; however, the aggregate value of these benefits did not exceed the lesser of $50,000 or 10% of any of the named executive officers' total salary and bonuses for the year, so no amount is listed. For the periods presented, there were no tax payment reimbursements or preferential discounts on stock.

(4) Represents discretionary contributions under the Company's Profit Sharing Plan.

The Company has made no stock awards to the named executive officers as of the date of this proxy statement. Therefore, the option grant table and option exercise table have not been included with this proxy statement.

Pension Plans

The Company maintains a defined contribution profit-sharing plan covering substantially all employees. Based on the Company's annual performance and in the sole discretion of the Company's Board of Directors, the Company makes contributions to participating employees' accounts. The Board determines the total contribution to the plan, and then a portion of the total is allocated to each participant's account in the same proportion that the participant's compensation, plus the participant's compensation in excess of the integration level (also called "excess compensation"), bears to the total compensation plus "excess compensation" of all participants. Employees are eligible to participate if they are 21 years of age, have 12 consecutive months of service as of the plan entry dates of January 1 and July 1, and work at least 1,000 hours during the year. Participants vest in their accounts ratably over seven years, thus approximately 14.3% each year. The Company made a $809,885 or 9.25% contribution to the plan for the 2004 plan year.

The plan trustees invest the Company's contributions through Capital Investment Services of America, Inc. located in Milwaukee, Wisconsin, in accordance with an investment policy that, subject to revision from time to time, suggests the investment of the plan assets within the following parameters: 65% in equities (including the Company's common stock) and 35% in fixed income, within a range of plus or minus 15% of the general target to adjust to market conditions or short-term needs. As of March 15, 2005, the plan held 38,010 shares of the Company's common stock.

In addition to the Company's contribution, the plan includes a 401(k) feature that permits employees to allocate pre-tax compensation to a qualified investment account in which earnings are tax deferred for retirement. They are fully vested in these amounts. Employees are eligible to participate in this portion of the plan if they are 21 years of age, have 90 days of service as of the plan entry dates of January 1, April 1, July 1 and October 1, and are in an eligible employment classification. The Company has provided participants with 19 mutual funds as investment options, each of which reflects a different asset class or investment style. At age 59½, participants are permitted to transfer the vested portion of their profit-sharing account attributable to the Company's contributions to their 401(k) account and direct investment of such funds among the foregoing options.

Plan benefits are payable to employees based on the total amount of their respective accounts in one lump sum in cash upon retirement at the normal retirement age of 65 or such later date as the employee retires, subject to certain mandatory payments at age 70½.

The balances of the profit-sharing accounts attributable to the Company's contributions for Messrs. Dugan, Awerkamp, McGrath and Cook as of December 31, 2004, were $629,958, $357,362, $236,721 and $128,823, respectively. Based on their eligible compensation for 2004 and assuming continued employment through retirement at age 65, the estimated balances of such accounts at retirement for Messrs. Dugan, Awerkamp, McGrath and Cook are $648,701, $636,974, $380,046 and $322,039, respectively. The foregoing estimates are based on a Company contribution each year of 9.143%, which is the average of the contribution percentages for employees generally for the seven most recently completed fiscal years. The estimates exclude potential future investment income and asset appreciation.

2005 Equity Incentive Plan

On March 10, 2005, the Company's Board of Directors adopted the 2005 Equity Incentive Plan (the "Plan"), which is a form of long-term incentive compensation for certain executives and other key employees designated by the Board. The Plan provides for stock-based awards that offer executives the possibility of future value depending on the long-term price appreciation of the Company's common stock and the executive's continuing service with the Company. The forms of stock awards permitted under the Plan are stock options, restricted shares and stock appreciation rights.

At present, no grants of stock awards have been made under the Plan, and no designation has been made of the executives or other key employees who will be eligible for grants. Therefore, this proxy statement omits any tables regarding stock awards such as outstanding options. The making of awards in the future is subject to approval of the Plan by the stockholders at the annual meeting. See ITEM 2 under the caption "Approval of the 2005 Equity Incentive Plan" below for a detailed description of the Plan.

Employment Agreements and Other Compensatory Agreements

Employment Agreement

In 1987, MTSB entered into an Employment Agreement with Mr. Dugan, under which MTSB employs him as the President and Chief Executive Officer of MTSB. The original term of the agreement was three years. Each year since 1988, the Board of Directors has adopted an amendment to the agreement extending the term by another year to replenish the current term to a full three years. On December 20, 2004, the board adopted an amendment extending the term through December 31, 2007, unless earlier terminated due to Mr. Dugan's death, disability or willful breach of duty as defined in the agreement. If MTSB terminates the agreement for any reason other than the willful breach of duty by Mr. Dugan, MTSB shall continue to pay Mr. Dugan his monthly salary for the remaining term of the agreement (or may pay him a lump sum equal to the present value, using a discount rate of eight percent (8%) on all such payments).

Mr. Dugan's monthly salary is to be determined by the Board of Directors, but may be no less than his salary in 1987. He is entitled to participate in all benefit plans and programs that are provided to other employees. MTSB also provides an automobile to Mr. Dugan and pays or reimburses him for certain other business expenses including a country club membership.

The agreement includes a non-competition clause, which prohibits Mr. Dugan from competing with MTSB or its affiliates during the term of the agreement and for two years thereafter within a twenty-five-mile radius of Quincy, Illinois. Also, Mr. Dugan is obligated not to disclose confidential information of MTSB during the term of the agreement and for two years thereafter.

Mr. Dugan's employment agreement is intended to include his services and compensation for his role as President and Chief Executive Officer of the Company.

The Company has no employment agreements with any of the other named executive officers.

Executive Employee Salary Continuation Agreements

In 1994, MTSB entered into Executive Employee Salary Continuation Agreements with Messrs. Dugan and Awerkamp, under which they are entitled to certain compensation each year following their respective retirements. The agreements are intended to attract and retain highly qualified executives such as Messrs. Dugan and Awerkamp and to provide the Company and its subsidiaries including MTSB with experienced, stable management under a variety of circumstances.

Pursuant to Mr. Dugan's agreement, as amended, upon his retirement after he reaches age 65 (the "normal retirement date"), MTSB will pay Mr. Dugan $171,500 per year in monthly installments for the remainder of his life, but for not less than 15 years. If Mr. Dugan retires on or after he reaches age 60 (an "early retirement date"), but before he reaches age 65, MTSB will pay him, in monthly installments for a total of 15 years, $91,307 per year if he retires at age 60 and increasing accordingly at each age until it is $171,500 if he retires at age 64. Mr. Dugan may elect to defer payments upon early retirement to his normal retirement date, and if he does so, he will be paid according to the normal retirement benefits.

If Mr. Dugan is discharged for cause, he receives nothing and forfeits all rights to payments under the agreement. If Mr. Dugan dies while in the service of MTSB or after the termination of employment on or after the early retirement date, but prior to commencement of benefits payments under this agreement, MTSB will pay his named beneficiary a survivor's benefit of 180 equal monthly installments of $14,292 instead of any other benefits to which he would have otherwise been entitled under this agreement. If Mr. Dugan dies after benefits payments have commenced but prior to having received all such payments, the balance of the payments shall be paid to a beneficiary named by Mr. Dugan.

MTSB may, but is not required to, maintain as owner and beneficiary life insurance on the life of Mr. Dugan in such amounts as MTSB chooses. Mr. Dugan shall not have any interest or claim on such insurance. Mr. Dugan's agreement contains provisions regarding benefits payable under other circumstances such as voluntary and involuntary termination (similar to those discussed below regarding Mr. Awerkamp); however, they became inapplicable when Mr. Dugan reached the age of 60.

Pursuant to Mr. Awerkamp's agreement, as amended, upon his retirement on the first of the month following the day he reaches age 65 (the "normal retirement date"), MTSB will pay him $68,900 per year in monthly installments for the remainder of his life, but for not less than 15 years. If Mr. Awerkamp retires on or after he reaches age 60 (an "early retirement date"), but before he reaches age 65, MTSB will pay him, in monthly installments for a total of 15 years, $47,824 per year if he retires at age 60 and increasing accordingly at each age until it is $68,900 if he retires at age 64. Mr. Awerkamp may elect to defer payments upon early retirement to his normal retirement date, and if he does so, he will be paid according to the normal retirement benefits.

If Mr. Awerkamp voluntarily terminates his employment after reaching age 55 but before age 60, MTSB will pay him a lump sum of $256,184 if this occurs at age 55 and increasing at each age thereafter to $379,539 at age 59. If Mr. Awerkamp is discharged for cause at any time at age 55 or older, he receives nothing and forfeits all rights to payment under the agreement.

If Mr. Awerkamp's employment is terminated involuntarily after he reaches age 55 but prior to his reaching age 60 for reasons other than death or discharge for cause, MTSB will pay him, at this election, either $29,379 each year for 15 years if he is then 55 (which amount increases each year until it reaches $43,525 if he is then 60) beginning immediately upon termination or $60,213 each year for 15 years beginning at age 65 if the termination occurs when he is 55 (which amount increases each year until it reaches $65,790 if the termination occurs when he is 60). Involuntary termination for purposes of this provision includes the employee's resignation as a result of MTSB's significantly lessening his title, duties, responsibilities, base salary or altering his situs of employment without his consent.

If Mr. Awerkamp incurs a voluntary or involuntary termination of employment before reaching age 60 for reasons other than death, disability or discharge for cause but after a change in control and, in connection with the change in control, his title, duties, responsibilities or base salary is significantly lessened or his situs of employment is changed without his consent, MTSB will pay him $101,332 if at age 47 and increasing at each age thereafter to $379,539 at age 59, regardless of whether he is then vested in such total amount.

If Mr. Awerkamp dies while in the service of MTSB or after the termination of employment on or after the early retirement date, but prior to commencement of benefits payments under this agreement, MTSB will pay his named beneficiary a survivor's benefit of 180 equal monthly installments of $5,742 instead of any other benefits to which he would have otherwise been entitled under this agreement. If Mr. Awerkamp dies after benefits payments have commenced but prior to having received all such payments, the balance of the payments shall be paid to a beneficiary named by Mr. Awerkamp.

MTSB may, but is not required to, maintain as owner and beneficiary life insurance on the life of Mr. Awerkamp in such amounts as MTSB chooses. Mr. Awerkamp shall not have any interest or claim on such insurance.

OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of March 31, 2005 regarding the beneficial ownership of our Company's common stock by each person known to the Board of Directors to own beneficially 5% or more of our Company's common stock, by each director of our Company, by each executive officer named in the Summary Compensation Table under "Executive Compensation and Other Information" and by all directors and officers of our Company as a group. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be.

Beneficial Owners

Persons (including groups acting in concert) who beneficially own in excess of five percent (5%) of the Company's common stock will be required to file with the SEC certain reports regarding ownership and changes in ownership pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). The following table sets forth, as of March 31, 2005, persons and groups who are known by the Company to be the beneficial owners of more than five percent (5%) of the common stock. Other than as noted below, management knows of no person or group that beneficially owns more than five percent (5%) of the outstanding shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding
Mercantile Trust & Savings Bank 133 North 33rd Street Quincy, Illinois 62301	154,922(2)	7.89%
R. Dean Phillips 524 North 30th Street Quincy, Illinois 62301	292,390(3)	14.89%
Dennis M. Prock 8010 Estero Boulevard Fort Myers Beach, Florida 33931	120,450(4)	6.13%

---

(1) With respect to the beneficial owners who are natural persons, the figures include shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the Company assumes the individuals effectively exercise sole voting and investment power.

(2) All shares are held in nominee name for MTSB by Northern Trust. All such shares are held directly or indirectly by MTSB for the benefit of trust, estate and other bank clients, except for 38,010 shares that are held by MTSB through Northern Trust for the benefit of the participants of the Company's Profit Sharing Plan. In the administration of the estates, trusts and agency accounts, MTSB has the ability to direct voting and/or investment of securities held in such fiduciary accounts in accordance with the powers specified in the governing instrument of the estate, trust or agency. MTSB exercises sole voting power with respect to 111,067 shares, shared voting power with respect to 4,038 shares, and no voting power with respect to 39,817 (which instead are voted by the client or other third party). MTSB exercises sole investment power with respect to 70,530 shares, shared investment power with respect to 27,963 shares, and no investment power with respect to 56,429 shares. MTSB disclaims beneficial ownership of any shares over which it has neither voting nor investment power.

(3) According to a Form 4 filed by Mr. Phillips with the Securities and Exchange Commission on March 16, 2005, which is the most current such filing by Mr. Phillips.

(4) According to a statement of Mr. Prock to the Company as of April 4, 2005.

Management

The following table sets forth, as of March 31, 2005, the number of shares of common stock beneficially owned by directors and executive officers of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding
Directors and Named Executive Officers		
Michael J. Foster	600(2)	*
William G. Keller, Jr.	18,615(3)	*
Harold W. Knapheide III	5,470(4)	*
Frank H. Musholt	10,400(5)	*
Walter D. Stevenson III	15,234(6)	*
Dan S. Dugan	10,625(7)	*
Ted T. Awerkamp	3,000(8)	*
Michael P. McGrath	500(9)	*
Daniel J. Cook	225(10)	*
All Executive Officers and Directors as a group (includes 9 individuals)	102,679(11)	5.23%

(1) Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise voting and/or investment power, as described in the corresponding footnotes.

(2) Includes 400 shares owned by Mr. Foster over which he has sole voting and investment power and 200 shares owned by Mr. Foster with his spouse over which he shares voting and investment power.

(3) Includes 2,360 owned by Mr. Keller personally and 16,255 shares held by Mr. Keller as co-trustee of the Schmiedeskamp, Robertson, Neu & Mitchell Profit-Sharing Plan, over which the trustees hold voting power but not investment power and 3,500 shares of which Mr. Keller is a beneficiary and thus holds investment power.

(4) Includes 5,245 shares owned by Mr. Knapheide over which he has sole voting and investment power and 225 shares held by his spouse over which he has no voting or investment power.

(5) Includes 2,900 shares owned by Mr. Musholt over which he has sole voting and investment power and 7,500 shares owned by Hollister Whitney Elevator Corp, 2603 North 24th Street, Quincy, Illinois 62301, of which Mr. Musholt is Vice President and General Manager. Voting and investment power is exercised by the Board of Directors of Hollister Whitney Elevator Corp., thus Mr. Musholt disclaims beneficial ownership of these shares.

(6) Shares are held by Dr. Stevenson through an individual retirement account, over which Dr. Stevenson exercises sole voting and investment power.

(7) Includes 7,500 shares owned by Mr. Dugan over which he has sole voting and investment power and 3,125 shares owned by his spouse over which he has no voting or investment power.

(8) Includes 640 shares owned by Mr. Awerkamp over which he has sole voting and investment power and 2,360 shares owned jointly with his spouse over which he shares voting and investment power.

(9) Shares are held by Mr. McGrath, who has sole voting and investment power.

(10) Shares are held by Mr. Cook, who has sole voting and investment power.

(11) Includes 38,010 shares owned by the Company's Profit Sharing Plan, for which the Board of Directors serves collectively as trustee. In such capacity, the Board exercises voting and investment power over the shares.

* Less than one percent (1%) of the outstanding shares of Common Stock.

INTERESTS OF DIRECTORS AND OFFICERS IN CERTAIN TRANSACTIONS

General. The Company's executive officers and directors and their associates have been and, the Company anticipates will continue to be, customers of the Company's subsidiary banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Company's banks, principally MTSB, have granted various types of loans to the Company's executive officers and directors and entities controlled by them. Except as set forth below, all such loans outstanding as of December 31, 2004 that exceeded $60,000 in aggregate principal amount (a) were consistent with similar practices in the banking industry generally, (b) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the banks' other customers, (c) did not involve more than the normal risk of collectibility or present other unfavorable features, (d) were subject to and made in accordance with Regulation O promulgated by the Federal Reserve Board, and (e) no such loan was classified by the lending bank or any regulatory agency as a non-accrual, past due, restructured or potential problem loan.

Company director Harold W. Knapheide III directly and/or indirectly owns and controls four entities to which MTSB made loans in 2003 and 2004 for the purpose of the entities' acquisition of commercial real estate and improvements. The entities and aggregate principal amounts (plus accrued but unpaid interest) of these loans as of March 31, 2005, were as follows: Hail to the Orange, LLC, $3,020,000; Knapheide Michigan, LLC, $784,000; Knapheide North Carolina, LLC, $1,108,000; and Rock Chalk Jayhawk, LLC, $3,689,000. Shortly after the loans were closed, MTSB sold participating interests in the loans to certain other bank subsidiaries of the Company to maintain legal lending limits and to minimize credit risk to any one bank. As the result of regularly scheduled bank regulatory examinations, MTSB and its participating affiliate banks were notified in writing in early January 2005 that there were procedural irregularities involving the underwriting of these four loans, which irregularities constituted Regulation O violations.

Specifically, the examination indicated that MTSB had funded the loans prior to receipt of written appraisals of real estate that secures the loans, had not obtained other financial and business documentation about the entities and their ability to repay the loans, and had not yet documented the MTSB Board of Directors' approval of the loans although such approval had been obtained. MTSB's lending policies require the foregoing documents and actions to be taken prior to funding loans. However, the bank has waived the requirements from time to time when a loan is otherwise made in the ordinary course, the loan presents no more than the normal risk of collectibility and no other unfavorable features, and the borrower requests such a waiver for a reasonable business purpose. In this case, MTSB had agreed to postpone receipt of the appraisals until the borrowers finished substantial, proposed improvements to the real estate that would be included with the appraisals. MTSB has waived these requirements in similar circumstances in the past for non-affiliated bank customers as well when such factors are present.

Since the time the loans were closed, MTSB on behalf of itself and its participating affiliate banks has obtained the appraisals, documented the Board's approval, and obtained additional financial and business information regarding the entities and their ability to repay the loans. Furthermore, except for these procedural irregularities, the original loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with similarly situated bank customers not affiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Neither MTSB nor any of its participating affiliate banks has classified any such loan as a problem loan, impaired loan or potential problem loan. Furthermore, no such loan has been or is adversely classified by any regulatory agency. The bank regulatory agency that notified MTSB and its participating affiliate banks of this matter is not requiring a written response or further action other than future compliance with Regulation O.

Other. Mr. Keller is a partner with the law firm of Schmiedeskamp, Robertson, Neu & Mitchell, which firm has represented and performed legal services for the Company and its subsidiary banks for several years.

The members of the Board of Directors also serve as trustees of the Company's Profit Sharing Plan, which plan owns 38,010 shares of the Company's common stock. As trustees of the Plan, the Board members vote the shares.

Company Performance

A performance graph comparing the performance of the Company's common stock with a peer index and a broad market equity index over a five-year period, which is typically included with the proxy statements of companies with securities registered under the Securities Exchange Act of 1934, as amended, has not been included because the Company's common stock has only been registered since February 17, 2005 and listed on the American Stock Exchange since February 28, 2005. A graph will be included with the 2006 proxy statement comparing the Company's common stock with those indices for the portion of 2005 beginning February 28.

ITEM 2

APPROVAL OF 2005 EQUITY INCENTIVE PLAN

General

On March 10, 2005, the Company's Board of Directors adopted the 2005 Equity Incentive Plan (the "Plan"), under which stock options and other forms of stock-based compensation may be awarded to executives and other key employees of the Company. The Plan is an updated, modified version of a similar stock plan adopted by the board on April 26, 2004, under which no awards were granted and which plan has now been withdrawn. To become effective, the Plan must be approved by the Company's stockholders.

The Plan provides for stock-based awards that offer executives and other key employees the possibility of future value, depending on the long-term price appreciation of the Company's common stock and the award holder's continuing service with the Company. The forms of awards permitted under the Plan are stock options, stock appreciation rights, and restricted shares.

Stock options give the option holder ("holder" or "optionee") the right to acquire from the Company a designated number of shares of common stock at a purchase price (the "exercise price") that is fixed upon grant of the option. Normally, the exercise price will be the market price of the common stock on the date of grant. Stock options granted under the Plan may be either tax-qualified options (so-called "incentive stock options") or non-qualified options. Tax-qualified stock options receive more favorable treatment under the tax laws than non-qualified stock options.

Stock appreciation rights ("SARs"), which are often granted in tandem with stock options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives from the Company a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders exercising SARs may receive this payment (the appreciation value) either in cash or in shares of the Company's common stock valued at fair market value on the date of exercise.

The third form of plan award, restricted shares, are shares of common stock awarded to participants at no cost. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates are established when the shares are awarded. All three types of awards are described in more detail below. A copy of the Plan is appended to this proxy statement as *Exhibit B*.

The board of directors recommends that you vote FOR approval of the 2005 Equity Incentive Plan.

Purpose

The purpose of the Plan is to create incentives to attract and retain quality officers and key employees and to help align their interests with the Company's interests through participation in the equity of the Company. From a motivational standpoint, the use of stock-based compensation should encourage maximum effort and dedication from award recipients.

Eligible Recipients of Awards

Persons eligible to receive stock-based awards under the Plan will be those officers and key employees of the Company and its subsidiaries and affiliated entities (collectively, the "Company") who are identified as having the capacity for contributing in a substantial measure to the success of the Company. As of the date of this proxy statement, no awards have been granted and no award recipients have been identified under the Plan. No individuals have an absolute right to participate in the Plan, nor is it possible to estimate the type or amount of awards that may be granted under the Plan to eligible individuals or to eligible persons as a group.

Administration of the Plan

Although the Board of Directors has initially approved and adopted the Plan, the administration of the Plan is entrusted as a matter of law and regulation to the Compensation Committee of the Board of Directors (the "Committee"). Among other things, the Committee has exclusive authority to determine grants of awards under the Plan, including (a) identifying the particular officers and key employees who will receive awards from time to time, (b) determining the types of awards granted to such individuals and number of shares subject thereto, and (c) establishing the terms and conditions upon which awards will be granted, including the purchase price and exercise period for options granted under the Plan and the vesting dates for restricted shares granted thereunder. The Committee may adopt procedures and regulations governing the Plan, and will make all other determinations deemed necessary or advisable for the administration of the Plan. The Board retains the power to terminate or amend the Plan, and certain material amendments also must be approved by the stockholders. (See "Termination and Amendment of the Plan.")

Shares Available Under the Plan

The Board of Directors has authorized the issuance under the Plan of awards for up to 296,240 shares of the Company's common stock, subject to adjustment for certain subsequent corporate changes affecting shares, such as stock splits. Of this authorized number of shares, no more than 97,759 shares may take the form of awards of restricted shares. Also under the Plan, no single participant may receive in any one calendar year awards relating to more than 30,000 shares in the aggregate, subject to adjustments. All shares subject to options that expire unexercised, shares surrendered to the Company in exercise of stock options or in payment of tax withholding obligations in connection with such exercise, and restricted shares that are forfeited prior to the vesting thereof, will be added back to the Plan as shares available for future awards thereunder.

Stock Options

General. Subject to the express provisions of the Plan, the Committee will determine all grants of stock options thereunder. This determination will include (i) the number of shares subject to the option, (ii) the exercise price per share, (iii) the expiration date of the option, (iv) the manner, time and date of first permitted exercise of the option (i.e., vesting of the option), (v) other restrictions, if any, on the option or the shares issuable upon exercise thereof, (vi) the conditions, if any, under which the optionee may transfer or assign the option, and (vii) any other terms and conditions as the Committee may determine. Options may be awarded under the Plan to prospective employees, as a portion of the compensation payable to them under an employment agreement or as an inducement to encourage them to accept employment with the Company.

Option Price. The exercise price for stock options awarded under the Plan will be established upon grant. Normally, the exercise price will not be less than the market price of the common stock on the date of grant. As a matter of tax law, the exercise price for any incentive stock options awarded under the Plan may not be less than the fair market value of the shares on the date of grant. As of the close of U.S. market trading on April 1, 2005, the Company's common stock was listed on the American Stock Exchange at $57.98 per share. Under the Plan, the exercise price of any option granted under the Plan may not be subsequently reduced without the specific approval of the stockholders, nor may any outstanding option be canceled and replaced with a newly granted option having a lower exercise price (i.e., repriced) without the specific approval of the stockholders.

Exercise of Options. Any option granted under the Plan may be exercised only by the holder, and no option may be exercised unless at the time of exercise the holder has maintained continuous service with the Company since the date of grant, subject to limited post-service exercise as discussed below. To exercise an option, the holder must give written notice to the Company specifying the number of shares with respect to which the option is being exercised, and must deliver full payment of the exercise price. Payment may be made in cash, by tender of shares of common stock owned by the holder for at least six (6) months having a market value on the date of exercise equal to the exercise price, or by any other means determined by the Committee in its sole discretion.

Expiration or Termination of Options. Options, if not previously exercised or terminated, will expire on the expiration date established by the Committee upon grant. The expiration date will normally be the tenth anniversary of the date of grant; ten (10) years is the maximum term for options granted under the Plan. Options will terminate before their expiration date if the option holder's service with the Company terminates before that date. Normally, an option may be exercised for a period of time after termination of service (but never after the expiration date).

Specifically, if the service of the option holder is terminated because of retirement, the holder may exercise all options that have already vested, or that subsequently vest, within the thirty-six (36) month period immediately following retirement. If the option holder's service terminates due to death or disability, all of the holder's options will become exercisable in full on the date of death or disability and the holder or the holder's beneficiary, as the case may be, may exercise any unexercised options within one (1) year after such date. If the holder's service is terminated voluntarily by the holder for any reason other than retirement, death or disability, the holder may exercise any unexercised options, to the extent such options were exercisable at the date of termination, during the three (3) month period following termination.

If the option holder's service is terminated by the Company without "cause" as defined in the Plan, the holder may exercise any unexercised options, to the extent such options were exercisable at the date of termination, during the three (3) months following termination, *provided however*, that if such termination occurs within twelve months after a change in control, the post-termination exercise period is extended from three (3) months to twelve (12) months.

If the option holder's service is terminated "for cause" as defined in the Plan, all rights of the holder under any unexercised options will terminate immediately upon such termination of service, and the holder will be required to repay to the Company within ten (10) days of termination the amount of any gain realized by the holder upon any exercise within the 90-day period prior to the date of termination of any stock option granted to the holder by the Company. "For cause" termination as defined in the Plan is limited to the following identified causes: theft or embezzlement from the Company; violation of a material term or condition of employment; disclosure of confidential information of the Company; conviction of the holder of a crime of moral turpitude; stealing of trade secrets or intellectual property owned by the Company; any act by the holder in competition with the Company; issuance of an order by the Company's banking regulator directing removal of the holder; or any other act, activity or conduct of a holder which in the opinion of the Board of Directors is adverse to the best interests of the Company.

Restrictive Covenants. The Committee may condition the grant of any award under the Plan upon the recipient agreeing to reasonable covenants in favor of the Company, including covenants not to compete, not to solicit employees and customers, and not to disclose confidential information, even if such covenants do not take effect until termination of the award holder's service with the Company.

Incentive and Non-Qualified Stock Options. Options may be either incentive stock options or non-qualified stock options. An incentive stock option is an option that is intended to qualify under certain provisions of the Internal Revenue Code that provide more favorable tax treatment than is provided to non-qualified stock options, as described in greater detail under the section "Federal Income Tax Consequences," below. If an option does not qualify as an incentive stock option, it is considered a non-qualified stock option.

Under the tax laws, certain restrictions apply to incentive stock options. Some of these restrictions also may apply to non-qualified stock options granted under the Plan. For example, as discussed above, under tax law the exercise price of incentive stock options may not be less than the market value of the Company's common stock on the date of grant. Essentially, the same limitation is also expected to apply to virtually all non-qualified stock options granted under the Plan. The expiration date of incentive stock options may not be later than ten (10) years after the date of grant and this limitation, too, will apply under the terms of the Plan to non-qualified stock options.

Some of the restrictions on incentive stock options under tax law may not apply to non-qualified stock options granted under the Plan. For example, an incentive stock option may not be transferred by the holder other than by will or the laws of descent and distribution, and is exercisable during the holder's lifetime only by the holder. By contrast, the Committee may determine that certain non-qualified stock options granted under the Plan may be eligible for transfer by the holders thereof prior to exercise, if various conditions are met. (See "Other Material Provisions — Assignments and Transfers.") In addition, the aggregate value of incentive stock options granted to individual recipients is subject to limitations in the tax laws. No incentive stock option may be granted to a holder that is first exercisable in a given year, if that option, together with all incentive stock options previously granted by the Company to the holder that also first become exercisable in the same year, relate to shares of common stock having an aggregate market value in excess of $100,000, as measured on the grant dates of the options. No such limitation is applicable to non-qualified stock options granted under the Plan.

If for any reason an option granted under the Plan that is intended to be an incentive stock option fails to qualify as such, the option will be deemed to be a non-qualified stock option.

Stock Appreciation Rights

Under the Plan, the Committee also may grant to eligible participants stock appreciation rights or "SARs." These awards are often granted in tandem with stock options. SARs granted under the Plan, when exercised, will provide the holder with the right to receive a payment from the Company, in cash or shares of common stock, having a value equal to the excess of the fair market value of the shares as to which the SAR is exercised over the exercise price of such shares. Normally, the exercise price of shares under a SAR is the market price of the stock on the date of grant. Essentially, the holder of a SAR benefits when the market price of the common stock increases, to the same extent that an option holder does, but the SAR holder, unlike an option holder, need not pay the exercise price to the Company upon exercise of the award. When SARs are granted in tandem with stock options, the holder may exercise either the option or the related SAR for some or all the shares subject to the award, and in either case, the exercise will decrease the total number of shares remaining under the award. Under the Plan, SARs need not be granted in tandem with stock options.

The Plan's limitations on the exercise of SARs are similar to the limitations on the exercise of stock options granted thereunder, including the maximum term for such awards, i.e., ten (10) years from the date of grant, and the requirement that the holder must remain in continuous service with the Company in order to exercise the award, subject to limited post-service exercise rights.

Under the Plan, the Committee also may grant limited SARs, which may be exercisable only upon the occurrence of a specified event, such as a change in control, and only during a specified period of time before or after such occurrence.

Restricted Shares

The Committee may award restricted shares under the Plan, which are shares of the Company's common stock that are subject to various restrictions, including possible forfeiture, until the shares vest. At the time of grant, the Committee will establish the date or dates on which the restricted shares subject to the award will vest. During the period preceding the vesting date (the "restriction period"), the holder will have all the rights of a stockholder with respect to the restricted shares, including, but not limited to, the right to receive all dividends paid on the shares and the right to vote the shares. The holder will not, however, be able to sell, transfer or pledge the shares prior to vesting. If the holder's service with the Company terminates for any reason before the restricted shares vest, the holder will forfeit all rights with respect to the shares. Any restricted shares that are forfeited prior to vesting will be returned to the Plan and become eligible for future awards thereunder. The Committee may otherwise accelerate the vesting of any restricted shares at any time in its sole discretion, if it determines that such action is appropriate by reason of changes in applicable tax or other laws or other change of circumstances occurring after the date of grant. No award of restricted shares may be assigned, transferred or encumbered by the holder prior to vesting.

Award Agreements

Each award of options, SARs or restricted shares under the Plan will be evidenced by an Award Agreement between the recipient and the Company.

Other Material Provisions

Adjustments Upon Changes in Capitalization. In the event of certain changes in the outstanding shares of the Company's common stock, such as by reason of a recapitalization, stock split, stock dividend, combination or exchange of shares, reorganization, merger, consolidation or any similar change in the corporate structure or outstanding shares, certain adjustments will be made by the Committee to the maximum aggregate number and class of shares as to which awards may yet be granted under the Plan, and, in the case of outstanding awards previously granted under the Plan, certain adjustments will be made to the number of shares subject to such awards, and in the case of options, the exercise price thereof.

Effect of Certain Reorganizations. If the Company is dissolved or liquidated, all outstanding options granted under the Plan will become fully exercisable and all restrictions on restricted shares will lapse and such shares will vest, prior to the dissolution or liquidation. If the Company merges or consolidates with and into another entity, upon the effective date of the transaction, (i) each holder of an outstanding option granted under the Plan will receive a replacement option of the surviving entity in the transaction, entitling the holder to receive for the same aggregate exercise price a number of shares or other securities of the surviving entity in the transaction and/or such other consideration, as the option holder would have received in the transaction had the holder converted the option immediately prior to the transaction, and (ii) each holder of restricted shares will be entitled to receive from the surviving entity in the transaction the same number of shares or other securities of the surviving entity, and/or such other consideration, as other stockholders of the Company received for their shares in the transaction, which shares, securities or other consideration received by the holder will be subject to the same vesting restrictions applicable to the holder's restricted shares immediately prior to the transaction, unless the vesting of such restricted shares is accelerated in connection with such transaction.

Change in Control. Holders of awards granted under the Plan may experience certain changes in their outstanding award rights, such as acceleration of vesting, in the event of a "change in control" of the Company. The Plan's definition of a "change in control" is fairly standard, and includes such occurrences as the following: any acquisition by a stockholder or a group of stockholders acting in concert of a voting interest in the Company exceeding twenty percent (20%) of the total voting interest, a merger or consolidation as a result of which the Company's stockholders before the transaction hold less than sixty percent (60%) of the total voting interest in the entity surviving the transaction; a sale of all or substantially all of the Company's assets; or a change in the membership of the Company's Board of Directors not approved by at least two-thirds of the Board in place prior to the change.

Assignments and Transfers. Generally, no award of options, SARs or restricted shares under the Plan may be assigned, encumbered or transferred by the holder thereof prior to the award's exercise (if an option or SAR) or vesting (if restricted shares), other than by will or the laws of descent and distribution. In certain limited cases, the Committee may determine to permit an optionee to transfer an option by gift to members of the optionee's immediate family or to a trust or partnership for the benefit of such immediate family members, as an estate planning arrangement. Immediate family for such purposes means the holder's spouse, parents, children, step-children, grandchildren and legal dependents.

Withholding Tax. Prior to the delivery of any shares or cash pursuant to the exercise or vesting of an award, the Company has the right to deduct or withhold, or require the award holder to remit to the Company, an amount sufficient to satisfy all applicable tax withholding requirements.

Termination or Amendment of the Plan. The Board of Directors may terminate, amend or modify the Plan at any time, subject to stockholder approval if and as required by applicable law and regulation. Generally, material changes to the Plan, including any increase in the total number of shares authorized for issuance thereunder, will require stockholder approval. Also, outstanding awards granted under the Plan may not be terminated, amended or modified in ways adverse to the award holder's interest without the consent of the holder.

Effective Date and Term of Plan. The Plan will become effective upon its adoption by the stockholders of the Company. Under applicable tax law, no incentive stock options may be awarded under the Plan more than ten (10) years after the Board's adoption of the Plan. No other awards may be made under the Plan more than ten (10) years after the effective date of the Plan.

Federal Income Tax Consequences

Stock Options. In general, the grant of a stock option will not be a taxable event to the recipient and will not result in a tax deduction to the Company. The tax consequences associated with exercise of a stock option and the subsequent disposition of the shares of common stock acquired upon exercise depend in part on whether the option is an incentive stock option or a non-qualified stock option.

Upon the exercise of a non-qualified stock option, the holder will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the common stock received upon exercise over the exercise price (the "spread"). The Company will be able to claim a tax deduction in an equivalent amount, provided it satisfies federal income tax withholding requirements and is not otherwise precluded from taking a deduction because of the Section 162(m) deduction limitations described below. Any gain or loss upon subsequent sale or exchange of the common stock will be capital gain or loss, long-term or short-term, depending on the holding period for the common stock.

Generally, a holder will not recognize ordinary income at the time of exercise of an incentive stock option and no tax deduction will be available to the Company, provided the option is exercised while the holder is an employee or, in certain circumstances, for a limited period of time thereafter. However, the difference between the option price and the fair market value of the stock on the date of exercise is treated as an item of adjustment for purposes of the alternative minimum tax. If the shares acquired upon exercise of an incentive stock option are subsequently sold by the holder but such sale does not occur during the statutory "holding period," i.e., within the period ending on the later of two years after the date of grant or one year after the date of exercise, the gain or loss realized will be the difference between the sale price of the shares and the exercise price of the option and such gain or loss will be treated as a long-term capital gain or loss. If the shares are sold prior to the expiration of this holding period, the holder of the shares will recognize ordinary income at the time of disposition, equal to the spread at exercise or, if the difference between the sale price and the exercise price is less, this lesser amount, and the Company will be entitled to a tax deduction in an equal amount. The remaining gain to the holder, if any, will be capital gain, either long-term or short-term.

Stock Appreciation Rights. Generally, when the holder of a SAR exercises the SAR, the amount of cash or the fair market value of the shares of common stock received upon exercise will be ordinary compensation income to such holder and the Company will be entitled to a corresponding deduction, subject to the Section 162(m) deduction limitations described below.

Restricted Shares. An award of restricted shares, like the grant of an option, is not a taxable event to the recipient or the Company. The holder of restricted shares generally will recognize ordinary compensation income at the time the restrictions on the shares lapse, i.e., on the vesting date thereof, based on the fair market value of the Company's common stock on that date. Subject to the Section 162(m) deduction limitations described below, this amount is deductible for federal income tax purposes by the Company. Dividends paid with respect to restricted shares prior to vesting will be taxable as ordinary compensation income to the holder (not as "qualifying dividends" under the recently amended tax laws) and will be deductible as such by the Company. Alternatively, a holder of restricted shares may elect immediate recognition of income at the time the shares are received. In such event, the holder will recognize ordinary compensation income equal to the fair market value of the restricted shares at the date of grant, which amount will be deductible to the Company, and dividends subsequently paid to the holder with respect to the shares will be taxable to the holder as "qualifying dividends" under the new federal tax law and will not be deductible by the Company. If the latter tax treatment is elected, and the restricted stock is subsequently forfeited, the holder will not be entitled to any offsetting tax deduction.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation paid to any such covered employee exceeds $1 million. While it is not likely that this $1 million compensation level will be exceeded by any Company employee in the near future, it is possible that in any particular year compensation attributable to awards, when combined with all other types of compensation received by a "covered employee," may cause this limitation to be exceeded. For purposes of Code Section 162(m) and the limit on tax deductibility of compensation set forth therein, certain kinds of compensation, including "qualified performance-based compensation," are disregarded. The Plan is structured so that some awards granted thereunder, including non-qualified stock options, may qualify as "qualified performance-based compensation" under Section 162(m), and thus will continue to be tax deductible to the Company regardless of the Section 162(m) limits on deductibility of executive compensation.

Plan Benefits to Executives

Because no awards have yet been made under the Plan, and because the identity of award recipients and the size of awards that may be made to them under Plan have not yet been determined, prospective Plan benefits with respect to the Company's executive officers, individually and as a group, are not yet determinable.

ITEM 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of our Board of Directors has selected the independent certified public accounting firm of BKD, LLP as our Company's independent auditors to audit the books, records and accounts of our Company for the year ending December 31, 2005. Stockholders will have an opportunity to vote at the annual meeting on whether to ratify the Audit Committee's decision in this regard.

BKD, LLP has served as our Company's independent auditors since 2001. A representative of BKD, LLP is expected to be present at the annual meeting. Such representative will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Submission of the selection of the independent auditors to the stockholders for ratification is not required by the Company's certificate of incorporation, bylaws or applicable law. Nevertheless, the Board of Directors believes it is appropriate to give stockholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the stockholders' vote at the meeting but may take the stockholders' vote into account in future determinations regarding the retention of an independent auditor. Also, submission of the matter to the stockholders this year will not limit the authority of the Audit Committee to appoint another independent certified public accounting firm to serve as independent auditors if the present auditors resign or their engagement otherwise is terminated.

The Board of Directors recommends that you vote FOR approval of the selection of BKD, LLP.

Principal Accounting Fees and Services

The following table presents fees for professional audit services rendered by BKD, LLP for the audit of our Company's annual financial statements for 2003 and 2004, and fees billed for other services rendered by BKD, LLP during such years.

Type of Fee	2003	2004
Audit Fees (1)	$ 91,660	$ 94,500
Audit-Related Fees (2)	19,155	151,405
Tax Fees (3)	14,500	32,512
All Other Fees	0	0
Total	$125,315	$278,417

(1) Audit Fees, including out-of-pocket costs, are for the audit of the Company's financial statements for the years ended December 31, 2003 and 2004.

(2) Audit Related Fees include the aggregate fees and out-of-pocket costs paid by us during 2003 and 2004 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not included in Audit Fees, including a separate profit sharing plan audit.

(3) Tax Fees include the aggregate fees paid by us during 2003 and 2004 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

Pursuant to its charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving, in advance, any audit and any permissible non-audit engagement or relationship between our Company and its independent auditors. Our engagement of BKD, LLP to conduct the audit of our Company for 2004 was approved by the Audit Committee on January 13, 2004. Additionally, each permissible non-audit engagement or relationship between our Company and BKD, LLP entered into since January 1, 2004 has been reviewed and approved by the Audit Committee. The percentage of audit-related fees, tax fees and all other fees that were approved by the Audit Committee for fiscal 2004 is 100% of the total fees incurred. We have been advised by BKD, LLP that substantially all of the work done in conjunction with its audit of our financial statements for the most recently completed fiscal year was performed by permanent full-time employees and partners of BKD, LLP.

Audit Committee Report

The Audit Committee of the Board of Directors (the "Committee") submits the following annual report. The Committee currently consists of four directors, each of whom is independent as defined in the American Stock Exchange listing standards and each of whom has been determined by the Board of Directors to be an "audit committee financial expert" within the meaning of the rules and regulations of the Securities and Exchange Commission.

The Committee assists the Board of Directors in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process. Its duties include reviewing the independent auditor's qualifications and independence, and the performance of the independent auditors and the internal audit function. The Board of Directors has adopted and annually reviews the Committee's charter, which sets forth its duties in detail. The charter is attached to this proxy statement as *Exhibit A* and is available on the Company's internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.*

The Committee has reviewed and discussed, both with management and with BKD, LLP, the Company's independent registered public accounting firm, the Company's audited consolidated financial statements for December 31, 2004. Management has the responsibility for the preparation of the Company's consolidated financial statements. The independent registered public accounting firm has the responsibility for the audit of the consolidated financial statements. The independent registered public accounting firm reports directly to the Committee, which meets with them on a regular basis and in separate executive sessions when appropriate.

The Committee has discussed with BKD, LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees" (as amended by Statement on Auditing Standards No. 90, "Audit Committee Communications").

The Committee has approved the engagement of BKD, LLP as its independent registered public accounting firm for 2004 and the scope of their engagement. In this context, the Committee has received from BKD, LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," relating to auditor independence, and has discussed with BKD, LLP the firm's independence. The Committee has also considered whether the provision by BKD, LLP of non-audit services to the Company is compatible with BKD, LLP's independence.

Based upon the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Committee Members:

Harold W. Knapheide III, Chairman
Michael J. Foster
Frank H. Musholt
Walter D. Stevenson III

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Company's directors and executive officers, and persons who own more than 10% of any class of equity securities of our Company registered pursuant to Section 12 of the Exchange Act, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership in such securities and other equity securities of our Company. Securities and Exchange Commission regulations require directors, executive officers and greater than 10% stockholders to furnish our Company with copies of all Section 16(a) reports they file.

Because the Company registered its common stock under Section 12 of the Exchange Act for the first time in 2005, our Company's directors and executive officers, and persons who own more than 10% of our common stock, were not required to file with the Securities and Exchange Commission such initial reports of ownership and reports of changes in ownership in such securities during the year ended December 31, 2004.

OTHER BUSINESS OF THE MEETING

The Board of Directors is not aware of, and does not intend to present, any matter for action at the annual meeting other than those referred to in this proxy statement. If, however, any other matter properly comes before the annual meeting or any adjournment, the holders of the proxies solicited by the Board of Directors will vote on such matters in their discretion in accordance with their best judgment, unless authority to vote on other matters has been withheld.

ANNUAL REPORT

Our Company's Annual Report to Stockholders, containing consolidated financial statements for the year ended December 31, 2004, is being mailed with this proxy statement to all stockholders entitled to vote at the annual meeting. Such Annual Report is not to be regarded as proxy solicitation material.

A COPY OF OUR COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, EXCLUDING EXHIBITS, WILL BE FURNISHED WITHOUT CHARGE TO ANY STOCKHOLDER OF RECORD AS OF APRIL 8, 2005, UPON WRITTEN REQUEST TO CORPORATE SECRETARY, MERCANTILE BANCORP, INC., 440 MAINE STREET, QUINCY, ILLINOIS 62301. Our Company will provide a copy of any exhibit to the Form 10-K report to any such person upon written request and the payment of our Company's reasonable expenses in furnishing such exhibits. You may read and download our Form 10-K, including exhibits, as well as our other SEC filings over the internet from several commercial document retrieval services as well as at the SEC's internet website (*www.sec.gov*), which site may be accessed through the Company's internet website under "Investor Relations" section at *www.mercbanx.com.*

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (including brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of our Company will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or us that you no longer wish to participate in "householding." If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Corporate Secretary, Mercantile Bancorp, Inc., 440 Maine Street, Quincy, Illinois 62301, or (3) contact the Corporate Secretary at (217) 223-7300. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

STOCKHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

It is anticipated that the 2006 annual meeting of stockholders will be held on April 24, 2006. Any stockholder who intends to present a proposal at the 2006 annual meeting must deliver the proposal to our Company at 440 Maine Street, Quincy, Illinois 62301, Attention: Corporate Secretary by the applicable deadline below:

- If the stockholder proposal is intended for inclusion in our Company's proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, our Company must receive the proposal no later than January 23, 2006. Such proposal must also comply with the other requirements of the proxy solicitation rules of the Securities and Exchange Commission.
- If the stockholder proposal is to be presented without inclusion in our Company's proxy materials for that meeting, our Company must receive the proposal no later than January 23, 2006 in accordance with the advance notice provisions of our Company's articles of incorporation and bylaws. See "Advance Notice of Stockholder Proposals."

Proxies solicited in connection with the 2006 annual meeting of stockholders will confer on the appointed proxies discretionary voting authority to vote on stockholder proposals that are not presented for inclusion in the proxy materials unless the proposing stockholder notifies our Company by January 23, 2006 that such proposal will be made at the meeting.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

Our Company's bylaws provide that advance notice of stockholder nominations for the election of directors or other business must be given. With respect to this annual meeting, written notice of the stockholder's intent to make a nomination at the meeting must have been received by our Company's Secretary at our Company's principal executive offices not later than the close of business on December 26, 2004, and not before October 27, 2004. At future meetings of stockholders, notice of nominations to be brought before the meeting must be delivered to our Company's Secretary at our principal executive offices not less than 120 days prior to the first anniversary of the previous year's annual meeting or earlier than 180 days prior to such anniversary date. For the 2006 annual meeting, nominations must be received not later than January 23, 2006, and not earlier than November 23, 2005. In the event that the date of the annual meeting of stockholders is changed by more than 30 days, however, notice by the stockholder to be timely must be so delivered not later than the date that the Board of Directors establishes.

To be valid, such stockholder's notice to the Corporate Secretary shall set forth: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (a) the name, age, business address, and residence address of the person; (b) the principal occupation or employment of the person; (c) the number of shares of stock of the Company that are beneficially owned by the person; and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and (ii) as to the stockholder giving notice (a) the name and record address of the stockholder and (b) the number of shares of stock of the Company that are beneficially owned by the stockholder. The Company may require any proposed nominee to furnish such other information as may be reasonably required by the Board of Directors to determine the eligibility of such proposed nominee to serve as director of the Company.

If no such notice has been received, the chairman of the annual meeting is entitled to refuse to acknowledge the nomination of any person which is not made in compliance with the foregoing procedure. The Board of Directors does not know if, and has no reason to believe that, anyone will attempt to nominate another candidate for director at this annual meeting.

Pursuant to the Company's bylaws and Rule 14a-8 under the Securities Exchange Act of 1934, as amended, stockholder proposals (other than director nominations) intended for presentation at future annual meetings must be received not less than 120 days prior to the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting of stockholders is changed by more than 30 days, however, notice by the stockholder to be timely must be so delivered not later than the date that the Board of Directors establishes.

Any stockholder proposal that is advisory or precatory in nature and which requests the Board of Directors to take any action shall require the affirmative vote of a majority of the shares entitled to vote for the election of directors in order for any resolution, stockholder referendum, or the like embodying such proposal to be adopted.

The provisions of the Company's bylaws pertaining to nominations for directors and stockholder proposals for the annual meeting are available on our internet website in the "Corporate Governance" section under "Investor Relations" at *www.mercbanx.com.*

By Order of the Board of Directors

Dan S. Dugan
Chairman of the Board, President
and Chief Executive Officer

April 25, 2005
Quincy, Illinois

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Exhibit A

Audit Committee Charter
Mercantile Bancorp, Inc.
(Adopted June 21, 2004)

The primary purpose of the Audit Committee (the "Committee") of Mercantile Bancorp, Inc. (the "Company") is to assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This is to be accomplished through overseeing the integrity of financial reports and other financial information provided by the Company to governmental or regulatory bodies, the public or other users thereof, the Company's systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements, the Company's legal compliance and ethics programs as established by management and the Board, and the company's compliance with laws, regulations, and policy.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and to retain outside counsel, auditors, or consultants, or incur other expenses for this purpose. The Committee will use and receive appropriate funding for the payment of compensation of outside legal, accounting, or other advisors and staff employed by the Committee, as determined necessary by the Committee to carry out its duties. Any persons hired will work directly for the Committee, and will not be accountable to either Company management.

The Board and Committee are in place to represent the Company's shareholders. The Company's outside auditor is ultimately accountable to the Committee. The Committee shall have the ultimate authority and responsibility to select, evaluate, compensate, and, where appropriate, replace the outside auditor.

The committee shall review and reassess the adequacy of this Charter and the Audit Policy on an annual basis. In addition to this Audit Committee Charter, the Internal Audit Policy defines additional requirements and specifics regarding both the internal auditor and audit committee member roles.

MEMBERSHIP

The Committee members shall be appointed annually, and will serve at the discretion of the Board of Directors, and will be comprised of not less than three (3) independent directors of the Board. Members shall meet the following criteria:

1. The Committee's composition shall meet the independence and experience requirements of the American Stock Exchange ("AMEX") and the Securities and Exchange Commission ("SEC"). Members will have no relationship to the Company that may interfere with the exercise of their independence from management and the Company.

2. Each member will be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

3. At least one member of the Committee shall have had past employment experience in finance or accounting, requisite certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. This could include having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities. If practicable, this member shall qualify as an "Audit Committee financial expert" as defined by the SEC rules and regulations.

MEETINGS

The committee shall meet at least quarterly with the Internal Auditor and the external auditors. The Committee shall meet in executive session for a portion of each meeting, with participants, as it may deem necessary. These participants may include management, internal audit, and external audit.

At any meeting of the Committee, a majority of the Committee shall constitute a quorum and affirmative vote of a majority of that quorum shall be necessary to pass any resolution.

Telephone and special meetings can be called as necessary. The same quorum and minute requirements will apply to these meetings, as well.

The Committee shall report regularly to the Board of Directors. Minutes of all meetings of the Committee will be submitted to the Board of Directors. The minutes of the meeting shall contain a record of the persons present, significant matters discussed, and resolutions adopted. Minutes of the meetings shall be preserved by the Company in minute books in the custody of the Company's Internal Auditor.

KEY RESPONSIBILITIES

The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that financial management, including the internal audit staff, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work. It is, however, the duty of the Committee to review any audit problems or difficulties and management's response. The Committee is responsible for resolving any differences between management and the independent auditors regarding accounting and auditing issues.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight functions. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances. These responsibilities are carried out through discussions with internal/external audit and Company Management and review of audit reports.

1. Facilitate communication between the Board of Directors, the Company's internal and external auditors, and Company management.

2. Meet and review with management, internal and external auditors the following: Written record of all communications will be maintained. Periodically, separate executive session meetings may be held with each individual party.

    a. The scope and plan, and coordination of audit efforts, to include staffing and supervision. Any changes required in the planned scope of the audit;

    b. Annual and quarterly audited financial statements and financial statement disclosures including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements. Review key accounting policies and significant accounting and reporting issues;

    c. Audit problems, including differences in opinion in accounting and reporting, including any disagreements with management or restrictions on the scope of activities or access to requested information and responses thereof;

    d. Critical accounting policies and practices and any analysis prepared of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements. Review alternative accounting treatments, reasons for selecting such policies, procedures or analysis and their impact on the fairness of the Company's financial statements;

    e. Significant estimates made by management in preparation of the financial reports, all alternative treatments of financial information within generally accepted accounting principals and ramifications of the use of such alternative disclosures and treatments. The auditor's reasoning in determining appropriateness of changes in accounting practices and policies, estimates, judgments, uncertainties, and unusual transactions relating to significant financial statement items.

    f. Off-balance sheet transactions, joint ventures, contingent liabilities or derivative transactions and their impact on the fairness of the financial statements;

    g. Any accounting adjustments that were noted or proposed by the auditors, but were passed on (as immaterial or otherwise.);

h. Material communications between auditors and management, including any management letters;

i. Material legal matters that may impact the financial statements; and

j. The overall opinions of management and the independent auditors on the fairness of the financial statements. The auditor's judgments about the quality, not just the acceptability of accounting principals applied in the Company's financial reporting, including consistency of accounting policies and clarity and completeness of financial statements and disclosures.

From this analysis the Committee shall review with the chief executive and chief financial officers, the certifications that are required under section 302 and 906 of Sarbanes-Oxley.

3. The committee shall discuss generally with management concerns regarding earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

4. Recommend to the Board the appointment, compensation, retention, and evaluation of the independent external and internal auditors, who are ultimately responsible to the Committee. Oversee the selection, compensation, and performance evaluation and quality of both. Annually, the Committee shall evaluate the external auditor's qualifications, performance, and independence. The Committee shall obtain from the auditors information regarding the auditor's compliance with applicable independence requirements, including auditor rotation rules, scope of services rules, and audit compensation rules. In addition, the independent auditors internal quality-control procedures and issues raised by recent review shall be reviewed and discussed.

5. Review with the independent auditor other communications as required by Statement of Auditing Standards ("SAS") 61 as amended by SAS90 relating to the conduct of the annual audit.

6. Review the scope and general extent of the external auditor's annual audit plan as well as any significant changes to the audit plan. Monitor the accomplishments of the audit plan. Review management's response and implementation of corrective action to findings. Ensure a risk management approach is applied to the determination of audit scope.

7. The Committee will pre-approve non-audit services to be performed in independent audits. This may include establishment of a pre-approved category of services. One or more Committee members may be delegated to approve such services, provided timely reporting is made to the full Committee.

8. Ensure independence and objectivity of the internal and external audit functions. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

9. Review with the internal auditor the scope of their annual audit work plan and a summary report of internal audit findings and how management is responding to and implementing corrective action for the conditions reported. Ensure a risk management approach is utilized in determining audit scope and detail of review. Ensure the scope includes compliance with laws and regulations. Review throughout the year the progress of the plan. The Committee will review and discuss with management the budget, staffing, and scope of the internal audit function.

10. Prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

11. Ensure no restrictions are placed on either the internal or external auditors scope in completion of their evaluations.

12. Inquire and discuss with management, independent auditors, and internal auditors issues related to risk assessment and risk management, including major financial risk and the steps management has taken to monitor and control such risk.

13. Review security for computer systems and back-up systems, through the contracted external audit reviews performed over Data Processing Operations and Security.

14. The Committee will set hiring polices for employees or former employees of the independent auditors. These policies will take into effect auditor independence in hiring such personnel.

15. Review managements monitoring of compliance with the Company's Standard of Conduct. Be aware and, if necessary, oversee any investigations of conflict of interest or other unethical conduct that has occurred.
16. The Committee is responsible for establishing procedures to promote and protect employee reporting of suspected fraud or wrongdoing through the receipt, retention, and treatment of complaints from Company employees on accounting, internal accounting controls, or auditing matters, as well as for confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters. This includes protecting reporting employees from retaliation.
17. Review and approve all related party transactions. Disclosable under Item 404(a) of Regulation S-K.
18. Review and evaluate the Company's loan portfolio, including but not limited to, the status, risk, and documentation thereof and adequacy of reserves therefor.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their services as Committee members, as may be determined by the Board of Directors in its sole discretion. Such fees may include retainers or per meeting fees.

Members of the Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof.

Exhibit B

Mercantile Bancorp, Inc.

2005 Equity Incentive Plan

MERCANTILE BANCORP, INC.
2005 EQUITY INCENTIVE PLAN

1. ***Plan Purpose***. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by providing a means for attracting and retaining officers, and key employees of the Company and its Affiliates.

2. ***Definitions***. The following definitions are applicable to the Plan:

"*Affiliate*" means any "parent corporation" or "subsidiary corporation" of the Company as such terms are defined in Code sections 424(e) and (f), respectively.

"*Award*" means the grant of Incentive Stock Options, Non-Qualified Stock Options, Restricted Shares, Stock Appreciation Rights, or any combination thereof, as provided in the Plan.

"*Award Agreement*" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan.

"*Board*" means the Board of Directors of the Company.

"*Cause*" means, in connection with a Participant's termination of service, theft or embezzlement from the Company or any Affiliate, violation of a material term or condition of employment, disclosure of confidential information of the Company or any Affiliate, conviction of the Participant of a crime of moral turpitude, stealing of trade secrets or intellectual property owned by the Company or any Affiliate, any act by the Participant in competition with the Company or any Affiliate, issuance of an order for removal of the Participant by the Company's banking regulator, or any other act, activity or conduct of a Participant which in the opinion of the Board is adverse to the best interests of the Company or any Affiliate.

"*Change in Control*" means each of the events set forth in any one of the following paragraphs:

(a) any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act as in effect as of the date of this Plan) other than (i) the Company, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company (any such person is hereinafter referred to as a "Person"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 20% of the combined voting power of the Company's then outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from the Company);

(b) there is consummated a merger or consolidation of the Company with or into any other corporation, other than a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior thereto holding securities which represent, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, immediately after such merger or consolidation, more than 60% of the combined voting power of the voting securities of either the Company or the other entity which survives such merger or consolidation or the parent of the entity which survives such merger or consolidation;

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets; or

(d) during any period of two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in (a), (b), or (c) above) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

For purposes of this Plan, where a change in control of the Company results from a series of related transactions, the change in control of the Company shall be deemed to have occurred on the date of the consummation of the first such transaction.

For purposes of paragraph (a) above, the shareholders of another corporation (other than the Company or a corporation described in clause (iv) of paragraph (a)) shall be deemed to constitute a Person. Further, it is understood by the parties that the sale, transfer, or other disposition of a subsidiary of the Company other than Mercantile Bancorp, Inc. or its successor, shall not constitute a change in control of the Company giving rise to payments or benefits under this Plan.

"*Code*" means the Internal Revenue Code of 1986, as amended, and its interpretive regulations.

"*Committee*" means the Compensation Committee of the Board or such other committee of the Board as may be designated Plan administrator pursuant to Section 3 of the Plan.

"*Company*" means MERCANTILE BANCORP, INC..

"*Continuous Service*" means, in the case of an Employee, the absence of any interruption or termination of service as an Employee of the Company or an Affiliate; and in the case of an individual who is not an Employee, the absence of any interruption or termination of the service relationship between the individual and the Company or an Affiliate. Service will not be considered interrupted in the case of sick leave, military leave or any other leave of absence approved by the Company or in the case of a Participant's transfer between the Company and an Affiliate or any successor to the Company.

"*Director*" means any individual who is a member of the Board.

"*Disability*" means total and permanent disability as determined by the Board of Directors pursuant to Code section 22(e)(3).

"*Employee*" means any person, including an officer, who is employed by the Company or any Affiliate.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exercise Price*" means the price per Share at which the Shares subject to an Option may be purchased upon exercise of the Option.

"*Incentive Stock Option*" means an option to purchase Shares granted by the Board of Directors pursuant to the terms of the Plan that is intended to qualify under Code section 422.

"*Market Value*" means the last reported sale price on the trading date preceding the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of one Share on the American Stock Exchange, or, if the Shares are not listed on the American Stock Exchange, on the principal exchange on which the Shares are listed for trading, or, if the Shares are not then listed for trading on any exchange, the mean between the closing high bid and low asked quotations of one Share on the date in question as reported by the American Stock Exchange or any similar system then in use, or, if no such quotations are available, the fair market value on such date of one Share as the Board of Directors shall determine.

"*Non-Qualified Stock Option*" means an option to purchase Shares granted by the Board of Directors pursuant to the terms of the Plan, which option is not intended to qualify under Code section 422.

"*Option*" means an Incentive Stock Option or a Non-Qualified Stock Option.

"*Participant*" means any individual selected to receive an Award.

"*Plan*" means the MERCANTILE BANCORP, INC. 2005 Equity Incentive Plan.

"*Reorganization*" means the liquidation or dissolution of the Company, or any merger, consolidation or combination of the Company (other than a merger, consolidation or combination in which the Company is the continuing entity and which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property or any combination thereof).

"*Restricted Period*" means the period of time selected by the Board of Directors for the purpose of determining when restrictions are in effect under Section 12 of the Plan with respect to Restricted Shares.

"*Restricted Shares*" means Shares that have been contingently awarded to a Participant by the Board of Directors subject to the restrictions referred to in Section 12 of the Plan, so long as such restrictions are in effect.

"*Retirement*" means, in the case of an Employee, a termination of Continuous Service by reason of the Employee's retirement on or after the Employee's 65th birthday.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Shares*" means the shares of common stock, no par value, of the Company.

3. ***Administration.*** The Plan will be administered by the Compensation Committee of the Board, each of whose members will be a "non-employee director" as provided under Rule 16b-3 of the Exchange Act and an "outside director" as provided under Code section 162(m) and will meet all other requirements under law and regulation for administration of the Plan. The members of the Committee will be appointed by the Board. Except as limited by the express provisions of the Plan, the Committee will have sole and complete authority and discretion to (a) select Participants and grant Awards; (b) determine the number of Shares to be subject to types of Awards generally, as well as to individual Awards granted under the Plan; (c) determine the terms and conditions upon which Awards will be granted under the Plan including the vesting requirements of such Awards made under the Plan; (d) prescribe the form and terms of Award Agreements; (e) establish procedures and regulations for the administration of the Plan; (f) interpret the Plan; and (g) make all determinations deemed necessary or advisable for the administration of the Plan.

A majority of the Committee will constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all members of the Committee without a meeting, will be acts of the Committee. All determinations and decisions made by the Committee pursuant to the provisions of the Plan will be final, conclusive, and binding on all persons, and will be given the maximum deference permitted by law.

4. ***Participants.*** The Committee may select from time to time Participants in the Plan from those officers and Employees of the Company or its Affiliates who, in the opinion of the Committee, have the capacity for contributing in a substantial measure to the successful performance of the Company or its Affiliates.

5. ***Substitute Options.*** In the event the Company or an Affiliate consummates a transaction described in Code Section 424(a), persons who become Employees on account of such transaction may be granted Options in substitution for Options granted by the former employer. The Committee, in its sole discretion and consistent with Code Section 424(a), shall determine the Exercise Price of the substitute Options.

6. ***Shares Subject to Plan, Limitations on Grants and Exercise Price.*** Subject to adjustment by the operation of Section 15 hereof:

(a) The maximum number of Shares that may be issued with respect to Awards made under the Plan is 296,240 Shares, no more than 97,759 (one-third) of which may be issued pursuant to Awards granted in the form of Restricted Shares. The number of Shares that may be granted under the Plan to any Participant during any year under all forms of Awards will not exceed 30,000 Shares.

(b) The Shares with respect to which Awards may be made under the Plan may either be authorized and unissued Shares or issued Shares heretofore or hereafter reacquired and held as treasury Shares. Any Award that expires, terminates or is surrendered for cancellation, or with respect to Restricted Shares, which is forfeited, may be subject to new Awards under the Plan with respect to the number of Shares as to which a termination or forfeiture has occurred. Additionally, Shares that are withheld by the Company or delivered by the Participant to the Company in order to satisfy payment of the Exercise Price or any tax withholding obligation and Shares granted pursuant to an Award Agreement which is subsequently settled in cash rather than Shares, may be subject to new Awards under the Plan.

(c) Notwithstanding any other provision under the Plan, the Exercise Price for any Incentive Stock Option awarded under the Plan may not be less than the Market Value of the Shares.

7. ***General Terms and Conditions of Options.***

(a) The Committee will have full and complete authority and discretion, except as expressly limited by the Plan, to grant Options and to prescribe the terms and conditions (which need not be identical among Participants) of the Options. Each Option will be evidenced by an Award Agreement that will specify: (i) the Exercise Price, (ii) the number of Shares subject to the Option, (iii) the expiration date of the Option, (iv) the manner, time and rate (cumulative or otherwise) of exercise of the Option, (v) the restrictions, if any, to be placed upon the Option or upon Shares that may be issued upon exercise of the Option, (vi) the conditions, if any, under which a Participant may transfer or assign Options, and (vii) any other terms and conditions as the Committee, in its sole discretion, may determine.

(b) Neither the Board of Directors nor the Committee shall not, without the further approval of the shareholders of the Company, authorize the amendment of any outstanding Option Award Agreement to reduce the Exercise Price. Furthermore, no Option shall be cancelled and replaced with an Option having a lower Exercise Price without further approval of the shareholders of the Company.

8. ***Exercise of Options.***

(a) Except as provided in Section 17, an Option granted under the Plan will be exercisable only by the Participant, and except as provided in Section 9 of the Plan, no Option may be exercised unless at the time the Participant exercises the Option, the Participant has maintained Continuous Service since the date of the grant of the Option.

(b) To exercise an Option under the Plan, the Participant must give written notice to the Company specifying the number of Shares with respect to which the Participant elects to exercise the Option together with full payment of the Exercise Price. The date of exercise will be the date on which the notice is received by the Company. Payment may be made either (i) in cash (including check, bank draft or money order), (ii) by tendering Shares already owned by the Participant for at least six (6) months prior to the date of exercise and having a Market Value on the date of exercise equal to the Exercise Price, or (iii) by any other means determined by the Board of Directors in its sole discretion.

9. ***Termination of Options.*** Unless otherwise specifically provided elsewhere in the Plan or by the Committee in the Award Agreement or any amendment thereto, Options will terminate as provided in this Section.

(a) Unless sooner terminated under the provisions of this Section, Options will expire on the earlier of the date specified in the Award Agreement or the expiration of ten (10) years from the date of grant.

(b) If the Continuous Service of a Participant is terminated for reason of Retirement, the Participant may exercise all Options that are vested or that vest in full within the period of thirty-six months (36) months immediately succeeding the Participant's Retirement. Any unvested Options remaining at the end of the 36-month post-retirement period will be forfeited by the Participant.

(c) If the Continuous Service of a Participant is terminated for Cause, all rights under any Options granted to the Participant will terminate immediately upon the Participant's cessation of Continuous Service, and the Participant will (unless the Committee, in its sole discretion, waives this requirement) repay to the Company within ten (10) days the amount of any gain realized by the Participant upon any exercise of an Option, awarded under the Plan, within the 90-day period prior to the cessation of Continuous Service.

(d) If the Continuous Service of a Participant is terminated voluntarily by the Participant for any reason other than death, Disability, or Retirement, the Participant may exercise outstanding Options to the extent that the Participant was entitled to exercise the Options at the date of cessation of Continuous Service, but only within the period of three (3) months immediately succeeding the Participant's cessation of Continuous Service, and in no event after the applicable expiration dates of the Options.

(e) If the Continuous Service of a Participant is terminated by the Company without Cause, the Participant may exercise outstanding Options to the extent that the Participant was entitled to exercise the Options at the date of cessation of Continuous Service, but only within the period of three (3) months immediately succeeding the Participant's cessation of Continuous Service, and in no event after the applicable expiration dates of the Options; provided, however, that if a Participant is terminated by the Company without Cause within twelve months after a Change in Control, such Participant may exercise outstanding Options to the extent he or she was entitled to exercise the Options at the date of cessation of Continuous Service, within the period of one (1) year immediately succeeding the cessation of Continuous Service but in no event after the applicable expiration dates of the Options.

(f) In the event of the Participant's death or Disability, all Options heretofore granted and not fully exercisable will become exercisable in full and the Participant or the Participant's beneficiary, as the case may be, may exercise such Options within the period of one (1) year immediately succeeding the Participant's cessation of Continuous Service by reason of death or Disability, and in no event after the applicable expiration date of the Options.

(g) Notwithstanding the provisions of the foregoing paragraphs of this Section 9, the Committee may, in its sole discretion, establish different terms and conditions pertaining to the effect of the cessation of Continuous Service, to the extent permitted by applicable federal and state law. Additionally, notwithstanding the provisions of the foregoing paragraphs of this Section 9, the Committee may, in its sole discretion, allow the exercise of an expired Option if the Committee determines that: (i) the expiration was solely the result of the Company's inability to execute the exercise of an Option due to conditions beyond the Company's control, and (ii) the Participant made valid and reasonable efforts to exercise the Award. In the event the Committee makes such a determination, the Company shall allow the exercise to occur as promptly as possible following its receipt of exercise instructions subsequent to such determination.

10. ***Restrictive Covenants.*** In its discretion, the Committee may condition the grant of any Award under the Plan upon the Participant agreeing to reasonable covenants in favor of the Company and/or any Affiliate (including, without limitation, covenants not to compete, not to solicit employees and customers, and not to disclose confidential information) that may have effect following the termination of employment with the Company or any Affiliate.

11. ***Incentive and Non-Qualified Stock Options.***

(a) Incentive Stock Options may be granted only to Participants who are Employees. Any provisions of the Plan to the contrary notwithstanding, (i) no Incentive Stock Option will be granted more than ten (10) years from the earlier of the date the Plan is adopted by the Board of Directors of the Company or approved by the Company's shareholders, (ii) no Incentive Stock Option will be exercisable more than ten (10) years from the date the Incentive Stock Option is granted, (iii) the Exercise Price of any Incentive Stock Option will not be less than the Market Value per Share on the date such Incentive Stock Option is granted, (iv) any Incentive Stock Option will not be transferable by the Participant to whom such Incentive Stock Option is granted other than by will or the laws of descent and distribution and will be exercisable during the Participant's lifetime only by such Participant, (v) no Incentive Stock Option will be granted that would permit a Participant to acquire, through the exercise of Incentive Stock Options in any calendar year, under all plans of the Company and its Affiliates, Shares having an aggregate Market Value (determined as of the time any Incentive Stock Option is granted) in excess of $100,000 (determined by assuming that the Participant will exercise each Incentive Stock Option on the date that such Option first becomes exercisable), and (vi) no Incentive Stock Option may be exercised more than three (3) months after the Participant's cessation of Continuous Service (one (1) year in the case of Disability) for any reason other than death. Notwithstanding the foregoing, in the case of any Participant who, at the date of grant, owns shares possessing more than 10% of the total combined voting power of all classes of capital stock of the Company or any Affiliate, the Exercise Price of any Incentive Stock Option will not be less than 110% of the Market Value per Share on the date such Incentive Stock Option is granted and such Incentive Stock Option shall not be exercisable more than five years from the date such Incentive Stock Option is granted.

(b) Notwithstanding any other provisions of the Plan, if for any reason an Option granted under the Plan that is intended to be an Incentive Stock Option fails to qualify as an Incentive Stock Option, such Option will be deemed to be a Non-Qualified Stock Option, and such Option will be deemed to be fully authorized and validly issued under the Plan.

12. ***Terms and Conditions of Restricted Shares.*** The Committee will have full and complete authority, subject to the limitations of the Plan, to grant Awards of Restricted Shares and to prescribe the terms and conditions (which need not be identical among Participants) in respect of the Awards. Unless the Committee otherwise specifically provides in the Award Agreement, an Award of Restricted Shares will be subject to the following provisions:

(a) At the time of an Award of Restricted Shares, the Committee will establish for each Participant a Restricted Period during which, or at the expiration of which, the Restricted Shares will vest. Subject to paragraph (e) of this Section, the Participant will have all the rights of a shareholder with respect to the Restricted Shares, including, but not limited to, the right to receive all dividends paid on the Restricted Shares and the right to vote the Restricted Shares. The Committee will have the authority, in its discretion, to accelerate the time at which any or all of the restrictions will lapse with respect to any Restricted Shares prior to the expiration of the Restricted Period, or to remove any or all restrictions, whenever it may determine that such action is appropriate by reason of changes in applicable tax or other laws or other changes in circumstances occurring after the commencement of the Restricted Period.

(b) Subject to Section 16, if a Participant ceases Continuous Service before the Restricted Shares have vested, a Participant's rights with respect to the unvested portion of the Restricted Shares will terminate and be returned to the Company.

(c) Each certificate issued in respect to Restricted Shares will be registered in the name of the Participant and deposited by the Participant, together with a stock power endorsed in blank, with the Company and will bear a legend referring to the terms, conditions and restrictions applicable to such shares.

(d) At the time of an Award of Restricted Shares, the Participant will enter into an Award Agreement with the Company in a form specified by the Committee agreeing to the terms and conditions of the Award.

(e) At the expiration of the restrictions imposed by this Section, the Company will redeliver to the Participant the certificate(s) and stock powers, deposited with the Company pursuant to paragraph (d) of this Section and the Shares represented by the certificate(s) will be free of all restrictions.

(f) No Award of Restricted Shares may be assigned, transferred or encumbered.

13. ***Terms and Conditions of Stock Appreciation Rights.*** The Committee will have full and complete authority, subject to the limitations of the Plan, to grant Awards of Stock Appreciation Rights and to prescribe the terms and conditions (which need not be identical among Participants) in respect of the Awards. Unless the Committee otherwise specifically provides in the Award Agreement, an Award of Stock Appreciation Rights will be subject to the following provisions:

(a) The Committee may grant a Stock Appreciation Right or "SAR" under this Plan. A SAR shall provide a Participant with the right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the Fair Market Value of a share of Common Stock on the date the SAR was granted (the "base price") as set forth in the applicable Award Agreement.

(b) In the case of a SAR granted retroactively in tandem with or as a substitution for another Award, the base price may be no lower than the Fair Market Value of a share of Common Stock on the date such other Award was granted.

(c) The maximum term of a SAR shall be ten (10) years. The Committee may also grant limited SARs, which are exercisable only upon a Change in Control or other specified event and may be payable based on the spread between the base price of the SAR and the Fair Market Value of a share of Common Stock during a specified period or at a specified time within a specified period before, after or including the date of the Change in Control or other specified event.

(d) If the Continuous Service of a Participant is terminated for reason of Retirement, the Participant may exercise any SAR that is vested or that vest in full within the period of thirty-six months (36) months immediately succeeding the Participant's Retirement. Any unvested SAR remaining at the end of the 36-month post-retirement period will be forfeited by the Participant. For key employees of the Company, any Stock

Appreciation Rights that are exercised after separation of service will be paid in a lump sum in cash or stock no earlier than six (6) months following the separation from service.

(e) If the Continuous Service of a Participant is terminated for Cause, all rights under any SAR granted to the Participant will terminate immediately upon the Participant's cessation of Continuous Service, and the Participant will (unless the Committee, in its sole discretion, waives this requirement) repay to the Company within ten (10) days the amount of any gain realized by the Participant upon any exercise of an SAR awarded under the Plan, within the 90-day period prior to the cessation of Continuous Service.

(f) If the Continuous Service of a Participant is terminated voluntarily by the Participant for any reason other than death, Disability, or Retirement, the Participant may exercise any outstanding SAR to the extent that the Participant was entitled to exercise the SAR at the date of cessation of Continuous Service, but only within the period of three (3) months immediately succeeding the Participant's cessation of Continuous Service, and in no event after the applicable expiration dates of the SAR. For key employees of the Company, any Stock Appreciation Rights that are exercised after separation of service will be paid in a lump sum in cash or stock no earlier than six (6) months following the separation from service.

(g) If the Continuous Service of a Participant is terminated by the Company without Cause, the Participant may exercise any outstanding SAR to the extent that the Participant was entitled to exercise the SAR at the date of cessation of Continuous Service, but only within the period of three (3) months immediately succeeding the Participant's cessation of Continuous Service, and in no event after the applicable expiration dates of the SAR; provided, however, that if a Participant is terminated by the Company without Cause within twelve months after a Change in Control, such Participant may exercise any outstanding SAR to the extent he or she was entitled to exercise the SAR at the date of cessation of Continuous Service, within the period of one (1) year immediately succeeding the cessation of Continuous Service but in no event after the applicable expiration dates of the SAR. For key employees of the Company, any Stock Appreciation Rights that are exercised after separation of service will be paid in a lump sum in cash or stock no earlier than six (6) months following the separation from service.

(h) In the event of the Participant's death or Disability, any SAR heretofore granted and not fully exercisable will become exercisable in full and the Participant or the Participant's beneficiary, as the case may be, may exercise such SAR within the period of one (1) year immediately succeeding the Participant's cessation of Continuous Service by reason of death or Disability, and in no event after the applicable expiration date of the SAR.

(i) Notwithstanding the provisions of the foregoing paragraphs of this Section 13, the Committee may, in its sole discretion, establish different terms and conditions pertaining to the effect of the cessation of Continuous Service, to the extent permitted by applicable federal and state law. Additionally, notwithstanding the provisions of the foregoing paragraphs of this Section 13, the Committee may, in its sole discretion, allow the exercise of an expired SAR if the Committee determines that: (i) the expiration was solely the result of the Company's inability to execute the exercise of an SAR due to conditions beyond the Company's control, and (ii) the Participant made valid and reasonable efforts to exercise the Award. In the event the Committee makes such a determination, the Company shall allow the exercise to occur as promptly as possible following its receipt of exercise instructions subsequent to such determination.

14. ***Adjustments Upon Changes in Capitalization***. In the event of any change in the outstanding Shares subsequent to the effective date of the Plan by reason of any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or any change in the corporate structure or Shares of the Company, the maximum aggregate number and class of Shares as to which Awards may be granted under the Plan and the number and class of Shares, and the exercise price of Options, with respect to which Awards theretofore have been granted under the Plan will be appropriately adjusted by the Committee to prevent the dilution or diminution of Awards. The Committee's determination with respect to any adjustments will be conclusive. Any Shares or other securities received, as a result of any of the foregoing, by a Participant with respect to Restricted Shares will be subject to the same restrictions and the certificate(s) or other instruments representing or evidencing the Shares or other securities will be legended and deposited with the Company in the manner provided in Section 12 of this Agreement.

15. ***Effect of Reorganization***. Unless otherwise provided by the Board of Directors in the Award Agreement, Awards will be affected by a Reorganization as follows:

(a) If the Reorganization is a dissolution or liquidation of the Company then (i) the restrictions on Restricted Shares will lapse and (ii) each outstanding Option Award will terminate, but each Participant to whom the Option was granted will have the right, immediately prior to the dissolution or liquidation, to exercise the Option in full, notwithstanding the provisions of Section 11, and the Company will notify each Participant of such right within a reasonable period of time prior to any dissolution or liquidation.

(b) If the Reorganization is a merger or consolidation, upon the effective date of the Reorganization (i) each Participant will be entitled, upon exercise of an Option in accordance with all of the terms and conditions of the Plan, to receive in lieu of Shares, shares or other securities or consideration as the holders of Shares are entitled to receive pursuant to the terms of the Reorganization; and (ii) each holder of Restricted Shares will be entitled to receive shares or other securities as the holders of Shares received which will be subject to the restrictions set forth in Section 12 (unless the Committee accelerates the lapse of such restrictions) and the certificate(s) or other instruments representing or evidencing the shares or other securities shall be legended and deposited with the Company in the manner provided in Section 12 of this Plan.

The adjustments contained in this Section and the manner of application of such provisions will be determined solely by the Committee.

16. ***Effect of Change of Control.***

(a) If the Continuous Service of any Participant of the Company or any Affiliate is involuntarily terminated, for whatever reason, at any time within twelve (12) months after a Change in Control, unless the Committee has otherwise provided in the Award Agreement, (i) any Restricted Period with respect to an Award of Restricted Shares will lapse upon the Participant's termination of Continuous Service and all Restricted Shares will become fully vested in the Participant to whom the Award was made.

(b) If a tender offer or exchange offer for Shares (other than such an offer by the Company) is commenced, or if a Change in Control occurs, unless the Committee has otherwise provided in the Award Agreement, all Option Awards theretofore granted and not fully exercisable will become exercisable in full upon the happening of such event and will remain exercisable in accordance with their terms; provided, however, that no Option which has previously been exercised or otherwise terminated will become exercisable.

17. ***Assignments and Transfers***. No Award nor any right or interest of a Participant in any Award under the Plan may be assigned, encumbered or transferred otherwise than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its sole discretion, set forth in an Award Agreement at the time of grant or thereafter, that the Award (other than Incentive Stock Options) may be transferred to members of the Participant's immediate family, to one or more trusts solely for the benefit of such immediate family members and to partnerships in which such family members or trusts are the only partners. For this purpose, immediate family means the Participant's spouse, parents, children, step-children, grandchildren and legal dependents. Any transfer of an Award under this provision will not be effective until notice of such transfer is delivered to the Company.

18. ***Employee Rights Under the Plan***. No officer, Employee or other person will have a right to be selected as a Participant nor, having been so selected, to be selected again as a Participant, and no officer, Employee or other person will have any claim or right to be granted an Award under the Plan or under any other incentive or similar plan of the Company or any Affiliate. Neither the Plan nor any action taken under the Plan will be construed as giving any Employee any right to be retained in the employ of the Company or any Affiliate.

19. ***Delivery and Registration of Shares***. The Company's obligation to deliver Shares with respect to an Award will, if the Committee requests, be conditioned upon the receipt of a representation as to the investment intention of the Participant to whom such Shares are to be delivered, in such form as the Committee will determine to be necessary or advisable to comply with the provisions of the Securities Act or any other applicable federal or state securities laws. It may be provided that any representation requirement will become inoperative upon a registration of the Shares or other action eliminating the necessity of the representation under the Securities Act or other state securities laws. The Company will not be required to deliver any Shares under the Plan prior to (a)

the admission of such Shares to listing on any stock exchange or system on which Shares may then be listed, and (b) the completion of any registration or other qualification of the Shares under any state or federal law, rule or regulation, as the Company determines to be necessary or advisable.

20. ***Withholding Tax***. Prior to the delivery of any Shares or cash pursuant to an Award, the Company has the right and power to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy all applicable tax withholding requirements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company Shares already owned for a period of at least six months and having a value equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount that the Committee determines, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined for these purposes. For these purposes, the value of the Shares to be withheld or delivered will be equal to the Market Value as of the date that the taxes are required to be withheld.

21. ***Termination, Amendment and Modification of Plan***. The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify the Plan; provided, however, that to the extent necessary and desirable to comply with Rule 16b-3 under the Exchange Act or Code section 422 (or any other applicable law or regulation, including requirements of any stock exchange or quotation system on which the Company's common stock is listed or quoted), shareholder approval of any Plan amendment will be obtained in the manner and to the degree as is required by the applicable law or regulation; and provided further, that no termination, amendment or modification of the Plan will in any manner affect any Award theretofore granted pursuant to the Plan without the consent of the Participant to whom the Award was granted or the transferee of the Award.

22. ***Effective Date and Term of Plan.*** The Plan will become effective upon its adoption by the Board of Directors and Shareholders of the Company. Unless sooner terminated pursuant to Section 21, no further Awards may be made under the Plan after ten (10) years from the effective date of the Plan.

23. ***Governing Law.*** The Plan and Award Agreements will be construed in accordance with and governed by the internal laws of the State of Delaware.

24. ***Re-pricing of Options***. Nothing in this Plan shall permit the re-pricing of any outstanding options other than (a) with the prior approval of the Company's shareholders, or (b) pursuant to Sections 14 and 15. The foregoing restriction shall also apply to any other transaction which would be treated as a re-pricing of outstanding options under generally accepted accounting principles.

Adopted by the Board of Directors of
Mercantile Bancorp, Inc.
as of March 10, 2005

Amended by the Board of Directors of
Mercantile Bancorp, Inc. as of April 14, 2005

Approved by the Shareholders of Mercantile
Bancorp, Inc. as of ____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934**

Commission File No.: 001-32434

MERCANTILE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**37-1149138** (I.R.S. Employer Identification Number)
440 Maine Street, Quincy, Illinois (Address of Principal Executive Offices)	**62301** (Zip Code)

(217) 223-7300
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:
Common Stock (par value $1.25 per share)

Securities registered under Section 12(g) of the Exchange Act:

Not Applicable
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☐ No ☒

As of June 30, 2004, the aggregate market value of the shares of common stock held by non-affiliates, based on the average of the high and low prices quoted on the Over-the-Counter Bulletin Board for the second quarter of 2004 ended June 30, 2004, of $58.50 per share, was $101,944,732.50.

As of March 15, 2005, the number of outstanding shares of the Company's common stock, par value $1.25 per share, was 1,963,680.

TABLE OF CONTENTS

		Page No.
Part I		
Item 1	Business	1
Item 2	Properties	19
Item 3	Legal Proceedings	20
Item 4	Submission of Matters to a Vote of Security Holders	20
Item 4A	Executive Officers of Registrant	20
Part II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6	Selected Financial Data	22
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	60
Item 8	Financial Statements and Supplementary Data	61
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	61
Item 9A	Controls and Procedures	61
Item 9B	Other Information	62
Part III		
Item 10	Directors and Executive Officers of the Company	63
Item 11	Executive Compensation	63
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	63
Item 13	Certain Relationships and Related Transactions	63
Item 14	Principal Accounting Fees and Services	63
Part IV		
Item 15	Exhibits and Financial Statement Schedules	64
Signatures		65
Exhibit Index		66
Index to Consolidated Financial Statements		67

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Mercantile Bancorp, Inc. definitive Proxy Statement for its 2005 Annual Meeting of Stockholders to be held on May 23, 2005, are incorporated by reference to this Annual Report on Form 10-K in response to items under Part III.

PART I

Item 1. Business

Mercantile Bancorp, Inc.

General. Mercantile Bancorp, Inc. (the "Company"), a multi-state bank holding company, is headquartered in Quincy, Illinois. The Company was incorporated on April 15, 1983 for the purpose of enabling Mercantile Trust & Savings Bank ("MTSB"), an Illinois banking corporation, to operate within a bank holding company structure. The Company serves rural communities primarily, and much of the Company's business is related directly or indirectly to the agricultural industry. As of December 31, 2004, there were total assets of approximately $1,040,553,000 and total deposits of approximately $873,427,000, and as of December 31, 2003, the Company had total assets of approximately $906,160,000 and total deposits of approximately $758,183,000. Its subsidiaries operate six banks in Illinois, two banks in Missouri and one bank in Kansas. As described in more detail below, MTSB has represented on average approximately 50–55% of the Company's revenue, pre-consolidated net income and assets annually, and most of the Company's loans are related to real estate with, on average, approximately 55% being farmland, construction and mortgage loans, primarily mortgage loans. The Company's website is located at www.mercbanx.com.

The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. Notwithstanding the broad range of services and products, approximately 74% of the Company's revenues is derived on average annually from its subsidiaries' lending activities. The other principal revenue sources are investment securities with approximately 12% of revenue on average, service charges and fees on customer accounts with approximately 7% of revenue on average, and all asset management services combined with approximately 3% of revenue on average.

The Company's principal, direct activities consist of owning and supervising the banks, through which the Company derives most of its revenues. The Company directs the policies and coordinates the financial resources of the banks. The Company provides and performs various technical and advisory services for the banks, coordinates the banks' general policies and activities, and participates in the banks' major decisions.

Banks. As of December 31, 2004, the Company was the sole shareholder of the following banking subsidiaries:

- MTSB, located in Quincy, Illinois;
- State Bank of Augusta ("Augusta"), located in Augusta, Illinois;
- Marine Bank & Trust, formerly Marine Trust Company of Carthage ("Marine Bank"), located in Carthage, Illinois;
- Perry State Bank ("Perry"), located in Perry, Missouri;
- Golden State Bank ("Golden"), located in Golden, Illinois;
- Brown County State Bank ("Brown County"), located in Mt. Sterling, Illinois; and
- Farmers State Bank of Northern Missouri ("Farmers"), located in Savannah, Missouri.

As of December 31, 2004, the Company was the majority, but not sole, shareholder in the following banking subsidiaries:

- Security State Bank of Hamilton ("Hamilton"), located in Hamilton, Illinois, in which the Company owns 92.75% of the outstanding voting stock; and

- Mid-America Bancorp, Inc. ("Mid-America") (the sole shareholder of Heartland Bank ("Heartland") located in Leawood, Kansas), in which the Company owns 54.6% (48,000 shares) of the outstanding voting stock.

In March 2005, the Company purchased 5,000 additional shares of Mid-America, which was a portion of a new stock issuance by Mid-America. Other shareholders are considering the purchase of additional newly issued shares. Therefore, the Company's percentage ownership of Mid-America stock cannot currently be determined, but it is not expected to decrease from 54.6%.

In addition, as of December 31, 2004, the Company had less than majority ownership interests in several additional banking organizations located in the Midwest and Southeast. Specifically, the Company owned the following percentages of the outstanding voting stock of these additional banking entities:

- 33% of New Frontier Bancshares, Inc. ("New Frontier"), the sole shareholder of New Frontier Bank located in St. Charles, Missouri;
- 14% of NorthStar Bancshares, Inc. ("NorthStar"), the sole shareholder of NorthStar Bank N.A., located in Liberty, Missouri;
- 5% of GBC Bancorp, Inc. ("GBC"), the sole shareholder of Gwinnett Banking Company, located in Lawrenceville, Georgia; and
- 5% of Integrity Bank, which opened for business July 2004 in Jupiter, Florida.

In January 2005, the Company purchased 3,937 shares of New Frontier at a cost of $984,250, which was a portion of a new stock issuance by New Frontier totaling 12,000 shares. The Company's ownership will remain at 33%. In February 2005, the Company's Board of Directors approved the purchase of an additional 4,328 shares of New Frontier at a cost of $1,082,000 from an existing New Frontier stockholder. The Company anticipates this transaction will be consummated in the second quarter of 2005, at which time the Company's ownership should increase to approximately 37.7%.

The Company has also been in negotiations for the purchase of additional shares of stock in NorthStar, as part of a new stock issuance by NorthStar, as well as shares from existing stockholders. The number of shares to be acquired has not been determined, but the Company's Board has authorized increasing the Company's ownership to a maximum of 17.5%.

MTSB is the largest bank owned by the Company representing 50.4% of the Company's pre-consolidated net income for 2004 and 56.1% for 2003, and 49.2% of its assets as of December 31, 2004 and 52.2% as of December 31, 2003. Perry and Marine Bank are the next largest banks, representing respectively 11.8% and 10.4% of the Company's pre-consolidated net income for 2004 and 9.8% and 13.4% for 2003, and 13.1% and 8.2% of its assets as of December 31, 2004 and 14.1% and 8.8% as of December 31, 2003.

Employees. As of December 31, 2004, the Company and its subsidiaries had 280 full-time employees and 54 part-time employees, which together equate to 307 full-time-equivalent employees. None of the employees is represented by a collective bargaining group.

Business Strategies — Growth and Operations. The Company has developed and is pursuing both growth and operating strategies to target its markets with its products and services, all as described in greater detail below.

Growth Strategy. The Company has grown through a combination of internal growth and acquisitions. In the rural markets of west-central Illinois and northeast Missouri in which the Company has maintained a presence historically, the Company's strategy focuses on continuing to be, and to strengthen its position as, a significant competitor. Since 1988, the Company has acquired and successfully integrated eight bank holding companies and/or banks in these rural areas. The Company continues to look for opportunities to open branches or acquire community banks in these markets.

In addition to its traditional, rural markets, the Company is diversifying its business by expanding into urban and suburban areas that are less dependent upon the agricultural economy. Specifically, the Company has pursued diversification over the past several years by acquiring equity interests in banks located in or near larger metropolitan areas such as New Frontier Bancshares, Inc. in St. Charles, Missouri (a suburb of St. Louis), Mid-America Bancorp, Inc. in Leawood, Kansas (a suburb of Kansas City), NorthStar Bancshares, Inc. in Liberty, Missouri (a suburb of Kansas City); Integrity Bank in Jupiter, Florida (located near West Palm Beach), and GBC Bancorp, Inc. in Lawrenceville, Georgia (a suburb of Atlanta). The Company will continue to evaluate opportunities for such diversification.

In January 2005, MTSB hired a new trust officer who will operate out of an office located in the New Frontier facility in St. Charles, Missouri. Management believes that this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area.

In evaluating acquisition opportunities, the Company plans to continue to focus on the needs of small- to medium-sized businesses in both the rural communities in which its banking centers are located and in bedroom communities of larger metropolitan areas, which while within a commutable distance from a metropolitan area, generally have the characteristics of a small town. The Company's management believes that the larger regional banks are not allocating their resources to serve small- to medium-sized businesses effectively. These customers generally have the size and sophistication to demand customized products and services, which management believes its bankers are well equipped to understand and address as a result of their experience. Further, it has been the Company's experience that it is less costly to establish a location in a rural or bedroom community than in a metropolitan area, and that these markets are generally less competitive.

The Company believes its current banking locations provide it with the necessary platform to expand its services within its existing markets and into new markets offering growth potential, and that the Company has the back office and technology systems in place to accommodate additional growth.

Operating Strategy. While pursuing the Company's growth strategy outlined above, the Company plans to continue its focus on customer service, efficient back office and other support services, asset quality and prudent capital management as described below.

The Company operates under a community banking philosophy that is customer driven, emphasizing long-term customer relationships, and provides practical financial solutions, convenience and consistent service. Each of the Company's banking centers are administered by a local president who has knowledge of the particular community and lending expertise in the specific industries found within the community. The bank presidents have the authority and flexibility within general parameters to make customer-related decisions, as the Company's management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With the Company's decentralized decision making process, the Company is able to provide customers with rapid decisions on lending issues.

The support services the Company provides to its banking centers are centralized in the Company's main offices located in Quincy, Illinois. These services include back office operations, credit administration, human resources, internal audit, compliance, investment portfolio research and advice, and data processing. As a result, the Company's operations enhance efficiencies, maintain consistency in policies and procedures and enable the Company's employees to focus on developing and strengthening customer relationships.

The Company's lending officers have developed comprehensive policies and procedures for credit underwriting and funding that have enabled the Company to maintain sound credit quality while growing its loan portfolio and the overall organization. Combined with the Company's significant lending experience, these procedures and controls have enabled the Company to provide responsive, customized service to its customers. The Company's total assets have grown from $771,813,000 at December 31, 2001, to $1,040,553,000 at December 31, 2004. Despite this growth, at December 31, 2004, the Company's ratio of non-performing loans to total loans before allowance for loan losses was .58% and its ratio of non-performing loans and non-performing assets to total loans before allowance for loan losses was .66%. The Company intends to continue to adhere to the practices and policies that have contributed to its sound asset quality to date.

The Company's goal is to operate at a capital level that supports its growth but does not unduly hamper its achievement of an attractive return on equity. In order to strike this balance, the Company relies on its management's expertise to prudently manage its capital resources. Growth of capital has been achieved through retention of earnings, and it is management's strategy to continue this growth through the profitable expansion of lending and deposit services in the Company's existing markets, as well as additional acquisitions of well-managed, profitable banking organizations.

Products and Services — General. The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. These products and services are provided in all of the Company's markets through its main offices and branches, which markets are identified in more detail below. However, lending activities generate collectively most of the Company's consolidated revenue each year and individually are the only products and services, other than interest income on investment securities, that have equaled or exceeded 10% of the Company's consolidated revenue consistently over the past three fiscal years. Approximately 74% of the Company's revenues is derived on average annually from its subsidiaries' lending activities.

The Company has a single segment, banking, in that all of its bank subsidiaries are engaged in banking activities. Also, the Company's business is not seasonal although weather conditions year to year may impact the businesses of certain borrowers such as agricultural clients and thus affect their need for and ability to afford bank financing.

Lending Activities. The Company's objective is to offer the commercial, agricultural, residential and consumer customers in its markets a variety of products and services, including a full array of loan products. The Company's bank subsidiaries make real estate loans (including farmland, construction and mortgage loans), commercial, financial and agricultural loans, and consumer loans. Total loans includes loans held for sale. The Company strives to do business in the areas served by its banks and their branches, and all of the Company's marketing efforts and the vast majority of its loan customers are located within its existing market areas. The following is a discussion of each major type of lending.

Real Estate Loans. The Company's banks make real estate loans for farmland, construction and mortgage purposes as more thoroughly described below. Collectively, these loans, which include loans held for sale, comprise the largest category of the Company's loans. At December 31, 2004, the Company had approximately $444,344,000 in such loans, representing 57.6% of total loans. At December 31, 2003, the Company had $350,116,000 in such loans, representing 54.5% of total loans.

Farmland Real Estate Loans. Farm real estate loans are collateralized by owner-occupied and investment properties located in the Company's market areas. The Company's banks offer a variety of mortgage loan products that generally are amortized over five to 20 years. The loans have rates fixed for up to a five year period, with the loans either having an adjustable rate feature or a balloon at the maturity of the term. Loans secured by farm real estate are generally originated in amounts of no more than 80% of the lower of cost or appraised value. The bank underwrites and seeks Farm Service Agency guarantees to enhance the credit structure of some farm real estate loans.

The banks secure a valid lien on farmland real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the farm property has improvements and, if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Farmland real estate loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $3,743,000 or 6.5% for 2004; $3,970,000 or 7.3% for 2003; and $3,893,000 or 6.9% for 2002. At December 31, 2004, the Company had approximately $64,891,000 in such loans, representing 8.4% of total loans. At December 31, 2003, the Company had approximately $60,735,000 in such loans, representing 9.5% of total loans.

Construction Real Estate Loans. The Company's banks also make loans to finance the construction of residential and non-residential properties. Construction loans generally are secured by first liens on real estate. The Company's banks conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If a bank is forced to foreclose on a project prior to completion, there is no assurance that the bank will be able to recover all of the unpaid portion of the loan. In addition, the bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable levels of risk in construction lending, these procedures may not prevent losses from the risks described above.

The banks secure a valid lien on construction real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the construction property has improvements, insurance bonding on a contractor, and if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Construction loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $1,356,000 or 2.4% for 2004; $1,260,000 or 2.3% for 2003; and $1,356,000 or 2.4% for 2002. At December 31, 2004, the Company had $28,105,000 in such loans, representing 3.6% of total loans. At December 31, 2003, the Company had $18,861,000 in such loans, representing 2.9% of total loans.

Mortgage Real Estate Loans. A significant portion of the Company's lending activity consists of the origination of mortgage loans collateralized by properties located in the Company's market areas. The Company's banks offer a variety of residential mortgage loan products that generally are amortized over five to 25 years. Residential loans collateralized by mortgage real estate generally have been originated in amounts of no more than 90% of the lower of cost or appraised value or the bank requires private mortgage insurance. Of the residential mortgage real estate loans originated, the Company generally retains on its books shorter-term loans with variable rates, and sells into the secondary mortgage market longer-term, fixed-rate loans to either Fannie Mae, or a regional Federal Home Loan Bank, and retains the loan servicing rights.

The Company's banks offer a variety of commercial real estate mortgage loan products that generally are amortized up to 20 years. The rates on these loans usually range from a daily variable rate to a fixed rate for no more than five years. The commercial real estate mortgage loans are collateralized by owner/operator real estate mortgages, as well as investment real estate mortgages. Loans collateralized by commercial real estate mortgages are generally originated in amounts of no more than 80% of the lower of cost or appraised value.

The banks secure a valid lien on mortgage real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the bank's lien. The banks require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Residential real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $10,103,000 or 17.5% for 2004; $9,252,000 or 16.9% for 2003; and $8,855,000 or 15.6% for 2002. As of December 31, 2004, the Company had $197,582,000 in residential real estate loans, which represented 25.7% of the Company's total loans. As of December 31, 2003, the Company had $158,462,000 in such loans, which represented 24.7% of the Company's total loans.

Commercial real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $7,690,000 or 13.3% for 2004; $6,036,000 or 11.0% for 2003; and $6,081,000 or 10.7% for 2002. As of December 31, 2004, the Company had $153,766,000 in commercial real estate mortgage loans, which represented 19.9% of the Company's total loans. As of December 31, 2003, the Company had $112,058,000 in such loans, which represented 17.4% of the Company's total loans.

The most significant risk concerning mortgage real estate loans is the fluctuation in market value of the real estate collateralizing the loans. A decrease in market value of real estate securing a loan may jeopardize a bank's ability to recover all of the unpaid portion of the loan if the bank is forced to foreclose. If there were significant decreases in market value throughout one or more markets of the Company, the Company could experience multiple losses in such market or markets. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable lender risks in mortgage lending, these procedures may not prevent losses from the risks described above.

Commercial, Financial and Agricultural Loans. These loans are primarily made within the Company's market areas and are underwritten on the basis of the borrower's ability to service the debt from income. As a general practice, the Company's banks take as collateral a lien on any available equipment, accounts receivables or other assets owned by the borrower and often obtain the personal guaranty of the borrower. In general, these loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial, financial and agricultural loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial, financial and agricultural loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. Approximately 50% of all of the Company's net charge-offs and non-performing loans for the years 2000 through 2004 were related to commercial, financial or agricultural loans. No category within this type of lending activity represented a disproportionate share of net charge-offs or non-performing loans during such period except that in fiscal year 2002 a substantial portion of the net charge-offs were agricultural loans. As a result of these additional complexities, variables and risks, commercial, financial and agricultural loans require more thorough underwriting and servicing than other types of loans.

Commercial, financial and agricultural loans, which include floor plan loans, generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $11,986,000 or 20.8% for 2004; $10,756,000 or 19.7% for 2003; and $10,929,000 or 19.3% for 2002. At December 31, 2004, the Company had $233,561,000 in such loans, representing 30.3% of total loans, including loans held for sale. At December 31, 2003, the Company had $204,912,000 in such loans, representing 31.9% of total loans.

Within the category of commercial, financial and agricultural loans, agricultural operating loans have produced the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $2,948,000 or 5.1% for 2004; $2,879,000 or 5.3% for 2003; and $2,971,000 or 5.2% for 2002. At December 31, 2004, the Company had $54,181,000 in such loans, representing 7.0% of total loans. At December 31, 2003, the Company had $50,507,000 in such loans, representing 7.9% of total loans.

Consumer Loans. The Company provides a wide variety of consumer loans (also referred to in this report as installment loans to individuals) including motor vehicle, watercraft, education, personal (collateralized and non-collateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount that can be recovered on such loans.

Consumer loans generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $7,691,000 or 13.3% for 2004;

$7,537,000 or 13.8% for 2003; and $7,386,000 or 13.0% for 2002. At December 31, 2004, the Company had $94,184,000 in such loans, which represented 12.2% of the Company's total loans. At December 31, 2003, the Company had $87,528,000 in such loans, which represented 13.6% of the Company's total loans.

The discussion of each subsidiary bank below includes information concerning each such bank's revenue generated from lending activities, which constitute the largest source of revenue for each bank.

Underwriting Strategy. The Company's lending activities reflect an underwriting strategy that emphasizes asset quality and fiscal prudence in order to keep capital resources available for the most attractive lending opportunities in the Company's markets. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. The Company's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices, which include:

- granting loans on a sound and collectible basis;
- investing funds properly for the benefit of the Company's shareholders and the protection of its depositors;
- serving the legitimate needs of the communities in the Company's markets while obtaining a balance between maximum yield and minimum risk;
- ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;
- developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and
- ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. The Company's loan review personnel and compliance officer interact on a regular basis with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances.

In addition, the Company has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

Markets and Competition. The Company identifies three regional markets for its banking activities, which include the counties in which the Company maintains offices and also counties in which the Company has no offices but whose inhabitants are targets of the Company's financial services because of their close proximity to counties in which the Company maintains offices. They are the following: (1) a tri-state region including west-central Illinois, northeast Missouri, and a portion of southeastern Iowa; (2) the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri; and (3) a suburban Leawood, Kansas-Kansas City, Missouri market. The tri-state market is the Company's principal market and has accounted for approximately 93% to 95% of the Company's consolidated revenues for the years 2001 through 2003 and approximately 85% of the Company's consolidated revenues for 2004, which include the addition of ten months of revenues from Mid-America.

At present, the Company maintains the following approximate percentages of market share in the following markets as measured by the deposits held by the Company's subsidiary banks operating in or targeting such markets relative to the deposits held by all institutions insured by the Federal Deposit Insurance Corporation ("FDIC") located in such markets as of June 30, 2004: 19.03% for the tri-state market; 4.46% for the greater St. Joseph-Savannah, Missouri market; and 0.21% for the suburban Leawood, Kansas-Kansas City, Missouri market. The Company's share of the tri-state market at 19.03% is the largest of 60 FDIC-insured institutions located in that market. The Company's shares of the greater St. Joseph-Savannah, Missouri market and Leawood, Kansas-Kansas City, Missouri market are discussed below in the descriptions of Farmers and Mid-America, respectively.

The source of the deposit data and corresponding market shares used above and throughout this section of the report is the FDIC Summary of Deposit ("SOD")web link. The SOD contains deposit data for more than 89,000 branches/offices of FDIC-insured institutions. The FDIC collects deposit balances for commercial and savings banks as of June 30 of each year, and the Office of Thrift Supervision collects the same data for savings institutions.

The Company believes that it maintains a visible, competitive presence in all of its markets. The Company's banks are subject to vigorous competition from other banks and financial institutions in their respective markets.

The business lines in which the Company's banks compete is highly competitive, and growth with profitability depends mainly on the Company's ability to effectively compete for, and retain, deposits and loans in the markets.

The primary factors in competing for savings deposits are convenient office locations, interest rates offered, and the range of additional bank services offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds, insurance companies, credit unions and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay.

The primary factors in competing for loans include, among others, interest rate consideration, loan origination fees, borrower equity infusion, and the range of additional bank services offered. Competition for origination of all loan types normally comes from other commercial banks, thrift institutions, credit unions, finance companies, mortgage bankers, mortgage brokers, insurance companies and government agricultural lending agencies. In that 74% on average of the Company's consolidated revenues are derived from loans of all categories, the Company's competitive position in lending services is crucial to its implementation of ongoing growth and operating strategies, as discussed above.

The Company has been able to compete effectively with other financial service providers by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. The Company's operating strategy emphasizing customer service, efficient back office and other support services, asset quality and prudent capital management have permitted the Company to compete effectively against both larger and smaller financial institutions in its markets; however, if the Company fails to continue to successfully implement its strategies and/or other financial institutions with more substantial resources because more aggressive in their pursuit of market share, the Company's competitive position could suffer.

Many of the Company's existing competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as US Bank, Bank of America and Commerce Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that the Company does not provide or provide to the extent these other institutions provide them. In addition, many of the Company's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. The Company also acknowledges that to the extent certain larger financial institutions and potential non-bank competitors have not yet entered the one or more of the Company's markets, they could do so at any time and threaten the Company's competitive position.

The discussion of each subsidiary bank below includes a description of each such bank's market and competitive position within such markets, as measured by FDIC-insured deposits.

Mercantile Trust & Savings Bank

MTSB is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services; and other customer services, such as safe deposit facilities. The largest portion of MTSB's lending business is related to the general business and real estate activities of its commercial customers, followed closely by residential mortgage loans. MTSB's principal service area includes the city of Quincy and Adams County, Illinois. MTSB is the largest bank owned by the Company, representing approximately $4,578,000 or 50.4% of the Company's pre-consolidated net income for 2004 and approximately $5,048,000 or 56.1% in 2003, and approximately $511,485,000 or 49.2% of the Company's assets as of December 31, 2004 and $473,030,000 or 52.2% as of December 31, 2003.

MTSB's principal banking office is located at 440 Maine Street, Quincy, Illinois. MTSB owns its main banking premises in fee simple. In addition, MTSB owns and operates three branches, one drive-through facility, and ten automatic teller machines in Quincy. MTSB leases a facility in use as the MTSB Mortgage Center in Quincy. In February 2005, MTSB opened a trust office in the St. Charles, Missouri office of the New Frontier Bank.

MTSB wholly owns Mercantile Investments, Inc. ("MII"), a Delaware corporation. MII's offices are located in a leased facility at First Commercial Centre, East Mall Drive, Freeport, Grand Bahama Island. The sole activity of the subsidiary is to invest in securities, including corporate debentures. As of December 31, 2004 and 2003, MII had total assets of approximately $96,583,000 and $105,929,000, respectively, which represented a significant portion of MTSB's securities portfolio at that date. The primary strategy for forming the subsidiary was to take advantage of the current State of Illinois tax laws that exclude income generated by a subsidiary that operates off-shore from State of Illinois taxable income. The only other impact on the Company's consolidated financial statements in regard to the investment subsidiary is the additional administrative costs to operate the subsidiary, which is a minimal amount. For both 2004 and 2003, the Company's Illinois income taxes decreased by approximately $100,000 as a result of MII's operations off shore.

MTSB plans to continue to utilize the subsidiary to manage a significant amount of its securities portfolio as long as it is advantageous to do so from a tax standpoint. All securities purchased by MII are approved by the MII Investment Committee. The Illinois Department of Revenue could challenge the establishment of and/or related business purposes of MII or a change in state law could negate or lessen the state income tax advantages of MII; however, the Company is not aware of any existing or threatened state action or existing or pending legislation regarding this issue.

The by-laws of MII only allow holding investments and corporate debentures as permissible activities. There are no current plans to expand these permissible activities for MII.

In January 2004, MTSB acquired an 11.95% interest in Illinois Real Estate Title Center, LLC ("IRETC"), a multi-bank-owned limited liability company that operates a title insurance agency. IRETC is located in leased space in Springfield, Illinois, and owned in partnership with other central-Illinois banking companies and Investors Title Insurance Company of Chapel Hill, North Carolina. IRETC engages in the sale and issuance of commercial and residential, owner and mortgagee title insurance policies. As of December 31, 2004 and 2003, IRETC had total assets of approximately $391,155 and $360,027.

As of December 31, 2004, MTSB had 142 full-time employees and 18 part-time employees and approximately 15,000 depositors. The population of its primary service area is approximately 250,000.

The primary source of MTSB's revenue is from lending activities, which have represented on average approximately 63% of its revenue annually for the years 2002 through 2004. MTSB generated the following approximate revenues from loans for the following years: $19,290,000 for 2004, $19,480,000 for 2003, and $19,334,000 for 2002. At December 31, 2004, loans totaled $370,344,000 or 72.4% of MTSB's total assets. Other principal revenue sources are investment securities with approximately 14% of revenue on average, service charges and fees on customer accounts with approximately 6% of revenue on average, and all asset management services combined with approximately 6% of revenue on average.

As indicated above, MTSB's market includes the core market of Adams County, Illinois, in which MTSB's main office and branches are located. Also, MTSB targets its products and services to the inhabitants of Marion County, Missouri, which borders Adams County to the west and includes many residents who work and conduct commerce in Quincy, Illinois, the seat of local government for Adams County. Therefore, its total market includes both counties.

At present, MTSB maintains a 21.9% share of its total market and 28.3% of its core market, as measured by the deposits held by MTSB relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. MTSB's shares are the largest held by any of the 27 institutions in its total market and 18 institutions in its core market. The next largest shares in the total market are 14.7% held by another locally headquartered bank holding company and its subsidiary bank, 6.3% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market, and 6.2% held by another locally headquartered bank holding company and its subsidiary bank. The next largest shares in its core market are 19.0% held by another locally headquartered bank holding company and its subsidiary bank, 8.1% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market, and 6.4% held by another locally headquartered bank holding company and its subsidiary bank.

Security State Bank of Hamilton

Hamilton is chartered under the laws of the State of Illinois and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; safe deposit facilities and other customer services. The largest portion of Hamilton's lending business is related to residential real estate loans. Hamilton's principal service area includes the city of Hamilton and Hancock County, Illinois and the City of Keokuk and Lee County, Iowa. Hamilton represented approximately $543,000 or 6.0% of the Company's pre-consolidated net income for 2004 and $595,000 or 6.6% in 2003, and approximately $47,770,000 or 4.6% of the Company's assets as of December 31, 2004 and $44,985,000 or 5.0% as of December 31, 2003.

Hamilton's principal banking office is located at 1111 Broadway, Hamilton, Illinois. Hamilton owns its main banking premises in fee simple and operates two automatic teller machines located in Hamilton.

As of December 31, 2004, Hamilton had 13 full-time employees and 2 part-time employees and approximately 2,200 depositors. The population of its primary service area is approximately 20,000.

The primary source of Hamilton's revenue is from lending activities, which have represented on average approximately 75% of its revenue annually for the years 2002 through 2004. Hamilton generated the following approximate revenues from loans for the following years: $2,311,000 for 2004, $2,408,000 for 2003, and $2,552,000 for 2002. At December 31, 2004, loans totaled $36,575,000 or 76.6% of Hamilton's total assets. Other principal revenue sources are investment securities with approximately 13% of revenue on average, and service charges and fees on customer accounts with approximately 6% of revenue on average.

As indicated above, Hamilton's market includes the core market of Hancock County, Illinois, in which its main office is located, and the target markets of Lee County, Iowa, which borders Hancock County to the west. Hamilton sits on the Mississippi River across from the city of Keokuk in Lee County, and there is substantial commercial activity flowing back and forth between the two towns.

At present, Hamilton maintains a 3.8% share of its total market and 10.6% of its core market, as measured by the deposits held by Hamilton relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Hamilton's shares are the ninth largest of 18 institutions in its total market and third largest of 12 institutions in its core market. The largest shares of its total market are 13.3% and 11.4% held by financial institutions located in Iowa. The largest shares of its core market are 23.9% held by another rural Illinois bank and 20.3% held by Hamilton's affiliate Marine Bank.

State Bank of Augusta

Augusta is chartered under the laws of the State of Illinois and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; safe deposit facilities and other customer services. The largest portion of Augusta's lending business is related to the agricultural production and real estate activities of its agricultural customers. Augusta's principal service area includes the village of Augusta, Hancock County, a portion of western Schuyler County and a portion of the southwestern McDonough County, all in Illinois. Augusta represented approximately $258,000 or 2.8% of the Company's pre-consolidated net income for 2004 and $292,000 or 3.3% in 2003, and approximately $29,138,000 or 2.8% of the Company's assets as of December 31, 2004 and $29,019,000 or 3.2% as of December 31, 2003.

Augusta's principal banking office is located at 507 Main Street, Augusta, Illinois. Augusta owns its main banking premises in fee simple and currently owns and operates an automatic teller machine in Augusta.

As of December 31, 2004, Augusta had 6 full-time employees and 4 part-time employees and approximately 1,200 depositors. The population of its primary service area is approximately 20,000.

The primary source of Augusta's revenue is from lending activities, which have represented on average approximately 72% of its revenue annually for the years 2002 through 2004. Augusta generated the following approximate revenues from loans for the following years: $1,002,000 for 2004, $1,030,000 for 2003, and $1,107,000 for 2002. At December 31, 2004, loans totaled $18,445,000 or 63.3% of Augusta's total assets. Other principal revenue sources are investment securities with approximately 17% of revenue on average, and service charges and fees on customer accounts with approximately 6% of revenue on average.

As indicated above, Augusta's market includes the core market of Hancock County, Illinois, in which its main office is located, and the target markets of McDonough and Schuyler counties, which border Hancock County to the east and southeast, respectively.

At present, Augusta maintains a 2.7% share of its total market and 7.1% of its core market, as measured by the deposits held by Augusta relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Augusta's shares are the 13th largest of 21 institutions in its total market and sixth largest of 12 institutions in its core market. The largest shares of its total market are 13.3%, 12.9% and 11.5% held by other rural Illinois banks. The largest shares of its core market are 23.9% held by another rural Illinois bank and 20.3% and 10.6% held by Augusta's affiliates Marine Bank and Hamilton, respectively.

Marine Bank & Trust

Marine Bank is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services and safe deposit facilities. The largest portion of Marine Bank's lending business is related to commercial and agricultural customers. Marine Bank's principal service area includes the village of Carthage and Hancock County, Illinois. Marine Bank represented approximately $949,000 or 10.4% of the Company's pre-consolidated net income for 2004 and $1,209,000 or 13.4% in 2003, and approximately $85,778,000 or 8.2% of the Company's assets as of December 31, 2004 and $79,938,000 or 8.8% as of December 31, 2003.

Marine Bank's principal banking office is located at 500 Wabash Street, Carthage, Illinois. Marine Bank owns its main banking premises in fee simple and currently owns and operates a drive-through location in Carthage. Marine Bank has begun construction on a new principal bank building to be completed in the fall of 2005 in Carthage. The new building will permit Marine Bank to expand its loan department, provide more efficient service to investment management and trust clients, and offer additional banking products. Upon completion of the new building, Marine Bank will donate the existing building to the Carthage Public Library District. Marine Bank also owns and operates three automatic teller machines located in Carthage.

As of December 31, 2004, Marine Bank had 22 full-time employees and 1 part-time employee and approximately 3,600 depositors. The population of its primary service area is approximately 20,000.

The primary source of Marine Bank's revenue is from lending activities, which have represented on average approximately 76% of its revenue annually for the years 2002 through 2004. Marine Bank generated the following approximate revenues from loans for the following years: $3,959,000 for 2004, $3,964,000 for 2003, and $4,091,000 for 2002. At December 31, 2004, loans totaled $68,882,000 or 80.3% of Marine Bank's total assets. Other principal revenue sources are investment securities with approximately 9% of revenue on average, service charges and fees on customer accounts with approximately 5% of revenue on average, and all asset management services combined with approximately 2% of revenue on average.

As indicated above, Marine Bank's market includes Hancock County, Illinois, in which its main office is located. At present, Marine Bank maintains a 20.3% share of its market, as measured by the deposits held by Marine Bank relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Marine Bank's share is the second largest of 12 institutions in its market. The largest share of 23.9% is held by another rural Illinois bank. The third largest of 10.6% is held by Hamilton, Marine Bank's affiliate.

Perry State Bank

Perry is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking; savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Perry's lending business is related to agricultural real estate loans. Perry's principal service area includes the towns of Perry, Monroe City, Hannibal, and Bowling Green, Missouri and the counties of Ralls, Monroe, Marion, Audrain, and Pike, Missouri. Perry represented approximately $1,074,000 or 11.8% of the Company's pre-consolidated net income for 2004 and $882,000 or 9.8% in 2003 and approximately $136,140,000 or 13.1% of the Company's assets as of December 31, 2004, and $128,193,000 or 14.1% as of December 31, 2003.

Perry owns its principal banking office, which is located at 103 E Main in Perry, Missouri, in fee simple and currently owns and operates a full-service banking facility in each of Monroe City and Bowling Green, Missouri, and two facilities in Hannibal, Missouri. In addition, Perry owns and operates six automated teller machines located in Perry, Monroe City, Hannibal, and Bowling Green.

As of December 31, 2004, Perry had 46 full-time employees and 13 part-time employees and approximately 8,100 depositors. The population of its primary service area is approximately 50,000.

The primary source of Perry's revenue is from lending activities, which have represented on average approximately 76% of its revenue annually for the years 2002 through 2004. Perry generated the following approximate revenues from loans for the following years: $6,324,000 for 2004, $6,075,000 for 2003, and$6,102,000 for 2002. At December 31, 2004, loans totaled $107,872,000 or 79.2% of Perry's total assets. Other principal revenue sources are investment securities with approximately 9% of revenue on average, and service charges and fees on customer accounts with approximately 9% of revenue on average.

As indicated above, Perry's market includes the core market of Ralls County, Missouri, in which its main office is located, and the target market of Audrain, Marion, Monroe and Pike counties, Missouri, in which it maintains branches and which surround Ralls County.

At present, Perry maintains a 9.2% share of its total market and 49.5% of its core market, as measured by the deposits held by Perry relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Perry holds the second largest share out of 21 institutions in its total market. The largest share of its total market is 12.4% held by a federally chartered bank headquartered outside of the market. The third-ranked institution in its total market is a federally chartered bank headquartered in northeast Missouri that hold a 8.2% share. Perry shares its core market with only one other institution, which is a state chartered bank headquartered in northeast Missouri that holds a 50.5% share.

Golden State Bank

Golden is chartered under the laws of the State of Illinois and offers complete banking services in the commercial, industrial and agricultural areas which it serves. Services include commercial, real estate and personal loans; checking, savings, and time deposits; safe deposit facilities and other customer services. The largest portion of Golden's lending business is related to the activities of its agricultural customers. Golden's principal service area includes the village of Camp Point in Adams County, a portion of southern Hancock County and a portion of western Brown County, all in Illinois. Golden represented approximately $244,000 or 2.7% of the Company's pre-consolidated net income for 2004 and $225,000 or 2.5% in 2003, and approximately $26,323,000 or 2.5% of the Company's assets as of December 31, 2004 and $24,726,000 or 2.7% as of December 31, 2003.

Golden's principal banking office is located at 321 Quincy Street, Golden, Illinois. Golden owns its main banking premises in fee simple and currently owns and operates an automatic teller machine in Golden.

As of December 31, 2004, Golden had 4 full-time employees and 1 part-time employee and approximately 1,100 depositors. The population of its primary service area is approximately 20,000.

The primary source of Golden's revenue is from lending activities, which have represented on average approximately 65% of its revenue annually for the years 2002 through 2004. Golden generated the following approximate revenues from loans for the following years: $788,000 for 2004, $883,000 for 2003, and $901,000 for 2002. At December 31, 2004, loans totaled $14,339,000 or 54.5% of Golden's total assets. Other principal revenue sources are investment securities with approximately 26% of revenue on average, and service charges and fees on customer accounts with approximately 3% of revenue on average.

As indicated above, Golden's market includes the core market of Adams County, Illinois, in which its main office is located, and the target markets of Brown and Hancock counties, which border Adams County to the east and north, respectively.

At present, Golden maintains a 1.2% share of its total market and 1.6% of its core market, as measured by the deposits held by Golden relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Golden's shares are the 22nd largest of 35 institutions in its total market and 15th largest of 18 institutions in its core market. The largest shares of its total market and core market are 21.5% and 28.3%, respectively, held by its affiliate MTSB. The next largest shares are 14.4% and 19.0%, respectively, held by another locally headquartered bank holding company and its subsidiary bank. Golden's affiliates Marine Bank, Brown County, Hamilton and Augusta also operate in its total market.

Brown County State Bank

Brown County is chartered under the laws of the State of Illinois and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services; safe deposit facilities and other customer services. The largest portion of Brown County's lending activity involves agricultural operating and real estate loans; however, residential mortgage loans also represent a significant though lesser portion of the bank's lending activities. Brown County's principal service area is the village of Mt. Sterling and Brown County, Illinois. Brown County represented approximately $589,000 or 6.5% of the Company's pre-consolidated net income for 2004 and $537,000 or 6.0% in 2003, and approximately $54,929,000 or 5.3% of the Company's assets as of December 31, 2004 and $59,645,000 or 6.6% as of December 31, 2003.

Brown County's principal banking office is located at 101 E. Main St., Mt. Sterling, Illinois. Brown County owns the property in fee simple and owns and operates an automatic teller machine at the site.

As of December 31, 2004, Brown County had 12 full time employees and 3 part-time employees and approximately 2,000 depositors. The population of its primary service area is approximately 10,000.

The primary source of Brown County's revenue is from lending activities, which have represented on average approximately 57% of its revenue annually for the years 2002 through 2004. Brown County generated the following approximate revenues from loans for the following years: $2,095,000 for 2004, $2,087,000 for 2003, and $1,834,000 for 2002. At December 31, 2004, loans totaled $35,765,000 or 65.1% of Brown County's total assets. Other principal revenue sources are investment securities with approximately 26% of revenue on average, and service charges and fees on customer accounts with approximately 8% of revenue on average.

As indicated above, Brown County's market includes Brown County, in which its main office is located. At present, Brown County maintains the second largest share of its market with 35.7%, as measured by the deposits held by Brown County relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. The largest share is held by another rural Illinois bank with 43.9%. No other financial institution in the market has a share greater than 6%.

Farmers State Bank of Northern Missouri

Farmers is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Farmers' lending business is related to commercial, agricultural and real estate loans. Farmers' principal service area includes the communities of Savannah and St. Joseph in the counties of Andrew and Buchanan, Missouri, respectively. Farmers represented approximately $600,000 or 6.6% of the Company's pre-consolidated net income for 2004 and $209,000 or 2.3% in 2003, and approximately $81,612,000 or 7.8% of the Company's assets as of December 31, 2004 and $73,101,000 or 8.1% as of December 31, 2003.

Farmers' principal banking office is located at 301 W. Main Street, Savannah, Missouri. The bank owns its main banking premises in fee simple, owns and operates one full-service and one limited-service banking facility in St. Joseph, and leases and operates one limited-service banking facility in St. Joseph. In addition, Farmers has four automatic teller machines located in Savannah and St. Joseph.

As of December 31, 2004, Farmers had 20 full-time employees and 8 part-time employees and approximately 2,700 depositors. The population of its primary service area is approximately 103,000.

The primary source of Farmers' revenue is from lending activities, which have represented on average approximately 79% of its revenue annually for the years 2002 through 2004. Farmers generated the following approximate revenues from loans for the following years: $3,576,000 for 2004, $2,884,000 for 2003, and $2,579,000 for 2002. At December 31, 2004, loans totaled $55,950,000 or 68.6% of Farmers' total assets. Other principal revenue sources are investment securities with approximately 11% of revenue on average, and service charges and fees on customer accounts with approximately 8% of revenue on average.

As indicated above, Farmers' market includes the core market of the Andrew County, Missouri, in which its Savannah office is located, and the target market of Buchanan County, Missouri, which is south of Andrew County and encompasses the city of St. Joseph where Farmers maintains additional banking facilities. Together these counties include the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri.

At present, Farmers maintains a 4.5% share of its total market and 29.9% of its core market, as measured by the deposits held by Farmers relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. Farmers' shares are the ninth largest of 13 institutions in its total market and second largest of four institutions in its core market. The largest shares of its total market are 18.9%, 18.9% and 16.7%, which are held by two larger federally chartered banks and one state chartered bank. No other share of the total market exceeds 8%. The largest share of its core market is 30.1%, which is held by a larger federally chartered bank. The remaining shares are 25.1% and 14.9% and are held by institutions with which Farmers competes in Buchanan County as well.

Mid-America Bancorp, Inc.

Mid-America Bancorp, Inc. ("Mid-America"), parent company of Heartland Bank ("Heartland"), is chartered under the laws of the State of Kansas and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; and other customer services, such as safe deposit facilities. The largest portion of Heartland's lending business is related to the activities of its commercial customers. Heartland's principal service area includes greater Kansas City, primarily Johnson County in Kansas and Jackson County in Missouri.

Mid-America became a majority-owned subsidiary of the Company in February 2004. The Company's ownership percentage was 54.6% (48,000 shares) as of December 31, 2004. Mid-America's financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2004. For the year ended December 31, 2003, the Company's pre-tax loss, including amortization of the core deposit intangible, from its investment in Mid-America was $76,000, and the equity method investment, including net core deposit intangible, was valued at approximately $4,229,000 as of December 31, 2003. Mid-America represented approximately $249,000 or 2.8% of the Company's pre-consolidated net income for 2004, and $81,246,000 or 7.8% of the Company's assets as of December 31, 2004

In March 2005, the Company purchased 5,000 additional shares of Mid-America, which was a portion of a new stock issuance by Mid-America. Other shareholders are considering the purchase of additional newly issued shares. Therefore, the Company's percentage ownership of Mid-America stock cannot currently be determined, but it is not expected to decrease from 54.6%.

Heartland's principal banking office is located at 4801 Town Center Drive, Leawood, Kansas. Heartland owns its main banking premises in fee simple and operates an automatic teller machine located in Leawood. In June 2004, Heartland closed and sold a branch facility located in Jewell, Kansas in order to focus its efforts on its Leawood facility in suburban Kansas City.

As of December 31, 2004, Heartland had 15 full-time employees and 4 part-time employees and approximately 1,200 depositors. The population of its primary service area is approximately 500,000.

The primary source of Heartland's revenue for 2004, the first year for which Heartland's revenue was consolidated with the Company's revenue, was from lending activities, which revenue totaled $3,226,000 for such period and represented approximately 82.9% of all of Heartland's revenues. At December 31, 2004, loans totaled $65,215,000 or 80.2% of Heartland's total assets. Other principal revenue sources for 2004 were investment securities with approximately 9% of revenue and service charges and fees on customer accounts with approximately 3% of revenue.

As indicated above, Heartland's market includes the core market of Johnson County, Kansas, in which its main office is located, and the target market of Jackson County, Missouri, which borders Johnson County to the east and includes Kansas City, Missouri. Together these counties include the Company's suburban Leawood, Kansas-Kansas City, Missouri market.

At present, Heartland holds relatively small shares of both its total market and core market with 0.2% and 0.4%, respectively, as measured by the deposits held by Heartland relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2004. The largest shares of its total market are 11.4%, 10.7% and 10.6% and are held by substantially larger, federally chartered banks with significant regional and/or national presences. Heartland ranks 49th out of 85 FDIC-insured institutions in its total market and 35th out of 58 such institutions in its core market, as measured by such deposits; therefore, though small, Heartland's shares are greater than at least one-third of the other institutions in its markets.

Stock Split

In May 2002, the Company effected a 5-for-1 stock split. In connection therewith, the Company filed an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 3,000,000 to 12,000,000 shares and to reduce the par value per share from $6.25 to $1.25. As a result of the stock split, each authorized share of common stock, $6.25 par value per share (including all issued and outstanding, unissued and treasury shares), was converted into a share of common stock with a par value of $1.25 per share. Furthermore, each holder of record of one or more shares of common stock on that date became entitled to receive a certificate representing four additional shares with a par value of $1.25 per share for each share held at that time.

Lending Activities

Additional information regarding the Company's lending activities, including the nature of the Company's loan portfolio, loan maturities, non-performing assets, allowances for loan losses and related matters, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 of this Annual Report, under the headings "Provision for Loan Losses," "Loan Portfolio," "Non-Performing Loans," and "Potential Problem Loans," among others.

Investment Securities Activities

A description of the Company's investment activities including the investment portfolio and maturities thereof is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the heading "Investment Securities".

Sources of Funds

A description of the Company's sources of funds, including deposits and borrowings, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the headings "Deposits", "Short-term Borrowings", and "Long-term Debt", among others.

Laws and Regulations Applicable to Bank Holding Companies

General. As a registered bank holding company under the Bank Holding Company Act (the "BHC Act"), the Company is subject to regulation and supervision by the Federal Reserve Board (the "FRB"). The FRB has the authority to issue cease and desist orders or take other enforcement action against our holding company if it determines that our actions represent unsafe and unsound practices or violations of law. Regulation by the FRB is principally intended to protect depositors of our subsidiary banks and the safety and soundness of the U.S. banking system, not the stockholders of the Company.

Limitation on Acquisitions. The BHC Act requires a bank holding company to obtain prior approval of the FRB before: (1)taking any action that causes a bank to become a controlled subsidiary of the bank holding company; (2)acquiring direct or indirect ownership or control of voting shares of any bank or bank holding company, if the acquisition results in the acquiring bank holding company having control of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company, and such bank or bank holding company is not majority-owned by the acquiring bank holding company prior to the acquisition; (3)acquiring all or substantially all the assets of a bank; or (4)merging or consolidating with another bank holding company.

Limitation on Activities. The activities of bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies that qualify and register as "financial holding companies" are also able to engage in certain additional financial activities, such as securities and insurance underwriting, subject to limitations set forth in federal law. As of December 31, 2004, the Company was not a "financial holding company."

Regulatory Capital Requirements. The FRB has promulgated capital adequacy guidelines for use in its examination and supervision of bank holding companies. If a bank holding company's capital falls below minimum required levels, then the bank holding company must implement a plan to increase its capital, and its ability to pay dividends and make acquisitions of new banks may be restricted or prohibited.

The FRB currently uses two types of capital adequacy guidelines for holding companies, a two-tiered risk-based capital guideline and a leverage ratio guideline. The two-tiered risk-based capital guideline assigns risk weightings to all assets and certain off-balance sheet items of the holding company's banking operations, and then establishes a minimum ratio of the holding company's "Tier 1" capital to the aggregate dollar amount of risk-weighted assets (which amount is almost always less than the aggregate dollar amount of such assets without risk weighting) and a minimum ratio of the holding company's total qualified capital ("Tier 1" capital plus "Tier 2" capital, adjusted) to the aggregate dollar amount of such risk-weighted assets. The leverage ratio guideline establishes a minimum ratio of the holding company's Tier 1 capital to its total tangible assets, without risk-weighting.

Under both guidelines, Tier 1 capital (also referred to as core capital) is defined to include: common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock and related surplus, qualifying cumulative perpetual preferred stock and related surplus (limited to a maximum of 25% of Tier 1 capital), and minority interests in the equity accounts of consolidated subsidiaries. Goodwill and most intangible assets are deducted from Tier 1 capital.

For purposes of the total risk-based capital guideline, Tier 2 capital (also referred to as supplementary capital) is defined to include: allowances for loan and lease losses (limited to 1.25% of risk-weighted assets), perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, and intermediate-term subordinated debt instruments (subject to limitations). The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of the total capital guideline, total capital equals Tier 1 capital, plus qualifying Tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities, and deferred tax assets and other deductions.

The FRB's current capital adequacy guidelines require that a bank holding company maintain a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. Top performing companies may be permitted to operate with slightly lower capital ratios, while poor performing or troubled institutions may be required to maintain or build higher capital ratios.

On December 31, 2004 and 2003, the Company was in compliance with all of the FRB's capital adequacy guidelines.

Source of Strength. FRB policy requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. Under this "source of strength doctrine," a bank holding company is expected to stand ready to use its available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and to maintain resources and the capacity to raise capital that it can commit to its subsidiary banks. Furthermore, the FRB has the right to order a bank holding company to terminate any activity that the FRB believes is a serious risk to the financial safety, soundness or stability of any subsidiary bank.

Liability of Commonly Controlled Institutions. Under cross-guaranty provisions of the Federal Deposit Insurance Act (the "FDIA"), each bank subsidiary of a bank holding company is liable for any loss incurred by the Federal Deposit Insurance Corporation's insurance fund for banks in connection with the failure of any other bank subsidiary of the bank holding company.

Laws and Regulations Applicable to the Company's Subsidiary Banks

General. MTSB, Augusta, Marine Trust, Hamilton, Golden, and Brown County, all Illinois state non-member banks, are subject to regulation and supervision by the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation ("FDIC"). Perry and Farmers, both Missouri state non-member banks, are subject to regulation and supervision by the Missouri Division of Finance and the FDIC. Heartland, a Kansas state non-member bank, is subject to regulation and supervision by the Kansas Division of Banking and the FDIC.

These bank regulatory agencies, in addition to supervising and examining the banks subject to their authority, are empowered to issue cease and desist orders or take other enforcement action against the banks if they determine that the banks' activities represent unsafe and unsound banking practices or violations of law. Regulation by these agencies is principally designed to protect the depositors of the banks and the safety and soundness of the U.S. banking system, not the stockholders of the banks or bank holding companies such as the Company.

Bank Regulatory Capital Requirements. The FDIC has adopted minimum capital requirements applicable to state non-member banks which are similar to the capital adequacy guidelines established by the FRB for bank holding companies. These guidelines are discussed above under **"Laws and Regulations Applicable to Bank Holding Companies — *Regulatory Capital Requirements.*"**

Depending on the status of a bank's capitalization under the applicable guidelines, federal law may require or permit federal bank regulators to take certain corrective actions against the bank. For purposes of these laws, an insured bank is classified in one of the following five categories, depending upon its regulatory capital:

"well-capitalized" if it has a total Tier 1 leverage ratio of 5% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a total risk-based capital ratio of 10% or greater (and is not subject to any order or written directive specifying any higher capital ratio);

"adequately capitalized" if it has a total Tier 1 leverage ratio of 4% or greater (or a Tier 1 leverage ratio of 3% or greater, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater;

"undercapitalized" if it has a total Tier 1 leverage ratio that is less than 4% (or a Tier 1 leverage ratio that is less than 3%, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio that is less than 4% or a total risk-based capital ratio that is less than 8%;

"significantly undercapitalized" if it has a total Tier 1 leverage ratio that is less than 3%, a Tier 1 risk based capital ratio that is less than 3% or a total risk-based capital ratio that is less than 6%; and

"critically undercapitalized" if it has a Tier 1 leverage ratio that is equal to or less than 2%.

Federal banking laws require the federal regulatory agencies to take prompt corrective action against undercapitalized banks, that is, banks falling into one of the latter three categories set forth above.

On December 31, 2004 and 2003, all of the Company's subsidiary banks were "well capitalized" under applicable requirements.

Deposit Insurance and Assessments. The deposits of all of the Company's subsidiary banks are insured by the FDIC's Bank Insurance Fund, in general up to a maximum of $100,000 per insured depositor. Under federal banking regulations, insured banks are required to pay semi-annual assessments to the FDIC for deposit insurance. The FDIC's assessment system requires insured banks to pay varying assessment rates, depending upon the level of the bank's capital, the degree of supervisory concern over the bank, and the portion, if any, of the bank's deposits attributable to the bank's earlier acquisition of insured institutions insured under the FDIC's Savings Association Insurance Fund. The FDIC has the authority to increase the annual assessment rates as necessary to ensure the safety of its insurance fund, without limitation.

Limitations on Interest Rates and Loans to One Borrower. The rate of interest a bank may charge on certain classes of loans may be limited by state and federal law. At certain times in the past, these limitations have resulted in reductions of net interest margins on certain classes of loans. Federal and state laws impose additional restrictions on the lending activities of banks including, among others, the maximum amount that a bank may loan to one borrower.

Payment of Dividends. The Company's subsidiary banks are subject to federal and state banking laws limiting the payment of cash dividends by banks. Typically, such laws restrict dividends to undivided profits generally or profits earned during preceding periods. In addition, under federal banking law, an FDIC-insured institution may not pay dividends while it is undercapitalized or if payment would cause it to become undercapitalized. In addition, the FDIC has authority to prohibit or to limit the payment of dividends by a bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization.

The USA Patriot Act. The USA Patriot Act of 2001, as amended (the "Patriot Act"), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act's requirements. The Patriot Act requires all "financial institutions," as defined, to establish certain anti-money laundering compliance and due diligence programs.

Community Reinvestment Act. The Company's subsidiary banks are subject to the federal Community Reinvestment Act (the "CRA") and implementing regulations. CRA regulations establish the framework and criteria by which the federal bank regulatory agencies assess an institution's record of helping to meet the credit needs of its community, including low- and moderate-income neighborhoods. Some states have enacted their own community reinvestment laws and regulations applicable to financial institutions doing business within their borders. A banking institution's performance under the federal CRA and any applicable state community reinvestment act laws is taken into account by regulators in reviewing certain applications made by the institution, including applications for approval of expansion transactions such as mergers and branch acquisitions.

Transactions with Affiliates. The Company's subsidiary banks are subject to federal laws that limit certain transactions between banks and their affiliated companies, including loans, other extensions of credit, investments or asset purchases. Among other things, these laws place a ceiling on the aggregate dollar amount of such transactions expressed as a percentage of the bank's capital and surplus. Furthermore, loans and extensions of credit from banks to their non-bank affiliates, as well as certain other transactions, are required to be secured in specified amounts. Finally, the laws require that such transactions be on terms and conditions that are or would be offered to nonaffiliated parties. We carefully monitor our compliance with these restrictions on transactions between banks and their affiliates.

Other Laws. Our banking subsidiaries are subject to a variety of other laws particularly affecting banks and financial institutions, including laws regarding permitted investments; loans to officers, directors and their affiliates; security requirements; anti-tying limitations; anti-money laundering, financial privacy and customer identity verification; truth-in-lending; permitted types of interest bearing deposit accounts; trust department operations; brokered deposits; and audit requirements.

Laws Governing Interstate Banking and Branching.

Under federal law, a bank holding company generally is permitted to acquire additional banks located anywhere in the United States, including in states other than the acquiring holding company's home state. There are a few limited exceptions to this ability, such as interstate acquisitions of newly organized banks (if the law of the acquired bank's home state prohibits such acquisitions), interstate acquisitions of banks where the acquiring holding company would control more than 10% of the total amount of insured deposits in the United States, and interstate acquisitions where the acquiring holding company would control more than 30% of the insured deposits in the acquired bank's home state (or any lower percentage established by the acquired bank's home state), unless such acquisition represents the initial entry of the acquiring holding company into the acquired bank's home state or where the home state waives such limit by regulatory approval or by setting a higher percentage threshold for the insured deposit limit.

Under federal law, banks generally are permitted to merge with banks headquartered in other states, thereby creating interstate branches. The principal exception to this ability is a merger with a bank in another state that is a newly organized bank, if the laws of the other state prohibit such mergers. Interstate bank mergers are subject to the same type of limits on the acquiring bank and its bank affiliates controlling deposits in the acquired institution's home state as interstate bank acquisitions. In addition, banks may acquire one or more branches from a bank headquartered in another state or establish de novo branches in another state, if the laws of the other state permit such branch acquisitions or the establishment of such de novo branches.

In addition, states may prohibit interstate acquisitions, by a bank holding company controlling only out of state banks or by an out of state bank, of an in-state bank or bank branches, if such acquisition would result in the acquiring institution's controlling more than a specified percentage of in-state deposits, provided such restriction applies as well to in-state banking organizations' acquisitions within the state.

Regulation of Other Non-Banking Activities.

Federal and state banking laws affect the ability of the Company or its subsidiary banks to engage, directly or indirectly through non-bank subsidiaries or non-affiliated third parties through lease arrangements, in activities of a non-traditional banking nature, such as insurance agency, securities brokerage, or investment advisory activities. To the extent that we are authorized to engage and do engage in such activities, we are careful to comply with the applicable banking laws, as well as any other laws and regulations specifically regulating the conduct of these non-banking activities, such as the federal and state securities laws, regulations of self-regulatory organizations such as the National Association of Securities Dealers and state insurance laws and regulations. These laws and regulations are principally focused on protecting customers of the Company's subsidiaries rather than the stockholders of the Company.

Sarbanes-Oxley Act of 2002

The Company is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the "SOX Act"). The SOX Act requires registered companies to implement various good corporate governance measures, intended, among other things, to improve the quality, transparency and timeliness of the Company's financial reporting; to enhance the oversight of management by the board of directors and its audit committee; to strengthen the audit and non-audit oversight process; and to reduce conflicts of interest of executive officers and directors.

Changes in Law and Regulation Affecting the Company Generally

Future Legislation. Various items of legislation are from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change our operating environment and the operating environment of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon our financial condition or results of operations or upon our shareholders.

Fiscal Monetary Policies. The Company's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the FRB are conducting open market operations in United States government securities, changing the discount rates of borrowings of depository institutions, imposing or changing reserve requirements against depository institutions' deposits, and imposing or changing reserve requirements against certain borrowings by banks and their affiliates.

These methods are used in varying degrees and combinations to directly effect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB have a material effect on the Company's business, results of operations and financial condition.

The references in the foregoing discussion to various aspects of statutes and regulations are merely summaries which do not purport to be complete and which are qualified in their entirety by reference to the actual statutes and regulations.

Item 2. Properties

As of December 31, 2004, the Company's principal office is located in a building owned and also occupied by Mercantile Trust & Savings Bank in Quincy, Illinois. Each of the Company's subsidiary banks operates from a main office, branch locations, and other offices in their respective communities. In the aggregate, the Company's banks have nine main offices, ten branch locations and four other offices.

The banks own all of their main offices, branches and other locations, except for five branches and one other office that are leased. All of the leases have initial and/or renewal terms that the Company's management deems adequate to accommodate its present business plans for such locations. The total net book value of the Company's and subsidiary banks' investment in premises and equipment was $16,059,000 as of December 31, 2004, and $12,938,000 as of December 31, 2003. The increase in such investment is the result primarily of Mid-America becoming a majority-owned subsidiary in February 2004.

Item 3. Legal Proceedings

The Company and its subsidiary banks are involved in various legal actions arising from ordinary business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements or business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2004.

Item 4A. Executive Officers of Registrant

The following information is provided for the Company's executive officers as of January 1, 2005. Messrs. Dugan and Awerkamp are also directors of the Company. The executive officers are elected annually by the Board of Directors.

Dan S. Dugan, age 64, has served as the Chairman, President and Chief Executive Officer of the Company since 1983 and MTSB since 1980. Mr. Dugan has served as a director of the Company since 1983. He also serves as a director of each of the Company's subsidiaries, MTSB, Hamilton, Augusta, Marine Bank, Perry, Golden, Brown County, Farmers and Mid-America. He also serves as director of two bank holding companies, in which the Company holds a minority interest, New Frontier Bancshares, Inc., which operates New Frontier Bank located in St. Charles, Missouri, and NorthStar Bancshares, Inc., which operates NorthStar Bank, N.A., located in Liberty, Missouri.

Ted T. Awerkamp, age 47, has served as Vice President and Secretary of the Company since 1994, and the Executive Vice President and Chief Operating Officer of MTSB since 1993. Prior to that time, he served as Assistant Vice President and Vice President of MTSB and as President of Hamilton. Mr. Awerkamp has been a member of the Board of Directors of the Company and MTSB since 1994.

Michael P. McGrath, age 50, has served as a Vice President and Treasurer of the Company since 1986 and a Senior Vice President and Controller of MTSB since 2002. From 1985 through 2002, he served as Vice President and Controller of MTSB. Prior to 1985, he was a certified public accountant with the firm of Gray Hunter Stenn LLP in Quincy, Illinois.

Daniel J. Cook, age 49, has served as Senior Vice President-Investments of MTSB since January 2002, and additionally as President of MII since January 2003. Prior to 2002, he served as Vice President-Investments for MTSB. Before joining MTSB in 1993, Mr. Cook was Vice President-Investments of Southwest Bank of St. Louis. He coordinates investment purchases and sales, manages asset/liability allocations, and assists in formulating and executing investment policies for the Company and its subsidiary banks.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock, $1.25 par value per share of the Company (the "Common Stock"), the Company's only capital stock, is registered under the Securities Exchange Act of 1934 and began trading on the American Stock Exchange on February 28, 2005, under the symbol MBR. Prior to that date, the Company's shares were traded between shareholders and third parties either privately or through market makers utilizing the Over-the-Counter Bulletin Board (the "OTCBB"), a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. The terms of private trades between shareholders and third parties not conducted through the OTCBB are not available to the Company; however, price information concerning trades through the OTCBB is available from the OTCBB under the symbol MBCI.

Based on information obtained from the OTCBB, the high and low bid quotations for the Common Stock for each of the quarters of 2004 and 2003, the two last completed fiscal years of the Company, are set forth in the table below. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

As of December 31, 2004, there were 332 record holders of the Common Stock, which includes 37 holders whose shares are held by The Depository Trust Company, a registered clearing agency, but excludes persons or entities holding stock in nominee or street name through various banks, brokerage houses and other institutions. The exact number of beneficial owners is unknown to the Company at this time.

The Company's shareholders are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. Funds for the payment of dividends are primarily obtained by the Company from dividends paid by the Company's subsidiary banks. The Company's current policy is to pay dividends on a quarterly basis, the amount of which is determined by the Board of Directors considering the Company's capital needs and other plans at the time. At present, the Company expects that comparable cash dividends will continue to be paid in the future; however, the declaration of future dividends is in the sole discretion of the Board. There is no assurance as to future dividends because they are dependent upon earnings, general economic conditions, the financial condition of the Company and its subsidiary banks and other factors as may be appropriate in the Board's determination of dividend policy, including but not limited to, restrictions arising from federal and state banking laws and regulations to which the Company and its banks are subject.

For the fiscal years 2004 and 2003, the dollar amount of the dividends paid per share of Common Stock are set forth on the table below.

	Price Range		Cash Dividends
	High ($)	Low ($)	Declared Per Share ($)
2003			
1st Quarter	42.50	41.20	.06
2nd Quarter	43.10	41.31	.06
3rd Quarter	45.00	42.10	.06
4th Quarter	56.00	43.50	.52
2004			
1st Quarter	63.25	55.25	.06
2nd Quarter	60.00	57.00	.06
3rd Quarter	57.00	55.50	.06
4th Quarter	56.25	55.50	.56

The Company did not repurchase any shares of Common Stock during the quarter ended December 31, 2004.

On March 10, 2005, the Company's Board of Directors adopted the Equity Incentive Plan (the "Plan"), which is a form of long-term incentive compensation for certain executives and other keys employees designated by the Board. The Plan replaces a stock plan with identical terms that was adopted by the Board on April 26, 2004. The Board withdrew the 2004 plan, under which no shares had been granted, and adopted the Plan to accommodate the presentation of the Plan to the Company's stockholders for approval at the Company's 2005 Annual Meeting.

The Plan provides for stock-based awards that offer executives the possibility of future value depending on the long-term price appreciation of the Company's common stock and the executive's continuing service with the Company. The forms of stock awards permitted under the Plan are incentive stock options (which are options to purchase shares of stock that receive more favorable federal income tax treatment for the executive under Section 422 of the Internal Revenue Code than non-qualified options), non-qualified stock options (which are all options other than incentive stock options), restricted shares (which are shares issued subject to vesting restrictions), and stock appreciation rights (which are rights to payment in cash or stock equal to the appreciation of the stock from the date of grant to the date of exercise).

The Board of Directors has reserved 296,240 shares of the Company's Common Stock to fund stock-based awards under the Plan, provided no more than 97,759 shares may be issued in the form of restricted shares. At present, no grants of stock awards have been made from the Plan, and neither the Board nor the Compensation Committee has designated the executives or other key employees who will be eligible for grants. The future grant of stock awards is subject to the approval of the stockholders of the Plan at the Annual Meeting.

Item 6. Selected Financial Data

The following selected financial data for each of the five years in the period ended December 31, 2004, have been derived from Mercantile Bancorp, Inc.'s annual consolidated financial statements. The financial data for each of the three years in the period ended December 31, 2004, appears elsewhere in this report. This financial data should be read in conjunction with the financial statements and the related notes thereto appearing in this report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)				
BALANCE SHEET ITEMS					
Securities	$ 173,371	$185,093	$154,375	$188,222	$153,498
Loans held for sale	3,367	4,619	25,470	26,138	19,809
Loans	768,722	637,937	582,682	487,241	483,371
Allowance for loan losses	7,115	5,830	4,941	4,370	4,335
Total assets	1,040,553	906,160	832,924	771,813	724,114
Total deposits	873,427	758,183	684,154	635,650	609,666
Short-term borrowings	21,385	14,367	19,400	13,243	13,963
Long-term debt	49,758	48,185	49,137	50,329	34,809
Minority interest	3,438	263	407	355	346
Stockholders' equity	85,982	80,034	74,860	66,247	58,864
RESULTS OF OPERATIONS					
Interest and dividend income	$ 49,786	$ 46,201	$ 47,694	$ 51,641	$ 53,517
Interest expense	17,993	17,740	20,223	27,018	29,668
Net interest income	31,793	28,461	27,471	24,623	23,849
Provision for loan losses	1,746	2,487	3,906	2,293	2,322
Noninterest income	7,857	8,519	8,974	7,920	6,185
Noninterest expense	25,878	22,986	22,238	20,375	19,007
Minority interest	151	43	42	31	41
Provision for income taxes	3,557	3,153	2,707	2,315	2,531
Net income	8,318	8,311	7,552	7,529	6,133
Capital Ratios					
Total capital to risk-weighted assets	10.42%	11.70%	10.80%	11.90%	11.40%
Tier 1 capital to risk-weighted assets	9.55%	10.80%	10.00%	11.20%	10.57%
Tier 1 capital to average assets	7.49%	8.00%	7.90%	7.90%	7.58%
PER SHARE DATA					
Basic earnings per share (1)	$ 4.24	$ 4.23	$ 3.85	$ 3.83	$ 3.12
Cash dividends	0.74	0.70	0.62	0.54	0.52
Book value	43.79	40.76	38.12	33.74	29.98
OTHER INFORMATION					
Return on average assets	0.83%	0.95%	0.95%	1.02%	0.87%
Return on average equity	9.98%	10.52%	10.72%	12.04%	11.10%
Dividend payout ratio	17.45%	16.55%	16.10%	14.10%	16.67%
Net interest margin	3.43%	3.50%	3.72%	3.55%	3.69%
Average stockholders' equity to average assets	8.34%	9.00%	8.87%	8.45%	7.81%
Allowance for loan losses as a percentage of total loans	0.92%	0.91%	0.81%	0.85%	0.86%
Full service offices	19	18	17	16	16

(1) In May 2002, the Company's Board of Directors approved a five-for-one stock split. Share and per share data in the selected consolidated financial information have been retroactively restated for the stock split as if it occurred on January 1, 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion and analysis of the financial condition and results of operations of Mercantile Bancorp, Inc. for the years ended December 31, 2004, 2003, and 2002. It should be read in conjunction with "Business," "Selected Financial Data," the consolidated financial statements and the related notes to the consolidated financial statements.

Forward-Looking Statements

This document, including information incorporated by reference, contains "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may."

Examples of forward-looking statements include, but are not limited to, estimates or projections with respect to our future financial condition, results of operations or business, such as:

- projections of revenues, income, earnings per share, capital expenditures, assets, liabilities, dividends, capital structure, or other financial items;
- descriptions of plans or objectives of management for future operations, products, or services, including pending acquisition transactions;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

Factors which could cause or contribute to such differences include but are not limited to:

- general business and economic conditions on both a regional and national level;
- worldwide political and social unrest, including acts of war and terrorism;
- increased competition in the products and services we offer and the markets in which we conduct our business;
- the interest rate environment;
- fluctuations in the capital markets, which may directly or indirectly affect our asset portfolio;
- legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
- technological changes, including the impact of the Internet;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; and
- accounting principles, policies, practices or guidelines.

Any forward-looking statements made in this report or incorporated by reference in this report are made as of the date of this report, and, except as required by applicable law, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

Overview

General

Mercantile Bancorp, Inc. is a nine-bank holding company headquartered in Quincy, Illinois with 22 banking facilities (19 full service offices, 2 stand-alone drive-up facilities and a mortgage banking facility) serving 13 communities located throughout west-central Illinois, northern Missouri, and eastern Kansas. In addition to the nine banks included in its consolidated group, Mercantile Bancorp has minority interests in four other banking organizations located in Missouri, Georgia and Florida. The Company is focused on meeting the financial needs of the region by offering competitive financial products, services and technologies. It is engaged in retail, commercial and agricultural banking, and its core products include loans, deposits, trust and investment management. During 2003, a new full service branch of Perry State Bank, one of the Company's subsidiaries, was opened in Hannibal, Missouri. At another subsidiary, Marine Bank & Trust, formerly known as Marine Trust Company of Carthage, Illinois, plans are under way to replace the existing facility with a new banking center. Ground breaking took place in August 2004, with completion expected in the fall of 2005. At December 31, 2004, the Company had a building commitment of $2,081,000 for the new main banking center in Carthage.

Our Strategy

The Company's board of directors has adopted a strategic plan calling for building upon the Company's successful track record in its market areas by applying its business philosophies and taking advantage of the competitive opportunities management believes are presented by the underallocation of resources by larger regional banks to serve small- to medium-sized businesses effectively. The Company believes its community bank philosophy emphasizing personalized service and long-term relationships, which is generally not offered by larger competitors, will be successful in its target markets. The strategic plan is focused on significantly improving the core profitability of the franchise by emphasizing, among other things, balance sheet growth, balance sheet repositioning to increase net interest margin, cross-selling to enhance noninterest income, and maintaining strong asset quality. To monitor its effectiveness in achieving the goals of the strategic plan, the Company is focused on the following key performance indicators: earnings per share, growth in loans and total assets, net interest margin, noninterest income as a percentage of total revenue, and nonperforming loans and net charge-offs as percentages of total loans. Management believes that investments made in infrastructure, as well as the ability to offer a variety of financial services in addition to traditional loan and deposit products will allow the Company to successfully expand.

Although the strategic plan has been developed, the Company acknowledges that its goals may be difficult to achieve due to the fact that many of its competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as Bank of America, US Bank and Commerce Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that the Company either does not provide, or does not provide to the same extent as these other institutions. In addition, many non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Other concerns that could produce a negative impact on profitability include unanticipated fluctuations in interest rates, reductions in loan volume, decline in asset quality, inability to attract and retain experienced bank management and deteriorating economic conditions.

Improving Core Profitability

The strategic plan is focused on improving the core profitability of the franchise, specifically as measured by earnings per share. Earnings per share for the years ended December 31, 2004, 2003, and 2002 were $4.24, $4.23, and $3.85, respectively. Management believes that the improvement in profitability and earnings per share will be accomplished through the following initiatives.

Growth

The Company's primary objective has been to grow the organization in the markets it currently serves, which are predominantly rural communities. However, the Company also is engaged in an effort to diversify its business by expanding into urban areas that are not so dependent on the agricultural economy. In this regard, the Company has acquired equity interests in several banking organizations located in larger cities or bedroom communities of larger cities. In 2003, the Company purchased additional shares of New Frontier Bancshares, Inc. of St. Charles, Missouri (a suburb of St. Louis), increasing ownership to 33% as of December 31, 2004, as well as additional shares of NorthStar Bancshares, Inc. of Liberty, Missouri (a suburb of Kansas City), increasing ownership to 14% at December 31, 2004. In addition, the Company acquired equity interests in two other banking organizations in 2003, a 48.7% ownership in Mid-America Bancorp, Inc. of Leawood, Kansas (a suburb of Kansas City), and a 5.0% ownership in Integrity Bank in Jupiter, Florida (located near West Palm Beach). The Company has a 5.0% interest in GBC Bancorp, Inc. of Lawrenceville, Georgia (a suburb of Atlanta), acquired in 2001. In February 2004, the Company purchased additional shares of Mid-America Bancorp, Inc., increasing ownership to 56.8%. The Company's ownership of Mid-America Bancorp, Inc. was 54.6% (48,000 shares) as of December 31, 2004 due to Mid-America issuing additional common stock to new shareholders. As this investment is majority-owned, the Company has consolidated Mid-America into its December 31, 2004 financial statements. Management feels that these investments offer the Company excellent potential for growth in value, as they are located in more densely populated, higher growth areas.

In March 2005, the Company purchased 5,000 additional shares of Mid-America, which was a portion of a new stock issuance by Mid-America. Other shareholders are considering the purchase of additional newly issued shares. Therefore, the Company's percentage ownership of Mid-America stock cannot currently be determined, but it is not expected to decrease from 54.6%.

In January 2005, the Company purchased 3,937 shares of New Frontier at a cost of $984,250, which was a portion of a new stock issuance by New Frontier totaling 12,000 shares. The Company's ownership will remain at 33%. In February 2005, the Company's Board of Directors approved the purchase of an additional 4,328 shares of New Frontier at a cost of $1,082,000 from an existing New Frontier stockholder. The Company anticipates this transaction will be consummated in the second quarter of 2005, at which time the Company's ownership should increase to approximately 37.7%.

The Company has also been in negotiations for the purchase of additional shares of stock in NorthStar Bancshares, Inc., as part of a new stock issuance by NorthStar, as well as shares from existing stockholders. The number of shares to be acquired has not been determined, but the Company's Board has authorized increasing the Company's ownership to a maximum of 17.5%.

The Company's total assets have grown from $771,813,000 at December 31, 2001 to $1,040,553,000 at December 31, 2004. The Company believes that as it continues to grow it will be able to take advantage of the economies of scale typically enjoyed by larger organizations. For example, most large institutions have a lower efficiency ratio than do community banks. Management feels that the investments made in infrastructure and product offerings are sufficient to support a much larger organization, and thus increases in noninterest expenses going forward should be much lower than our proportional increase in assets and revenues. The effect of these trends going forward should have a positive impact on profitability.

Balance Sheet Repositioning

Although the Company has been successful in developing business in its markets in west-central Illinois and northeast Missouri, management feels that the potential for continued growth in these areas is not as strong as urban and suburban areas that are less dependent upon the agricultural economy, and as a result, has pursued diversification over the past several years by acquiring equity interests in banks located in or near larger metropolitan areas. In addition, the Company has utilized the relationships established with these banks to purchase commercial and commercial real estate loan participations, which serves to increase the volume of loans as well as diversifying the geographic concentration in the loan portfolio. The Company believes that by expanding beyond its traditional markets, it will have the opportunity to improve the proportion of loans on the balance sheet relative to earning assets. With continued emphasis on loan growth as well as opportunities to restructure liabilities to reduce the cost of funds, the Company expects to see an increase in net interest margin that would result in a higher level of profitability. In order to achieve the increase in net interest margin, management focuses on increasing average earning assets as a percentage of total assets, as well as average earning assets as a percentage of interest-bearing liabilities. The Company's average earning assets to total assets was 92.8% at December 31, 2004 and 2003. Average earning assets to interest-bearing liabilities was 112.8% at December 31, 2004 and 112.4% at December 31, 2003.

Increase Cross-Selling

In addition to enhancing noninterest income, the Company believes its residential mortgage banking and trust and investment management departments will continue to provide substantial opportunities to cross-sell among the client bases of the different lines of business. The Company has been successful in cross-selling loan and deposit products to mortgage banking and trust customers, as well as selling trust and investment management products to existing bank customers. To build on this success, management has instituted training programs to further enhance cross-selling efforts and continue to develop ways to create incentive for employees to cross-sell services. The Company's goal is to generate noninterest income of 10% to 20% of total revenue. Noninterest income to total revenue was 13.6% for the year ended December 31, 2004 and 15.6% for the year ended December 31, 2003.

In January 2005, MTSB hired a new trust officer who will operate out of an office located in the New Frontier facility in St. Charles, Missouri. Management believes that this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area.

Asset Quality

The Company has placed great emphasis on maintaining strong asset quality. In addition to the use of traditional credit measures, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function to assist in strengthening the credit review process and setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. The results of this continued focus on asset quality are evidenced by non-performing loans and non-performing other assets ratio of .66% as of December 31, 2004 and 0.94% as of December 31, 2003. Net charge-offs to average total loans were .13% for December 31, 2004 and 0.25% for the year ended December 31, 2003.

Results of Operations

The Company generates the majority of its revenue from interest on loans, income from investment securities and service charges on customer accounts. These revenues are offset by interest expense paid on deposits and other borrowings and noninterest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is determined by dividing net interest income by average interest — earning assets. Interest and dividend income is the largest source of revenue, representing 86% of total revenue during 2004 and 84% of total revenue during 2003. The level of interest rates and the volume and mix of earning assets and interest — bearing liabilities impact net interest income and margin. The low interest rate environment prior to June 30, 2004 had a negative impact on net interest margin, as maturing assets repriced at lower rates more rapidly than maturing liabilities. Although the Federal Reserve began increasing the target federal funds rate on June 30, 2004, the Company has not experienced any improvement in net interest margin as of December 31, 2004, due to insufficient volume of assets repricing during that time frame. As a result, the increases in net interest income have been attributable to increases in the volume of earning assets, primarily loans. Net interest margins were 3.43%, 3.50%, and 3.72%, for the years ended December 31, 2004, 2003, and 2002, respectively.

Management believes that interest rates will continue to trend upward, and that the Company is positioned to take advantage of this environment as more of its assets reprice at higher rates. The Company's strategy is to increase net interest income by aggressively monitoring its asset base for opportunities to improve yields, by continuing to focus on loan growth and loan and securities repricing opportunities in a rising rate environment, while monitoring liabilities to limit increases in cost of funds by considering alternative funding sources. The Company plans to continue its growth, both internally and through acquisitions, by utilizing management's underwriting and credit administration skills to generate high-quality loans. Funding for this loan growth will be provided primarily by attracting additional deposits in the Company's local markets, but alternative sources, such as brokered deposits, repurchase agreements and Federal Home Loan Bank advances, will be considered if competitive pressures drive the cost of local deposits too high.

Net income was $8,318,000, $8,311,000, and $7,552,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Net income for the year ended December 31, 2004 was $8,318,000, an increase of $7,000 or .1% from $8,311,000 for 2003. The main factors contributing to the increase in net income in 2004 were a $3,332,000 increase in net interest income and a $741,000 decrease in provision for loan losses, offset somewhat by a $662,000 decrease in noninterest income, a $2,892,000 increase in noninterest expense and a $404,000 increase in provision for income taxes. Basic earnings per share were $4.24, $4.23, and $3.85 for the years ended December 31, 2004, 2003, and 2002, respectively.

Financial Condition

Total assets at December 31, 2004 were $1,040,553,000 compared with $906,160,000 at December 31, 2003, an increase of $134,393,000 or 14.8%, primarily attributable to growth of the loan portfolio. Total loans, including loans held for sale, at December 31, 2004 were $772,089,000 compared with $642,556,000 at December 31, 2003, an increase of $129,533,000 or 20.2%. Total deposits at December 31, 2004 were $873,427,000 compared with $758,183,000 at December 31, 2003, an increase of $115,244,000 or 15.2%. Total stockholders' equity at December 31, 2004 was $85,982,000 compared with $80,034,000 at December 31, 2003, an increase of $5,948,000 or 7.4%.

The Company's February 2004 purchase of additional shares of common stock of Mid-America Bancorp, Inc. resulted in majority ownership, and the Company has consolidated Mid-America into its financial statements as of February 29, 2004. Included in the consolidated balance sheet as of December 31, 2004 are Mid-America's total loans of approximately $65,215,000, total assets of approximately $81,246,000, and total deposits of approximately $64,248,000, which contributed to the growth noted above.

The Company's growth in its loan portfolio, both internal and due to the consolidation of Mid-America, has helped offset decreases in interest income due to the declining rate environment experienced prior to the Federal Reserve tightening that began June 30, 2004. The quality of the loan portfolio has improved, with the ratio of nonperforming loans to total loans declining, and the allowance for loan losses, as a percentage of total loans, increasing slightly as of December 31, 2004, compared with December 31, 2003. Nonperforming loans to loans decreased 28.4% to .58% of loans as of December 31, 2004 from .81% of loans as of December 31, 2003. The allowance for loan losses, as a percentage of total loans, increased to .92% as of December 31, 2004 from .91% as of December 31, 2003. The provision for loan losses decreased $741,000 to $1,746,000 for 2004 from $2,487,000 for 2003. Interest rate risk exposure is actively managed and relatively low, and the Company believes it is positioned to take advantage of higher interest rates as the economy improves. Management has monitored its funding sources to take advantage of lower interest rates on deposits and borrowings.

Capital

As of December 31, 2004 and 2003, the Company and each of its subsidiary banks was categorized as well-capitalized under the capital adequacy guidelines established by the bank regulatory agencies. It is management's opinion that the healthy capital base, as evidenced by the well-capitalized positions of each of the subsidiaries, puts the Company in excellent position to take advantage of future growth and acquisition opportunities.

Return on Equity and Assets

The following are key financial ratios for the Company for the years ended December 31:

	2004	2003	2002
Return on assets (net income divided by average total assets)	0.83%	0.95%	0.95%
Return on equity (net income divided by average equity)	9.98%	10.52%	10.72%
Dividend payout ratio (dividends per share divided by net income per share (1)	17.45%	16.55%	16.10%
Equity to assets ratio (average equity divided by average total assets)	8.34%	9.00%	8.87%

(1) The ratio was calculated by dividing total dividends paid by basic earnings per share.

Summary of Banking Subsidiaries and Cost and Equity Method Investments

The Company's consolidated income is generated primarily by the financial services activities of its subsidiaries. Since the Company was established in 1983, it has acquired seven wholly owned banks, two majority-owned banks, and minority interests in four other unconsolidated banking organizations. The following table illustrates the amounts of net income contributed by each of the consolidated subsidiaries (on a pre-consolidation basis) since January 1, 2002, less purchase accounting adjustments.

Subsidiary	Date Acquired	12/31/2004 Ownership Percentage	Pre-consolidated Net Income					
			2004		2003		2002	
			(dollars in thousands)					
Mercantile Trust & Savings Bank	4/15/83	100.00%	$4,578	50.4%	$5,048	56.1%	$4,203	49.9%
Security State Bank of Hamilton	8/30/88	92.75%	543	6.0%	595	6.6%	583	6.9%
State Bank of Augusta	6/04/90	100.00%	258	2.8%	292	3.3%	333	3.9%
Marine Trust Company of Carthage	4/02/91	100.00%	949	10.4%	1,209	13.4%	1,293	15.4%
Perry State Bank	10/04/94	100.00%	1,074	11.8%	882	9.8%	781	9.3%
Golden State Bank	12/07/97	100.00%	244	2.7%	225	2.5%	201	2.4%
Brown County State Bank	12/07/97	100.00%	589	6.5%	537	6.0%	585	6.9%
Farmers State Bank of Northern Missouri	10/04/99	100.00%	600	6.6%	209	2.3%	444	5.3%
Mid America Bancorp, Inc.	2/28/04	54.60%	249	2.8%				
Total			$9,084	100.0%	$8,997	100.0%	$8,423	100.0%

During February 2004, Mid-America Bancorp, Inc. repurchased 6,718 shares outstanding and recorded these shares as treasury stock. The Company in turn purchased 7,000 treasury shares at a price of $110 per share, increasing ownership to 56.8% at that time. The Company incurred an additional core deposit intangible of approximately $264,000 as a result of this transaction. The Company's ownership of Mid-America was 54.6% (48,000 shares) at December 31, 2004, and was reduced from 56.8% ownership due to Mid-America Bancorp, Inc. issuing stock to other shareholders. As this investment is majority-owned, the Company has consolidated Mid-America into its December 31, 2004 financial statements. The amount of equity and net income not owned by the Company is recorded as a minority interest in the Company's December 31, 2004 statements.

In March 2005, the Company purchased 5,000 additional shares of Mid-America, which was a portion of a new stock issuance by Mid-America. Other shareholders are considering the purchase of additional newly issued shares. Therefore, the Company's percentage ownership of Mid-America stock cannot currently be determined, but it is not expected to decrease from 54.6%.

The following table details the Company's equity method investments in common stock of other banking organizations that are not consolidated with the Company and in which the Company owns a 5% or greater equity interest:

Date	(1) New Frontier Bancshares, Inc.		(2) NorthStar Bancshares, Inc.	
	Number of Shares	Cost	Number of Shares	Cost
	(dollars in thousands)			
7/10/00	12,000	$1,320		
10/09/01			40,000	$ 680
2/01/02			43,000	731
8/27/02	2,300	300		
1/03/03	4,100	500		
5/08/03	3,600	450		
6/23/03	3,396	424		
7/02/03				
8/29/03				
10/17/03			67,000	1,172
12/22/03			15,000	263
Original Cost (3)		$2,994		$2,846
Carrying value as of 12/31/04	25,396	$2,565	165,000	$2,195
Ownership Percentage as of 12/31/04	33.0%		14.0%	

(1) New Frontier Bancshares, Inc. is a privately held bank holding company located in St. Charles, Missouri, with total assets of $102,329 as of December 31, 2004.

(2) NorthStar Bancshares, Inc. is a privately held bank holding company located in Liberty, Missouri, with total assets of $159,984 as of December 31, 2004.

(3) Includes gross core deposit intangibles.

The following table details the Company's cost method investments in common stock of other banking organizations that are not consolidated with the Company:

	(1) GBC Bancorp, Inc.		(2) Integrity Bank	
Date	Number of Shares	Cost	Number of Shares	Cost
		(dollars in thousands)		
12/21/01	82,460	$1,154		
12/02/03			69,500	$695
Total as of 12/31/04	82,460	$1,154	69,500	$695
Ownership Percentage as of 12/31/04	5.0%		5.0%	

(1) GBC Bancorp, Inc. is a publicly held bank holding company located in Lawrenceville, Georgia, with total assets of $302,950 as of September 30, 2004, the most recent date for which published financial statements are available.

(2) Integrity Bank is a privately held start-up bank located in Jupiter, Florida which commenced operations as of September 30, 2004. Integrity Bank had total assets of $18,639 as of September 30, 2004, the most recent data for which published financial statements are available.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2004 and 2003. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses — The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of the exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Intangible Assets — Management periodically assesses the impairment of its goodwill and the recoverability of its core deposit intangibles. Impairment is the condition that exists when the carrying amount of goodwill or core deposit intangibles exceeds fair value. If actual external conditions and future operating results differ from management's judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value. Goodwill is required to be evaluated for impairment at least annually. The process of evaluating goodwill for impairment requires several assumptions and estimates including forecasts of future earnings, market trends and market multiples of companies engaged in similar lines of business. If any of the assumptions used in the valuation of goodwill change over time, the estimated value assigned to goodwill could differ significantly, including a decrease in the value of goodwill, which would result in a charge to operations. The calculation and subsequent amortization of a core deposit intangible also requires several assumptions including, among other things, the estimated cost to service deposits acquired, discount rates, estimated attrition rates of the acquired deposits and its estimated useful life. If the value of the core deposit intangible is determined to be less than the carrying value in future periods, a writedown would be taken of the core deposit intangible through a charge to earnings.

Revenue Recognition

Income on interest-earning assets is accrued based on the effective yield of the underlying financial instruments. A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal.

Income recognized on service charges, trust fees, commissions, and loan gains is recognized based on contractual terms and are accrued based on estimates, or are recognized as transactions occur or services are provided. Income from the servicing of sold loans is recognized based on estimated asset valuations and transaction volumes. While these estimates and assumptions may be considered complex, the Company has implemented controls and processes to ensure the reasonableness of these accruals.

Effect of Inflation

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution's operating expenses, particularly salary and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans and deposits, are those assets and liabilities that are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. For additional information regarding interest rates and changes in net interest income see "Selected Statistical Information."

Results of Operations

Summary

2004 versus 2003. The Company reported net income of $8,318,000 for year ended December 31, 2004, an increase of $7,000 or .1% from $8,311,000 for 2003. Basic earnings per share for the year ended December 31, 2004 increased slightly to $4.24 from $4.23 in 2003. The main factors contributing to the increase in net income in 2004 were an increase in net interest income of $3,332,000 and a decrease in provision for loan losses of $741,000, offset somewhat by a decrease in noninterest income of $662,000, an increase in noninterest expense of $2,892,000 and an increase in provision for income taxes of $404,000.

The Company's February 2004 purchase of additional common stock of Mid-America Bancorp, Inc. resulted in majority ownership, and the Company has consolidated Mid-America into its financial statements effective February 29, 2004. Therefore, the Company's results of operations for the year ended December 31, 2004 include Mid-America's results of operations for the period March 1, 2004 through December 31, 2004. During this period, Mid-America generated net income of approximately $249,000, of which approximately $112,000 is included in minority interest in the consolidated statement of income for the year ended December 31, 2004.

The 2004 increase in net interest income of $3,332,000 was the result of an increase in interest income of $3,585,000, partially offset by an increase in interest expense of $253,000. Although the Federal Reserve began increasing interest rates on June 30, 2004, there was an insufficient volume of assets repricing to generate improvement in net interest margin, which decreased to 3.43% for the year ended December 31, 2004 compared to 3.50% for 2003. Growth in interest-earning assets, primarily loans, more than offset the decline in net interest margin, resulting in the improvement in net interest income in 2004. Management believes that interest rates will continue to trend upward, and that the Company is positioned to take advantage of this environment as more of its assets reprice at higher rates.

The 2004 decrease in provision for loan losses of $741,000 was primarily attributable to a decline of $661,000 in net charge-offs in 2004, as well as a decrease in the ratio of non-performing loans to total loans from .81% as of December 31, 2003 to .58% as of December 31, 2004. Management feels that it has adequately reserved for any potential losses in the loan portfolio, and expects both charge-offs and the ratio of non-performing loans to total loans to continue the trend downward, as the local economy improves and the Company utilizes its underwriting and credit administration skills to generate high-quality loans.

The 2004 decrease in noninterest income of $662,000 was primarily due to a decrease in net gains on loan sales of $815,000, partially offset by an increase in customer service fees of $131,000 and an increase in income on equity method investments of $187,000. The decrease in net gains on loan sales reflects the continued slow-down in mortgage loan refinancing from 2003 levels, and is a revenue source that will vary from year to year based on the interest rate environment. The gains on loan sales are expected to continue at the 2004 levels due to the rising interest rate environment. Approximately $92,000 of the increase in customer service fees was due to the consolidation of Mid-America in 2004, with the remainder largely due to the Company's implementation of an overdraft protection program in 2002 for demand deposit customers. This program produced a significant increase in fee income in 2002, somewhat lesser increases in 2003 and 2004, and appears to be leveling off to provide a stable source of revenue. Management feels that its fees for overdraft protection and other deposit products are in line with the banking industry in general, reducing competitive pressures from other banks, and that these fees will continue to provide a stable source of revenue. The increase in income on equity method investments was the result of the banking organizations in which the Company is invested becoming profitable for the first time in late 2003 and 2004, and management anticipates continued improvement in profitability of these investments in the future.

The 2004 increase in noninterest expense of $2,892,000 was largely due to an increase in salaries and employee benefits of $2,203,000 and an increase in other noninterest expense of $1,000,000, offset somewhat by a decrease in amortization of mortgage servicing rights of $353,000. Approximately $1,046,000 of the increase in salaries and employee benefits was attributable to the consolidation of Mid-America in 2004. Another $275,000 of this increase was due to an adjustment of the discount rate from 8.00% to 6.25% used to determine the liability for the salary continuation agreements the Company maintains for three executive officers. The remainder of the increase was due primarily to cost-of-living increases in salaries and employee benefits. Approximately $469,000 of the increase in other noninterest expense was attributable to the consolidation of Mid-America in 2004, with the remainder primarily due to increases in marketing expense and amortization of core deposit intangibles. The marketing expense was incurred as part of the strategy to attract additional deposit accounts and is expected to continue as the Company competes with other institutions for funding sources to support loan growth. The amortization of core deposit intangibles is related to the Company's equity method investments and the acquisition of Mid-America and will continue over the 10-year estimated life of the intangible assets. The decrease in amortization of mortgage servicing rights reflects the slow-down in mortgage loan pre-payments as a result of the rising interest rate environment experienced in the second half of 2004.

The 2004 increase in provision for income taxes of $404,000 was primarily due to an increase in net income before taxes offset somewhat by a reduction of federally tax-exempt securities income which resulted in an increase in the provision for income taxes as a percent of income before taxes of 30.0% for 2004 compared to 27.5% for 2003.

The Company's return on average assets was .83%, .95% and 95% for the years ended December 31, 2004, 2003, and 2002, respectively, and return on average equity was 9.98%, 10.52%, and 10.72% for the years ended December 31, 2004, 2003, and 2002, respectively.

2003 versus 2002. The Company reported net income of $8,311,000 in 2003, an increase of $759,000 or 10.1% from $7,552,000 in 2002. Basic earnings per share in 2003 increased 9.9% to $4.23 from $3.85 in 2002. The main factors contributing to the increase in net income in 2003 were an increase in net interest income of $990,000 and a decrease in provision for loan losses of $1,419,000, offset somewhat by a decrease in noninterest income of $455,000, an increase in noninterest expense of $748,000 and an increase in provision for income taxes of $446,000.

The 2003 increase in net interest income of $990,000 was achieved despite a reduction of interest income of $1,493,000 from 2002, due to interest expense decreasing in 2003 by $2,483,000. In a declining interest rate environment, the Company was unable to reduce rates paid on interest-bearing liabilities as rapidly as yields on interest-earning assets fell. This caused net interest margin to decrease from 3.72% in 2002 to 3.50% in 2003, but was more than offset by growth in interest-earning assets, resulting in the improvement in net interest income.

The 2003 decrease in provision for loan losses of $1,419,000 was primarily attributable to a decline of $1,737,000 in net charge-offs from 2002. Although the balance of non-performing loans increased by $1,117,000 in 2003, much of this increase was due to growth of the loan portfolio, and management feels that it has adequately reserved for any potential loss on non-performing loans.

The 2003 decrease in noninterest income of $455,000 was primarily due to a decrease in net gains on loan sales of $637,000, partially offset by an increase in customer service fees of $85,000. The decrease in net gains on loan sales reflects the slow-down in mortgage loan refinancing from 2002 levels, and is a revenue source that will vary from year to year based on the interest rate environment. The increase in customer service fees was largely due to the Company's implementation of an overdraft protection program in 2002 for demand deposit customers. This program produced a significant increase in fee income in 2002, a somewhat lesser increase in 2003, and appears to be leveling off to provide a stable source of revenue. Management feels that its fees for overdraft protection and other deposit products are in line with the banking industry in general, reducing competitive pressures from other banks, and that these fees will continue to provide a stable source of revenue.

The 2003 increase in noninterest expense of $748,000 was largely due to an increase in salaries and employee benefits of $404,000, an increase in loss on foreclosed assets of $341,000 and an increase in loss on equity method investments of $169,000. The increase in salaries and employee benefits was mainly due to cost-of-living increases. The increase in loss on foreclosed assets was due to an unusually heavy volume of activity in the sale of repossessed real estate that management does not expect to reoccur. The loss on equity method investments was primarily the result of the Company's recognition of Mid-America's net loss for 2003.

The 2003 increase in provision for income taxes of $446,000 was primarily due to an increase in net income before taxes as well as by a reduction of federally tax-exempt securities income which resulted in an increase in the provision for income taxes as a percent of income before taxes of 27.5% for 2003 as compared to 26.4% for 2002.

Earning Assets, Sources of Funds, And Net Interest Margin

Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Changes in the amount and mix of interest-earning assets and interest-bearing liabilities are referred to as a "volume change" and changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a "rate change."

Selected Statistical Information

The following tables contain information concerning the consolidated financial condition and operations of the Company for the years, or as of the dates, shown. All average information is provided on a daily average basis.

Consolidated Average Balance Sheets

The following table shows the consolidated average balance sheets, detailing the major categories of assets and liabilities, the interest income earned on interest-earnings assets, the interest expense paid for interest-bearing liabilities, and the related interest rates:

	At December 31	Years Ended December 31,								
	2004	2004			2003			2002		
	Yield/Cost	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
		(dollars in thousands)								
Assets										
Interest-bearing demand deposits	2.07%	$ 8,317	$ 170	2.04%	$ 5,647	$ 188	3.33%	$ 4,212	$ 189	4.49%
Federal funds sold	2.00%	5,798	84	1.45%	5,759	50	0.87%	8,558	127	1.48%
Securities:										
Taxable										
U.S. treasuries and government agencies	3.87%	3,932	152	3.87%	9,960	381	3.83%	12,188	689	5.65%
Mortgage-backed securities	4.07%	72,532	2,869	3.96%	84,232	3,747	4.45%	87,867	4,901	5.58%
Other securities	3.37%	63,685	2,128	3.34%	33,633	807	2.40%	20,782	867	4.17%
Total taxable		140,149	5,149	3.67%	127,825	4,935	3.86%	120,837	6,457	5.34%
Non-taxable — State and political subdivisions (3)	3.96%	39,917	1,553	3.89%	41,937	1,942	4.63%	52,152	2,270	4.35%
Loans (net of unearned discount) (1)(2)	6.04%	728,388	42,571	5.84%	629,067	38,811	6.17%	550,171	38,500	7.00%
Federal Home Loan Bank stock	5.50%	4,895	259	5.29%	3,819	275	7.20%	3,490	151	4.33%
Total interest-earning assets (1)		$927,464	$49,786	5.37%	$814,054	$46,201	5.68%	$739,420	$47,694	6.45%
Cash & due from banks		$ 22,752			$ 19,844			$ 17,401		
Premises and equipment		15,857			12,596			10,853		
Foreclosed assets held for sale, net		729			1,044			1,193		
Equity method investment in common stock		4,702			5,218			2,933		
Cost method investment in common stock		1,849			1,502			577		
Interest receivable		6,295			6,244			6,464		
Cash surrender value of life insurance		15,026			14,377			13,619		
Allowance for loan loss		(6,766)			(5,383)			(4,640)		
Other		11,572			7,963			6,521		
Total Assets		$999,480			$877,459			$794,341		
Liabilities										
Interest-bearing transaction deposits	0.50%	$110,643	$ 516	0.47%	$ 90,269	$ 303	0.34%	$ 83,717	$ 541	0.65%
Savings deposits	0.53%	45,409	240	0.53%	44,520	329	0.74%	40,097	630	1.57%
Money-market deposits	0.94%	96,682	905	0.94%	90,301	904	1.00%	88,445	1,329	1.50%
Time and brokered time deposits	3.01%	498,288	13,815	2.77%	433,474	13,696	3.16%	381,563	15,038	3.94%
Short-term borrowings	1.65%	19,801	286	1.44%	16,413	233	1.42%	16,582	322	1.94%
Long-term debt	4.21%	51,281	2,231	4.35%	49,459	2,275	4.60%	47,987	2,363	4.92%
Total interest-bearing liabilities		$822,104	$17,993	2.19%	$724,436	$17,740	2.45%	$658,391	$20,223	3.07%
Demand deposits		$ 85,197			$ 68,744			$ 60,009		
Interest payable		2,113			2,039			2,164		
Other liabilities		3,552			2,850			2,918		
Minority interest		3,149			381			388		
Stockholders' equity		83,365			79,009			70,471		
Total liabilities and stockholders' equity		$999,480			$877,459			$794,341		
Interest spread				3.18%			3.23%			3.38%
Net interest income			$31,793			$28,461			$27,471	
Net interest margin				3.43%			3.50%			3.72%
Interest-earning assets to interest-bearing liabilities		112.82%			112.37%			112.31%		

(1) Non-accrual loans have been included in average loans, net of unearned discount

(2) Includes loans held for sale

(3) The tax exempt income for state and political subdivisions is not recorded on a tax equivalent basis

Changes in Net Interest Income

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionally to the change due to volume and the change due to rate.

	Years Ended December 31, 2004, 2003, and 2002					
	Year 2004 vs. 2003 Change			Year 2003 vs. 2002 Change		
	Average Volume	Average Yield/Rate	Total Change	Average Volume	Average Yield/Rate	Total Change
	(dollars in thousands)					
Increase (decrease) in interest income:						
Interest-bearing bank deposits	$ 70	$ (88)	$ (18)	$ 55	$ (56)	$ (1)
Federal funds sold	—	34	34	(34)	(43)	(77)
Investment securities:						
U.S. Treasuries and Agencies	(233)	4	(229)	(111)	(197)	(308)
Mortgage-backed securities	(488)	(390)	(878)	(196)	(958)	(1,154)
States and political subdivisions (1)	(90)	(230)	(389)	(466)	138	(328)
Other securities	918	403	1,321	401	(461)	(60)
Loans (net of unearned discounts)	5,886	(2,126)	3,760	5,163	(4,852)	311
Federal Home Loan Bank stock	67	(83)	(16)	15	109	124
Change in interest income (1)	6,130	(2,545)	3,585	4,827	(6,320)	(1,493)
Increase (decrease) in interest expense:						
Interest-bearing transaction deposits	78	135	213	39	(277)	(238)
Savings deposits	6	(95)	(89)	63	(364)	(301)
Money-market deposits	62	(61)	1	27	(452)	(425)
Time and brokered time deposits	1,910	(1,791)	119	1,881	(3,223)	(1,342)
Short-term borrowings	49	4	53	(3)	(86)	(89)
Long-term debt	82	(126)	(44)	71	(159)	(88)
Change in interest expense	2,187	(1,934)	253	2,078	(4,561)	(2,483)
Increase (decrease) in net interest income (1)	$3,943	$ (611)	$3,332	$2,749	$(1,759)	$ 990

(1) The tax exempt income for state and political subdivisions is not recorded on a tax equivalent basis.

2004 versus 2003. Average earning assets increased 13.9% or $113,410,000 to $927,464,000 during the year ended December 31, 2004 from the December 31, 2003 average balance of $814,054,000. The average balance of loans increased 15.8% or $99,321,000 to $728,388,000 during 2004 from the December 31, 2003 average balance of $629,067,000. Approximately $51,000,000 of the increase in average loan balances as of December 31, 2004 was due to the consolidation of Mid-America Bancorp, Inc., with the remainder attributable to steady growth at the other subsidiary banks. Management is confident that loan growth will continue at these levels, through both new acquisitions and growth at its subsidiary banks as the economy improves, and particularly as Mid-America gains market share in the greater Kansas City area. The average balance of U.S. government agency securities decreased 60.5% or $6,028,000 to $3,932,000 during 2004 from the December 31, 2003 average balance of $9,960,000. The average balance of mortgage-backed securities decreased 13.9% or $11,700,000 to $72,532,000 during 2004 from the December 31, 2003 average balance of $84,232,000. The average balance of other securities, primarily collateralized mortgage obligations, increased 89.4% or $30,052,000 to $63,685,000 during 2004 from the December 31, 2003 average balance of $33,633,000. The purchase of additional collateralized mortgage obligations in 2004 reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities.

The balance of interest-bearing liabilities averaged $822,104,000 at December 31, 2004, an increase of $97,668,000 or 13.5% from the December 31, 2003 average balance of $724,436,000. The average balance of interest-bearing transaction deposits increased 22.6% or $20,374,000 to $110,643,000 during 2004 from the December 31, 2003 average balance of $90,269,000. The average balance of time and brokered time deposits increased 15.0% or $64,814,000 to $498,288,000 during 2004 from the December 31, 2003 average balance of $433,474,000. The consolidation of Mid-America accounted for approximately $3,800,000 of the increase in interest-bearing transaction deposits, and approximately $29,600,000 of the increase in time and brokered time deposits as of December 31, 2004. The remainder of the increase in deposits was due to the success of new and re-designed deposit products at the Company's subsidiary banks, which were implemented to fund loan growth as well as reduce overall funding costs. Lesser increases were experienced in the average balances of savings deposits, money market deposits, short-term debt and long-term debt.

The balance of noninterest-bearing demand deposits averaged $85,197,000 at December 31, 2004, an increase of $16,453,000 or 23.9% from the December 31, 2003 average balance of $68,744,000. The consolidation of Mid-America accounted for approximately $7,700,000 of the increase as of December 31, 2004, with the remainder due to successful deposit promotions at the Company's subsidiary banks.

Management is confident it can continue to attract additional deposits in the future by researching its customer base and designing products to fit their needs, as well as monitoring interest rates to minimize cost while maintaining a competitive position in its markets. Mid-America, in particular, is expected to increase its deposit base significantly as it gains market share in the greater Kansas City area.

The Company's net interest margin expressed as a percentage of average earning assets was 3.43% for the year ended December 31, 2004 a decrease of 7 basis points from 3.50% in 2003. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 3.18% for the year ended December 31, 2004, a decrease of 5 basis points from 3.23% for the same period in 2003.

Interest income increased $3,585,000 or 7.8% to $49,786,000 for the year ended December 31, 2004, as compared to interest income of $46,201,000 for the year ended December 31, 2003. The increase in interest income is due to growth of average interest-earning assets, primarily loans, partially offset by a decline in yields. The average yield on interest-earning assets fell 31 basis points to 5.37% for the year ended December 31, 2004 as compared to 5.68% for 2003. Although the Federal Reserve began increasing interest rates on June 30, 2004, there was an insufficient volume of assets repricing to generate improvement in yields for the year ended December 31, 2004. Growth in the average balance of loans, due in part to the consolidation of Mid-America, more than offset the impact of the decline in yields.

Interest expense increased $253,000 or 1.4% to $17,993,000 for the year ended December 31, 2004 as compared to interest expense of $17,740,000 for the year ended December 31, 2003. The increase in interest expense is attributable to the growth in the average balance of all interest-bearing liabilities, primarily time and brokered time deposits, due in part to the consolidation of Mid-America, as well as an increase in the rates paid on interest-bearing transaction deposits. The decline in rates paid on all other categories of deposits, as well as long-term debt, partially offset the increase in interest expense attributable to changes in volume. The average rate paid on interest-bearing liabilities fell 26 basis points to 2.19% for 2004 as compared to 2.45% for 2003.

Net interest income increased $3,332,000 or 11.7% for the year ended December 31, 2004 to $31,793,000 from $28,461,000 for the same period in 2003. For the year ended December 31, 2004, the average yield on interest-earning assets decreased 31 basis points compared to the same period in 2003, but was partially offset by a decrease of 26 basis points in the average rate paid on interest-bearing liabilities. Growth in interest-earning assets, primarily loans, allowed for the improvement in net interest income.

Management believes that net interest income will continue to improve, through growth of interest-earning assets, as well as increases in net interest margin. Interest rates are expected to continue trending upward through 2005, and the Company is positioned to take advantage of this environment by having interest-earning assets reprice at higher rates more rapidly than interest-bearing liabilities.

2003 versus 2002. Average earning assets increased 10.1% or $74,634,000 to $814,054,000 during 2003 from the 2002 average balance of $739,420,000. The average balance of loans increased 14.3% or $78,896,000 to $629,067,000 during 2003 from the 2002 average balance of $550,171,000 as a result of significant mortgage loan refinancing that occurred in the low interest rate environment during that time period. The average balance of other securities, primarily collateralized mortgage obligations, increased 61.8% or $12,851,000 to $33,633,000 during 2003 from the 2002 average balance of $20,782,000, which reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities. These increases were partially offset by decreases in the average balances of mortgage-backed securities and securities of state and political.

The balance of interest bearing liabilities averaged $724,436,000 for 2003, an increase of $66,045,000 or 10.0% from the 2002 average balance of $658,391,000. The average balance of time and brokered time deposits increased 13.6% or $51,911,000 to $433,474,000 during 2003 from the 2002 average balance of $381,563,000. The increase in deposits was fueled in part by volatility in the stock market, leading to a shift of assets from mutual funds into FDIC-insured bank accounts. The growth was further enhanced by deposit promotions at the Company's subsidiary banks, which were implemented in part to fund the growth in loans. Lesser increases were experienced in the average balances of interest bearing transaction deposits, savings deposits, money market deposits, and long-term debt.

The Company's net interest margin expressed as a percentage of average earning assets was 3.50% for 2003, a decrease of 22 basis points from 3.72% for 2002. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 3.23% for 2003, a decrease of 15 basis points from 3.38% for 2002. Although the net interest margin, the interest income and interest expense all declined for 2003 as compared with 2002, there was an increase in net interest income due to an increase in the average balance of loans and due to more significant declines in deposit product cost of funds as compared to the decline in yields of interest-earning assets.

Interest income decreased $1,493,000 or 3.1% to $46,201,000 for 2003 compared to interest income of $47,694,000 for 2002. The decrease in interest income is primarily attributable to the decline in average rates earned on most categories of interest-earning assets. The average yield on interest-earning assets fell 77 basis points to 5.68% for 2003 as compared to 6.45% for 2002. Growth in the average balance of loans partially offset the impact of the decline in interest rates.

Interest expense decreased $2,483,000 or 12.3% to $17,740,000 during 2003 as compared to interest expense of $20,223,000 for 2002. The decrease in interest expense is primarily attributable to the decline in rates paid on all categories of deposits, short-term borrowings and long-term debt. The average rates paid on interest-bearing liabilities decreased 62 basis points to 2.45% in 2003 from 3.07% in 2002. Growth in the average balance of deposits, primarily time and brokered time deposits, partially offset the impact of the decline in interest rates.

Net interest income increased $990,000 or 3.6% in 2003 to $28,461,000 from $27,471,000 in 2002. The decrease in interest rates throughout 2003 led to declines in the amount of income earned on interest-earning assets as well as the amount of expense recognized on interest-bearing liabilities. The average yield on interest-earning assets decreased 77 basis points to 5.68% in 2003 from 6.45% in 2002. The change in the mix of interest-earning assets partially offset the decline in the yield on interest-earning assets as growth occurred in higher-yielding loans. The low interest rate environment also had significant impact on the rates paid on interest-bearing liabilities with the average rate falling 62 basis points to 2.45% in 2003 from 3.07% in 2002.

Provision for Loan Losses

The provision for loan losses, which is a current charge against income, represents an amount which management believes is sufficient to maintain an adequate allowance for known and probable losses. In assessing the adequacy of the allowance for loan losses, management considers the size and quality of the loan portfolio measured against prevailing economic conditions, regulatory guidelines, and historical loan loss experience and credit quality of the portfolio. When a determination is made by management to charge off a loan balance, such write-off is charged against the allowance for loan losses.

2004 versus 2003. The provision for loan losses decreased $741,000 to $1,746,000 for the year ended December 31, 2004 from $2,487,000 for the year ended December 31, 2003. Net charge-offs decreased to $937,000 for the year ended December 31, 2004 from $1,598,000 for the year ended December 31, 2003. The decrease in both provision for loan losses and net charge-offs are attributable to stronger performance in the agricultural sector of the economy, as favorable weather conditions in the 2004 growing season produced improved crop yields, as well as management's continuing efforts to tighten underwriting standards following losses incurred in prior years. Total non-performing loans decreased to $4,507,000 as of December 31, 2004, from $5,213,000 as of December 31, 2003. The ratio of non-performing loans to loans decreased to .58% at December 31, 2004, from .81% at December 31, 2003. The decrease in both total non-performing loans and the ratio of non-performing loans to loans are evidence of the overall improvement in quality of the loan portfolio.

2003 versus 2002. The provision for loan losses decreased $1,419,000 to $2,487,000 in 2003 from $3,906,000 in 2002. Net charge-offs decreased to $1,598,000 in 2003 from $3,335,000 in 2002. The decreases in both provision for loan losses and net charge-offs for 2003 were primarily attributable to a large agricultural loan with a loss both provided for and charged off in 2002. Total non-performing loans increased to $5,213,000 as of December 31, 2003 from $4,096,000 as of December 31, 2002. The increase in non-performing loans in 2003 reflects weakness in the agricultural sector, impacting certain borrowers' ability to repay, but is also partially attributable to loan growth.

Assets including non-performing loans, loans on the Company's watch loan list, and other loans have been identified as having more than reasonable potential for loss. The watch loan list is comprised of loans which have been restructured or involve customers in industries which have been adversely affected by market conditions. The majority of these loans are being repaid in conformity with their terms.

Noninterest Income

2004 versus 2003. Total noninterest income decreased $662,000 or 7.8% for the year ended December 31, 2004 to $7,857,000 from $8,519,000 for the year ended December 31, 2003. The decrease in 2004 was due to a reduction in net gains on loan sales of $815,000, partially offset by increases in customer service fees of $131,000 and income on equity method investments in common stock of $187,000. As a percentage of total income, total noninterest income was 13.6% and 15.6% for the years ended December 31, 2004, and 2003, respectively.

Net gains on loan sales decreased $815,000 or 61.0% for the year ended December 31, 2004 to $521,000 from $1,336,000 for the year ended December 31, 2003. The decrease reflected the continuing slow-down in mortgage refinancing from 2003 levels. Most consumers who will take advantage of the low rate environment to re-finance their mortgage have already done so. This is a revenue source that will fluctuate based on the interest rate environment, and with the expectation of the Federal Reserve raising rates through 2005, management does not anticipate a significant increase from the 2004 levels. Net gains on loan sales, as a component of total noninterest income, was 6.6% and 15.7% for the years ended December 31, 2004 and 2003, respectively.

Customer service fees increased $131,000 or 4.0% for the year ended December 31, 2004 to $3,394,000 from $3,263,000 for the year ended December 31, 2003. Approximately $92,000 of the increase in customer service fees was due to the consolidation of Mid-America in 2004, with the remainder largely due to the Company's implementation of an overdraft protection program in 2002 for demand deposit customers. This program produced a significant increase in fee income in 2002, somewhat lesser increases in 2003 and 2004, and appears to be leveling off to provide a stable source of revenue. Management feels that its fees for overdraft protection and other deposit products are in line with the banking industry in general, reducing competitive pressures from other banks, and that these fees will continue to provide a stable source of revenue.

Income on equity method investments in common stock was $187,000 for the year ended December 31, 2004 compared to a loss of $216,000 for the year ended December 31, 2003. As of December 31, 2004, the Company's equity method investments were New Frontier Bancshares, Inc. and NorthStar Bancshares, Inc. Prior to its consolidation in the Company's financial statements effective in February 2004, Mid-America was also included in the equity method investments. All of these organizations are engaged in relatively new operations, and none generated positive income prior to 2003. The Company anticipates continued improvement in profitability of these investments in 2005 and beyond.

2003 versus 2002. Total noninterest income decreased $455,000 or 5.1% in 2003 to $8,519,000 from $8,974,000 in 2002. The decrease in 2003 was due to a reduction in net gains on loan sales, partially offset by increases in customer service fees. As a percentage of total income, noninterest income was 15.6% and 15.8% in 2003 and 2002, respectively.

Net gains on loan sales decreased 32.3% in 2003 to $1,336,000 from $1,973,000 in 2002. The decrease in 2003 reflected the slow-down in mortgage refinancing from the 2002 levels. Net gains on loan sales, as a component of total noninterest income, was 15.7% and 22.0% in 2003 and 2002, respectively.

Loan servicing fees increased 13.9% in 2003 to $377,000 from $331,000 in 2002. The increase in 2003 was the result of the heavy activity in the mortgage refinancing market. The unpaid principal balances of mortgage loans serviced for others increased 7.3% to $147,312,000 at December 31, 2003, from $137,299,000 at December 31, 2002.

Customer service fees increased 2.7% in 2003 to $3,263,000 from $3,178,000 in 2002. The increase in 2003 was the result of management's emphasis on fees for deposit account activity as a stable source of revenue in a low interest rate environment. A significant portion of the increased customer service fees was due to the implementation of overdraft protection programs on demand deposit accounts at several of the Company's subsidiary banks.

The cash surrender value of life insurance decreased 8.6% in 2003 to $692,000 from $757,000 in 2002. The decrease in 2003 was primarily due to the low interest rate environment that resulted in reduced yields on the investments.

Net realized gains on sales of securities, as a component of noninterest income, totaled $59,000 (.7%) in 2003 and $150,000 (1.7%) in 2002.

Noninterest Expense

2004 versus 2003. Total noninterest expense increased $2,892,000 or 12.6% for the year ended December 31, 2004 to $25,878,000 from $22,986,000 for the year ended December 31, 2003. As a percentage of total income, total noninterest expense was 44.9%, and 42.0% for the years ended December 31, 2004 and 2003, respectively.

Salaries and employee benefits increased $2,203,000 or 17.0% for the year ended December 31, 2004 to $15,182,000, from $12,979,000 for the year ended December 31, 2003. Approximately $1,046,000 of this increase was attributable to the consolidation of Mid-America for the period March 1, 2004 through December 31, 2004. Another $275,000 of this increase was due to an adjustment of the discount rate from 8.00% to 6.25% used to determine the liability for the salary continuation agreements the Company maintains for three executive officers. The remainder of the increase was due primarily to cost-of-living increases in salaries and employee benefits. Of the total increase in salaries and employee benefits for the year ended December 31, 2004 of $2,203,000, approximately $1,278,000 or 58% was attributable to officers, and $925,000 or 42%, was attributable to non-officers. On average, salaries of officers increased approximately 4% and salaries of non-officers increased approximately 3%. As a percent of average assets, salaries and employee benefits increased to 1.52% for the year ended December 31, 2004, compared to 1.48% for the year ended December 31, 2003. The Company had 307 full-time equivalent employees at December 31, 2004 and 294 full-time equivalent employees at December 31, 2003, an increase of 13 full-time equivalent employees. The consolidation of Mid-America included 17 full-time equivalent employees as of December 31, 2004.

Net occupancy expense increased $195,000 or 15.1% for the year ended December 31, 2004 to $1,487,000 from $1,292,000 for the year ended December 31, 2003. Approximately $123,000 of this increase was attributable to the consolidation of Mid-America for the period March 1, 2004 through December 31, 2004 with the remainder due to increases in building maintenance and service contract expense.

Professional fees increased $295,000 or 31.1% for the year ended December 31, 2004 to $1,243,000 from $948,000 for the year ended December 31, 2003. Approximately $44,000 of this increase was attributable to the consolidation of Mid-America for the period March 1, 2004 through December 31, 2004 with the remainder primarily due to costs associated with the Company's application for registration of its common stock with the Securities and Exchange Commission.

Loss on foreclosed assets decreased $286,000 or 68.1% for the year ended December 31, 2004 to $134,000 from $420,000 for the year ended December 31, 2003. The Company experienced more activity than normal in 2003, due to several repossessed properties being disposed of at a loss in 2003.

Equity method investments in common stock generated net income for the year ended December 31, 2004 as compared with a loss of $216,000 for the year ended December 31, 2003. The Company's equity method investments generated net income of $187,000 for the year ended December 31, 2004, which is included in noninterest income.

Amortization of mortgage servicing rights decreased $353,000 or 65.6% for the year ended December 31, 2004 to $185,000 from $538,000 for the year ended December 31, 2003. The decrease reflected the slow-down in mortgage refinancing and reduction in prepayment speeds on mortgages from 2003 levels. This is an expense that will fluctuate based on the interest rate environment, and with the expectation of the Federal Reserve raising rates through 2005, management does not anticipate a significant increase from 2004 levels.

Other noninterest expense increased $1,000,000 or 24.5% for the year ended December 31, 2004 to $5,078,000 from $4,078,000 for the year ended December 31, 2003. Approximately $550,000 of this increase was attributable to the consolidation of Mid-America for the period March 1, 2004 through December 31, 2004 with the remainder due to increases in marketing expense and amortization of core deposit intangibles for the year ended December 31, 2004.

2003 versus 2002. Total noninterest expense increased 3.4% in 2003 to $22,986,000 from $22,238,000 in 2002. As a percentage of total income, noninterest expenses were 42.0% and 39.2% in 2003 and 2002, respectively.

Salaries and employee benefits increased 3.2% in 2003 to $12,979,000 from $12,575,000 in 2002. As a percent of average assets, salaries and employee benefits were 1.48% and 1.58% in 2003 and 2002, respectively. The Company had 294 and 291 full-time equivalent employees at December 31, 2003 and 2002, respectively.

Equipment expense decreased 3.4% in 2003 to $1,603,000 from $1,660,000 in 2002. The decrease for 2003 was the result of equipment becoming fully depreciated but still in service.

Loss on foreclosed assets increased by $341,000 in 2003 to $420,000, from $79,000 in 2002. The Company experienced more activity than normal in 2003 due to several repossessed properties being disposed of at a loss in 2003.

Loss on equity method investments in common stock increased by $169,000 in 2003 to $216,000 from $47,000 in 2002. The increase was a result of the Company recording its share of losses incurred for the year ended December 31, 2003 for the equity method investments. The losses on equity method investments in common stock related primarily to the Company's 49% share of net loss for Mid-America. Mid-America's net loss was primarily due to provisions for loan losses recorded during 2003.

Amortization of mortgage servicing rights decreased 1.6% in 2003 to $538,000 from $547,000 in 2002. The decrease reflected the slow-down in mortgage refinancing and reduction in prepayment speeds on mortgages from 2002 levels.

Provision for Income Taxes

During 2002, one of the Company's wholly owned subsidiaries, MTSB, established Mercantile Investments, Inc. ("MII"), a Delaware corporation that operates off shore, to manage the bank's investment portfolio. MII began operations in early 2003, and its earnings for the years ended December 31, 2004 and 2003 are included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current State of Illinois tax laws that exclude income generated by a subsidiary that operates off shore from state taxable income. For the years ended December 31, 2004 and 2003, the Company's Illinois income taxes decreased by approximately $100,000 each year as a result of MII's operations off shore. If the state tax law is changed in the future to no longer exclude off-shore investment income from taxable income, the Company's income tax expense, as a percentage of income before tax, would increase. The Company is not aware of any existing or threatened state action or pending legislation regarding this issue.

2004 versus 2003. Provision for income taxes for the year ended December 31, 2004 increased $404,000 or 12.8% to $3,557,000 from $3,153,000 for the year ended December 31, 2003. The provision for income taxes as a percent of income before income taxes was 30.0% and 27.5% for the years ended December 31, 2004 and 2003, respectively. The increase in this percentage was due to a reduction of federally tax-exempt securities income and an increase in state income taxes for the year ended December 31, 2004 compared to 2003.

2003 versus 2002. Provision for income taxes in 2003 was $3,153,000 as compared to $2,707,000 in 2002. The provision for income taxes as a percent of income before income taxes was 27.5% and 26.4% for 2003 and 2002, respectively. The provision for income taxes as a percentage of income before income taxes increased from 2002 to 2003 due to a decrease in federally tax-exempt securities income offset somewhat by a decrease in state income taxes.

Financial Condition

Summary

Total assets as of December 31, 2004 were $1,040,553,000, an increase of $134,393,000 or 14.8% from $906,160,000 as of December 31, 2003, primarily due to loan growth of $129,533,000. Mid-America accounted for approximately $81,246,000 of the increase in total assets. Cash and cash equivalents increased 48.4% to $39,719,000 as of December 31, 2004 as compared to $26,768,000 as of December 31, 2003. Total investment securities decreased 6.3% to $173,371,000 as of December 31, 2004 as compared to $185,093,000 as of December 31, 2003. Total loans, including loans held for sale, increased 20.2% to $772,089,000 as of December 31, 2004 as compared to $642,556,000 as of December 31, 2003. Approximately $65,215,000 of the increase in total loans was due to consolidation of Mid-America Bancorp, Inc. Federal Home Loan Bank stock increased 26.6% to $5,100,000 as of December 31, 2004 as compared to $4,029,000 as of December 31, 2003. Equity method investments in common stock decreased 38.4% to $4,760,000 as of December 31, 2004 as compared to $7,724,000 as of December 31, 2003. Cost method investments in common stock remained unchanged at $1,849,000 as of December 31, 2004 compared with December 31, 2003. The net deferred tax asset increased to $1,978,000 as of December 31, 2004 from $835,000 as of December 31, 2003. Cash surrender value of life insurance increased 4.2% to $15,324,000 as of December 31, 2004 as compared to $14,705,000 as of December 31, 2003. Premises and equipment increased 24.1% to $16,059,000 as of December 31, 2004 as compared to $12,938,000 as of December 31, 2003. Goodwill increased 44.8% to $5,208,000 as of December 31, 2004 as compared to $3,596,000 as of December 31, 2003.

Total deposits increased $115,244,000 or 15.2% to $873,427,000 as of December 31, 2004 as compared to $758,183,000 as of December 31, 2003. Approximately $64,248,000 of the increase in total deposits was due to the consolidation of Mid-America. Non-interest bearing demand deposits increased $15,476,000 or 19.3% during 2004, while interest-bearing deposits increased $99,768,000 or 14.7% during 2004. Short-term borrowings increased 48.8% to $21,385,000 as of December 31, 2004 from $14,367,000 as of December 31, 2003. Long-term borrowings increased 3.3% to $49,758,000 as of December 31, 2004 from $48,185,000 as of December 31, 2003.

Minority interest increased $3,175,000, from $263,000 as of December 31, 2003 to $3,438,000 as of December 31, 2004 due primarily to the Company's consolidation of Mid-America into its financial statements from March 1, 2004 through December 31, 2004.

Total stockholders' equity increased 7.4% to $85,982,000 as of December 31, 2004 as compared to $80,034,000 as of December 31, 2003. Growth in equity is due primarily to $6,865,000 of earnings retained by the Company, offset by a decrease of $951,000 in unrealized gains on available for sale securities, net of taxes.

On March 10, 2005, the Company's Board of Directors adopted the Equity Incentive Plan (the "Plan"), which is a form of long-term incentive compensation for certain executives and other keys employees designated by the Board. The Plan replaces a stock plan with identical terms that was adopted by the Board on April 26, 2004. The Board withdrew the 2004 plan (no shares had been granted under the 2004 plan) and adopted the Plan to accommodate the presentation of the Plan to the Company's stockholders for approval at the Company's 2005 Annual Meeting.

The Plan provides for stock-based awards that offer executives the possibility of future value depending on the long-term price appreciation of the Company's common stock and the executive's continuing service with the Company. The forms of stock awards permitted under the Plan are incentive stock options (which are options to purchase shares of stock that receive more favorable federal income tax treatment for the executive under Section 422 of the Internal Revenue Code than non-qualified options), non-qualified stock options (which are all options other than incentive stock options), restricted shares (which are shares issued subject to vesting restrictions), and stock appreciation rights (which are rights to payment in cash or stock equal to the appreciation of the stock from the date of grant to the date of exercise).

The Board of Directors has reserved 296,240 shares of the Company's Common Stock to fund stock-based awards under the Plan, provided no more than 97,759 shares may be issued in the form of restricted shares. At present, no grants of stock awards have been made from the Plan, and neither the Board nor the Compensation Committee has designated the executives or other key employees who will be eligible for grants. The future grant of stock awards is subject to the approval of the stockholders of the Plan at the Annual Meeting.

Under the Plan, the Compensation Committee has sole discretion in administration of the Plan and specifically in determining grants of stock-based awards to executives, including (a) the selection of executives to receive awards, (b) the determination of the number of shares to be subject to types of awards generally as well as to individual awards granted under the Plan, (c) the determination of the terms and conditions upon which awards will be granted, including vesting requirements of restricted shares and exercises price, expiration, and the manner, time and rate of exercise of options, (d) prescription of the form and terms of award agreements, (e) promulgation of procedures and regulations for the administration of the Plan, and (f) all other determinations deemed necessary or advisable for the administration of the Plan.

The exercisability of options and the vesting of restricted stock depend upon the executive's continuing to render services to the Company. All options granted under the plan must have an exercise price at least equal to the market value of the common stock on the date of grant. Options may be exercised only for a limited period of time after the optionee's departure from the Company. Restricted shares awarded under the Plan carry dividend and voting rights from the date of grant. Restricted shares are forfeited if the award holder departs from the Company before vesting, except in cases of death or disability in which the shares become fully vested. The Plan permits the acceleration of vesting.

Earning Assets

The average interest-earning assets of the Company were 92.8%, 92.8%, and 93.1%, of average total assets for the years ended December 31, 2004, 2003, and 2002, respectively. The slight decrease in this percentage from 2002 to 2003 was primarily attributable to the increase in bank-owned life insurance and the increases in equity and cost method investments in common stock during 2003.

Investment Securities

The Company uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality.

The Company has classified securities as both available-for-sale and held-to-maturity as of December 31, 2004. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives, liquidity needs or other operational needs. Securities available-for-sale are carried at fair value. Held-to-maturity securities are those securities for which the Company has the positive intent and ability to hold until maturity, and are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

As of December 31, 2004, the fair value of the available-for-sale securities was $153,481,000 and the amortized cost was $151,928,000 for a net unrealized gain of $1,553,000 The after-tax effect of this unrealized gain was $949,000 and has been included in stockholders' equity. The after-tax unrealized gain was $1,900,000 and $3,662,000 as of December 31, 2003 and 2002, respectively. Fluctuations in net unrealized gain on available-for-sale securities are due primarily to increases or decreases in prevailing interest rates forthe types of securities held in the portfolio.

The following table sets forth information relating to the amortized cost and fair value of the Company's available-for-sale securities:

	December 31,					
	2004		2003		2002	
	Amortize Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)					
U.S. Treasury	$ 2,496	$ 2,487	$ —	$ —	$ —	$ —
U.S. government agencies	4,350	4,352	6,057	6,113	7,326	7,629
Mortgage-backed securities	96,665	97,424	98,849	100,610	90,841	94,395
State and political subdivisions	36,607	37,379	42,778	44,059	47,666	49,514
Corporate bonds	11,614	11,643	7,121	7,172	—	—
Equity securities	196	196	196	196	2,710	2,837
Total	$151,928	$153,481	$155,001	$158,150	$148,543	$154,375

The maturities, fair values and weighted average yields of securities available-for-sale as of December 31, 2004, are:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Equity Securities		
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Total
U.S. Treasury	$ —	—	$ 2,487	1.70%	$ —	—	$ —	—	$ —		$ 2,487
U.S. government agencies	496	1.97%	2,497	2.17%	1,269	2.42%	90	3.74%	—		4,352
Mortgage-backed securities (1)	46,398	4.31%	51,026	4.68%	—	—	—	—	—		97,424
States and political subdivisions	16,095	3.70%	10,384	3.53%	7,941	4.23%	2,959	4.73%	—		37,379
Corporate bonds	—	—	3,544	4.65%	8,099	5.07%	—	—	—		11,643
	62,989	4.14%	69,938	4.31%	17,309	4.45%	3,049	4.70%	—		153,285
Equity securities									196	1.63%	196
Total	$62,989		$69,938		$17,309		$3,049		$196		$153,481

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The following table sets forth information relating to the amortized cost and fair value of the Company's held-to-maturity securities:

	December 31,					
	2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)					
Mortgage-backed securities	$19,336	$19,378	$25,833	$25,668	$ —	$ —
State and political subdivisions	554	555	1,110	1,118	—	—
Total	$19,890	$19,933	$26,943	$26,786	$ —	$ —

The maturities, amortized cost and weighted average yields of securities held-to-maturity as of December 31, 2004, are:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Total
	(dollars in thousands)								
States and political subdivisions	$ 120	2.30%	$ 240	2.88%	$194	4.80%	$ —	0.00%	$ 554
Mortgage-backed securities (1)	6,547	4.92%	12,789	4.92%	—	0.00%	—	0.00%	19,336
Total	$6,667	4.87%	$13,029	4.88%	$194	4.80%	$ —	0.00%	$19,890

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The Company also uses its investment portfolio to manage its tax position. Depending upon projected levels of taxable income for the Company, periodic changes are made in the mix of tax-exempt and taxable securities to achieve optimum yields on a tax-equivalent basis. Obligations of state and political subdivisions (tax-exempt obligations) as a percentage of total securities were 21.9%, 24.4% and 32.1% at December 31, 2004, 2003 and 2002, respectively. During 2002, one of the Company's wholly owned subsidiaries, MTSB, established Mercantile Investments, Inc., a Delaware corporation that operates off shore, to manage the bank's investment portfolio. Mercantile Investments, Inc. began operations in 2003, and its earnings for the year ended December 31, 2004 and 2003 are included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current state tax laws that exclude income generated by off-shore subsidiaries from state taxable income.

Loan Portfolio

Although the Company provides full service banking, including deposits, safekeeping, trust and investment services, its core business is loans, as evidenced by approximately 74% of total revenue derived from lending activities. The Company's business strategy is to be a significant competitor in the markets it serves by providing a broad range of products, competitive pricing, convenient locations and state-of-the-art technology, while emphasizing superior customer service to establish long-term customer relationships. The primary lending focus is on loans to small- and medium-sized businesses, as well as residential mortgage loans.

The Company offers a full range of lending products, including commercial, real estate and consumer loans to individuals, businesses and professional organizations. The Company's subsidiary banks are located in predominantly rural areas of the Midwest, and most of the commercial loans are made to small- and medium-sized businesses, many in the agricultural industry or dependent on the agricultural economy. The Company also has a substantial investment in loans secured by real estate, both commercial and residential.

The principal economic risk associated with each category of loans is the creditworthiness of the borrower. General economic factors affecting a borrower's ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower's assets, clients, suppliers and employees. Many of the Company's loans are made to small- and medium-sized businesses that generally have fewer financial resources in terms of capital or borrowing capacity and are sometimes less able to withstand competitive, economic and financial pressures than larger borrowers. During periods of economic weakness, these businesses may be more adversely affected than larger enterprises. In addition, the financial condition of individual borrowers employed by these businesses can be negatively impacted. This may cause the Company to experience increased levels of nonaccrual or other problem loans, loan charge-offs and higher provision for loan losses.

In order to offset the risks inherent in lending to small- and medium-sized businesses in the Company's geographic area, the following strategies have been developed:

1) Limit potential concentrations to any one borrower or industry.

2) Expand the geographic region of the Company. If the areas in which the Company operates are broadened, then the negative impact of an economic downturn in one area will be lessened. The Company's recent acquisitions of Mid-America Bancorp, Inc. and other equity interests in banks all located in higher growth urban areas were done with the intent of reducing geographic risk and reliance on areas heavily dependent on agriculture.

3) Establish relationships with banks outside of the Company's geographic region in order to purchase commercial and commercial real estate loan participations. Although these banks are primarily in Illinois and Missouri, the loan participations help to diversify the Company's geographic concentration in its loan portfolio. The Company has loan participations purchased from New Frontier Bancshares, Inc. and NorthStar Bancshares, Inc.

The Company's loan approval policy provides for various levels of officer lending authority. When the amount of loans to a borrower exceeds the officer's lending limit, the loan request goes to either an officer with a higher limit or the Board of Directors loan committee for approval. Loan amounts are also subject to a variety of lending limits imposed by state and federal regulation. In general, a loan to any one borrower cannot exceed 20% of the subsidiary bank's statutory capital, with exceptions for loans that meet certain collateral guidelines. In addition to these regulatory limits, the Company's subsidiary banks impose upon themselves internal lending limits which are less than the prescribed legal limits, thus further reducing exposure to any single borrower.

As part of the Company's overall risk management process, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function. The primary objective of this review is to monitor adherence to loan policies, both regulatory and internal, and to measure the adequacy of the allowance for loan losses. This process helps to identify any problem areas, either in a particular borrower's financial condition, or in the bank's underwriting function, and assists the Board of Directors and management in focusing resources to address the problems before they result in financial loss to the Company.

Total loans, including loans held for sale, increased $129,533,000 or 20.2% to $772,089,000 as of December 31, 2004 from $642,556,000 as of December 31, 2003. Approximately $65,215,000 of the increase was due to the consolidation of Mid-America Bancorp, Inc. as of December 31, 2004 with the remainder due to internal growth at the other subsidiary banks. The consolidation of Mid-America resulted in the following approximate increases in loan balances as of December 31, 2004: $19,000,000 for commercial, financial and agricultural loans; $43,215,000 for real estate-mortgage loans; and $3,000,000 for installment loans to individuals. The Company has seen its most significant growth in commercial real estate mortgages (including farmland and construction real estate loans), increasing $48,830,000 or 25.5% to $240,484,000 as of December 31, 2004 from $191,654,000 as of December 31, 2003, and in residential real estate mortgages (not held for sale), increasing $46,650,000 or 30.3% to $200,493,000 as of December 31, 2004 from $153,843,000 as of December 31, 2003. The growth in commercial and residential real estate mortgage loans was primarily due to the consolidation of Mid-America and to the Company offering and aggressively marketing a 10-year fixed rate loan product to be held in the loan portfolio rather than sold in the secondary market.

Total loans, including loans held for sale, increased 5.7% to $642,556,000 as of December 31, 2003 from $608,152,000 as of December 31, 2002, which increased 18.5% from $513,379,000 as of December 31, 2001. The primary growth area in 2003 was residential real estate mortgage loans (not held for sale) which increased $41,698,000, or 37.2%, to $153,843,000 as of December 31, 2003 from $112,145,000 as of December 31, 2002 due to the Company experiencing significant refinancing activity as a result of 2003's low interest rate environment. In 2002, the Company's primary loan growth occurred in commercial real estate mortgages, including farmland and construction real estate loans, which increased $38,507,000 or 26.4% to $184,414,000 as of December 31, 2002 from $145,907,000 as of December 31, 2001.

The Company has no loans to foreign companies or governments.

The loan portfolio includes a concentration of loans for commercial real estate, including farmland and construction real estate loans, amounting to approximately $240,484,000, $191,654,000 and $184,414,000 as of

December 31, 2004, 2003, 2002, respectively. The commercial real estate loans are included in the real estate — mortgage amount on the following table. The commercial real estate loans as of December 31, 2004, 2003, and 2002 include approximately $59,241,000 $53,628,000, and $57,420,000, respectively in loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market. The Company does not have a dependence on a single customer or group of related borrowers. Generally, these loans are collateralized by assets of the borrowers. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions for commercial real estate entities are comparable with the Company's credit loss experience on its loan portfolio as a whole.

The Company's executive officers and directors and their associates have been and, the Company anticipates will continue to be, customers of the Company's subsidiary banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Company's banks, principally MTSB, have granted various types of loans to the Company's executive officers and directors and entities controlled by them. Except as set forth below, as of December 31, 2004, the loans (a) were consistent with similar practices in the banking industry generally, (b) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the banks' other customers, (c) did not involve more than the normal risk of collectibility or present other unfavorable features, and (d) were subject to and made in accordance with Regulation O promulgated by the Federal Reserve Board.

Company director Harold W. Knapheide III directly and/or indirectly owns and controls four entities to which MTSB made loans in 2004 and 2003 for the purpose of the entities' acquisition of commercial real estate and improvements. The entities and aggregate principal amounts (plus accrued but unpaid interest) of these loans as of December 31, 2004 were as follows: Hail to the Orange, LLC, $3,042,000; Knapheide Michigan, LLC, $791,000; Knapheide North Carolina, LLC, $1,114,000; and Rock Chalk Jayhawk, LLC, $3,722,000. Shortly after the loans were closed, MTSB sold participating interests in the loans to certain other bank subsidiaries of the Company to maintain legal lending limits and to minimize credit risk to any one bank. As the result of regularly scheduled bank regulatory examinations, MTSB and the participating affiliate banks were notified in writing in early January 2005 that there were procedural irregularities involving the underwriting of these four loans, which irregularities constituted Regulation O violations.

Specifically, the examination indicated that MTSB had funded the loans prior to receipt of written appraisals of real estate that secures the loans, had not obtained other financial and business documentation about the entities and their ability to repay the loans, and had not yet documented the MTSB Board of Directors' approval of the loans although such approval had been obtained. MTSB's lending policies require the foregoing documents and actions to be taken prior to funding loans. However, the bank has waived the requirements from time to time when a loan is otherwise made in the ordinary course, the loan presents no more than the normal risk of collectibility and no other unfavorable features, and the borrower requests such a waiver for a reasonable business purpose. In this case, MTSB had agreed to postpone receipt of the appraisals until the borrowers finished substantial, proposed improvements to the real estate that would be included with the appraisals. MTSB has waived these requirements in similar circumstances in the past for non-affiliated bank customers as well when such factors are present.

Since the time the loans were closed, MTSB on behalf of itself and participating affiliate banks has obtained the appraisals (with the exception of one appraisal that is pending subject to completion of improvements), documented the Board's approval, and obtained additional financial and business information regarding the entities and their ability to repay the loans. Furthermore, except for these procedural irregularities, the original loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with similarly situated bank customers not affiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Neither MTSB nor any participating affiliate bank has classified any such loan as a problem loan, impaired loan or potential problem loan. Furthermore, no such loan has been or is adversely classified by any regulatory agency. The bank regulatory agency that notified MTSB and the participating affiliate banks of this matter is not requiring a written response or further action other than future compliance with Regulation O.

The following table summarizes the loan portfolio by type of loan as of the dates indicated:

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)									
Commercial, financial, and agricultural	$233,561	30.25%	$204,912	31.89%	$202,557	33.31%	$164,939	32.13%	$172,568	34.30%
Real estate — farmland	64,891	8.40%	60,735	9.45%	62,291	10.24%	53,465	10.41%	51,986	10.33%
Real estate — construction	28,105	3.64%	18,861	2.94%	24,217	3.98%	17,859	3.48%	19,784	3.93%
Real estate — mortgage (1)(2)	351,348	45.51%	270,520	42.10%	235,521	38.73%	204,992	39.93%	179,705	35.71%
Installment loans to individuals	94,184	12.20%	87,528	13.62%	83,566	13.74%	72,124	14.05%	79,137	15.73%
Total loans (1)	$772,089	100.00%	$642,556	100.00%	$608,152	100.00%	$513,379	100.00%	$503,180	100.00%

(1) Includes loans held for sale of $3,367 for 2004; $4,619 for 2003; $25,470 for 2002; $26,138 for 2001; and $19,809 for 2000

(2) Includes commercial real estate loans, which includes farmland and construction real estate loans, of $240,484 for 2004; $191,654 for 2003; $184,414 for 2002; $145,907 for 2001; and $128,000 for 2000.

Included in the table above in the totals for commercial, financial and agricultural loans was $54,181,000 and $50,507,000 of agricultural operating loans as of December 31, 2004 and 2003, respectively. The agricultural operating loans were 7.0% and 7.9% of total loans as of December 31, 2004 and 2003, respectively. The amount of agricultural operating loans was similar to these percentages as of December 31, 2002, 2001 and 2000.

The following table sets forth remaining maturities of selected loans (excluding real estate-farmland, real estate-mortgage loans and installment loans to individuals) at December 31, 2004:

	1 Year or Less	1 to 5 Years	Over 5 Years	Total
	(dollars in thousands)			
Commercial, financial, and agricultural	$144,558	$68,683	$20,320	$233,561
Real estate—construction	28,105	—	—	28,105
Total	$172,663	$68,683	$20,320	$261,666
Interest rate sensitivity of selected loans				
Fixed rate	$ 84,059	$35,756	$ 4,565	$124,380
Adjustable rate	88,604	32,927	15,755	137,286
Total	$172,663	$68,683	$20,320	$261,666

Allowance for Loan Losses

In originating loans, the Company recognizes that loan losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Management has established an allowance for loan losses which it believes is adequate to cover probable losses inherent in the loan portfolio. Loans are charged off against the allowance for loan losses when the loans are deemed to be uncollectible. Although we believe the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio, the amount of the allowance is based upon the judgment of management, and future adjustments may be necessary if economic or other conditions differ from the assumptions used by management in making the determinations.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the board of directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the present level of the allowance for loan losses.

A model is utilized to determine the specific and general portions of the allowance for loan losses. Through the loan review process, management assigns one of six loan grades to each loan, according to payment history, collateral values and financial condition of the borrower. The loan grades aid management in monitoring the overall quality of the loan portfolio. Specific reserves are allocated for loans in which management has determined that deterioration has occurred. In addition, a general allocation is made for each loan category in an amount determined based on general economic conditions, historical loan loss experience, and amount of past due loans. Management maintains the allowance based on the amounts determined using the procedures set forth above.

Loans internally categorized as "watch" list loans, which are the same as potential problem loans noted later, show warning elements where the present status portrays one or more deficiencies that require attention in the short-term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. These loans are reviewed to assist in assessing the adequacy of the allowance for loan losses. As of December 31, 2004, 2003 and 2002, watch list loans totaled $25,607,000, $24,757,000 and $23,676,000, respectively.

Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the debt. As of December 31, 2004, loans of $11,378,000 were classified as substandard and $708,000 were classified as doubtful, or 1.5% and .1%, respectively, of total loans. As of December 31, 2003, loans of $10,590,000 were classified as substandard and $397,000 were classified as doubtful, or 1.6% and .1%, respectively, of total loans. As of December 31, 2002, loans of $10,727,000 were classified as substandard and $2,089,000 were classified as doubtful, or 1.8% and .3%, respectively, of total loans. There was little change in the total of substandard loans from December 31, 2002 to December 31, 2004 despite the increase in total loans. As of December 31, 2004, 2003 and 2002, there were no loans classified as loss.

The allowance for loan losses increased $1,285,000 to $7,115,000 as of December 31, 2004 from $5,830,000 as of December 31, 2003. Provision for loan losses was $1,746,000 and net charge-offs were $937,000 for year ended December 31, 2004. In addition, the consolidation of Mid-America in February 2004 resulted in the addition of $476,000 to the allowance for loan losses. The allowance for loan losses as a percent of total loans increased to .92% as of December 31, 2004 from .91% as of December 31, 2003. As a percent of nonperforming loans, the allowance for loan losses increased to 157.87% as of December 31, 2004 from 111.84% as of December 31, 2003.

The allowance for loan losses increased $889,000 to $5,830,000 as of December 31, 2003 from $4,941,000 as of December 31, 2002 which had increased $571,000 from $4,370,000 as of December 31, 2001. Provision for loan losses was $2,487,000, $3,906,000 and $2,293,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Net charge-offs were $1,598,000, $3,335,000 and $2,258,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The commercial, financial and agricultural charge-offs for 2002 increased primarily due to one large agricultural loan that had been past due at December 31, 2001 and was charged-off during 2002. The allowance for loan losses as a percent of total loans was .91%, .81%, and .85% as of December 31, 2003, 2002 and 2001, respectively. As a percent of nonperforming loans, the allowance for loan losses was 111.84%, 120.63% and 88.00% as of December 31, 2003, 2002 and 2001, respectively.

The increases in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002 were the result of management's estimates of the amounts necessary to provide an adequate reserve against possible future charge-offs. The provision for loan losses represents the amount charged against earnings for each period that management determines based on growth and credit quality of the loan portfolio, and the volume of net charge-offs during the period. For the periods presented, the increases in the allowance for loan losses were due to growth of the loan portfolio. The ratio of allowance for loan losses to loans remains somewhat steady at approximately .81% to .92% percent.

The following table shows activity affecting the allowance for loan losses:

	Years ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Average loans outstanding during year	$728,388	$629,067	$550,171	$507,087	$483,018
Allowance for loan losses:					
Balance at beginning of year	$ 5,830	$ 4,941	$ 4,370	$ 4,335	$ 3,904
Loans charged-off:					
Commercial, financial, and agricultural	376	865	2,622	1,136	2,025
Real estate — farmland	—	16	23	—	5
Real estate — construction	—	—	—	—	—
Real estate — mortgage	169	300	368	530	413
Installment loans to individuals	790	879	846	1,008	875
Total charge-offs	1,335	2,060	3,859	2,674	3,318
Recoveries:					
Commercial, financial, and agricultural	142	300	341	166	1,160
Real estate — farmland	34	17	23	9	70
Real estate — construction	5	—	—	—	—
Real estate — mortgage	70	13	2	43	75
Installment loans to individuals	147	132	158	198	122
Total recoveries	398	462	524	416	1,427
Net charge-offs	937	1,598	3,335	2,258	1,891
Provision for loan losses	1,746	2,487	3,906	2,293	2,322
Purchased allowance	476	—	—	—	
Balance at end of year	$ 7,115	$ 5,830	$ 4,941	$ 4,370	$ 4,335
Allowance for loan losses as a percent of total loans outstanding at year end (1)	0.92%	0.91%	0.81%	0.85%	0.86%
Allowance for loan losses as a percent of total nonperforming loans	157.87%	111.84%	120.63%	88.00%	119.26%
Ratio of net charge-offs to average total loans	0.13%	0.25%	0.61%	0.45%	0.39%

(1) Includes loans held for sale

The following table sets forth the allowance for loan losses by loan categories as of December 31 for each of the years indicated:

	2004		2003		2002		2001		2000	
	% of Loans to Total		% of Loans to Total		% of Loans to Total		% of Loans to Total		% of Loans to Total	
	Amount	Loans*	Amount	Loans*	Amount	Loans*	Amount	Loans*	Amount	Loans*
Commercial, financial, and agricultural	$ 2,809,028	30.25%	$ 2,273,700	31.89%	$ 1,926,990	33.31%	$ 1,704,300	32.13%	$ 1,690,650	34.30%
Real estate — farmland	559,708	8.40%	107,272	9.45%	136,372	10.24%	100,510	10.41%	99,705	10.33%
Real estate — construction	282,651	3.64%	241,362	2.94%	272,743	3.98%	201,020	3.48%	279,174	3.93%
Real estate — mortgage	2,185,800	45.51%	2,333,166	42.10%	1,863,745	38.73%	1,708,670	39.93%	1,615,221	35.71%
Installment loans — consumer	1,084,141	12.20%	874,500	13.62%	741,150	13.74%	655,500	14.05%	650,250	15.73%
Uallocated	193,672	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Total	$ 7,115,000	100.00%	$ 5,830,000	100.00%	$ 4,941,000	100.00%	$ 4,370,000	100.00%	$ 4,335,000	100.00%
*Total Loans, excluding loans held for sale	$768,722,000		$637,937,000		$582,682,000		$482,871,000		$479,036,000	

Non-Performing Assets

It is management's policy to place loans on non-accrual status when interest or principal is 90 days or more past due. Such loans may continue on accrual status only if they are both well-secured and in the process of collection.

The following table sets forth information concerning non-performing assets at December 31 for each of the years indicated:

	At December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Non-accrual loans (1)					
Commercial, financial, and agricultural	$1,477	$2,059	$1,257	$1,320	$ 792
Real estate — farmland	357	593	377	569	371
Real estate — construction	66	—	—	22	—
Real estate — mortgage	804	844	852	797	825
Installment loans to individuals	353	433	685	431	178
Total non-accrual loans (1)	3,057	3,929	3,171	3,139	2,166
Loans 90 days past due and still accruing	1,009	1,274	870	1,808	1,246
Restructured loans	441	10	55	19	223
Total nonperforming loans	4,507	5,213	4,096	4,966	3,635
Repossessed assets	577	795	1,479	1,113	431
Other assets acquired in satisfaction of debts previously contracted	—	—	—	—	—
Total nonperforming other assets	577	795	1,479	1,113	431
Total nonperforming loans and nonperforming other assets	$5,084	$6,008	$5,575	$6,079	$4,066
Nonperforming loans to loans, before allowance for loan losses	0.58%	0.81%	0.67%	0.97%	0.72%
Nonperforming loans and nonperforming other assets to loans, before allowance for loan losses	0.66%	0.94%	0.92%	1.18%	0.81%

(1) Interest income that would have been recorded in 2004 and 2003 related to nonaccrual loans was $216,000 and $233,000, none of which is included in interest income or net income for 2004 and 2003.

Total non-performing loans decreased to $4,507,000 as of December 31, 2004 from $5,213,000 as of December 31, 2003, while total non-performing loans and non-performing other assets decreased to $5,084,000 as of December 31, 2004 from $6,008,000 as of December 31, 2003. These decreases were achieved despite steady growth of the loan portfolio during 2004 and reflect tighter underwriting standards implemented after 2002 as well as stronger performance in the agricultural sector of the economy as favorable weather conditions in the 2004 growing seasons produced improved crop yields. The ratio of non-performing loans to total loans, before allowance for loan losses, decreased to .58% as of December 31, 2004 from 0.81% as of December 31, 2003. The ratio of non-performing loans and non-performing other assets to total loans, before allowance for loan losses, decreased to .66% as of December 31, 2004 from .94% as of December 31, 2003.

Total non-performing loans increased to $5,213,000 as of December 31, 2003 from $4,096,000 as of December 31, 2002, while total non-performing loans and non-performing other assets increased to $6,008,000 as of December 31, 2003 from $5,575,000 as of December 31, 2002. The increase in nonperforming loans was due in part to growth of the loan portfolio, but also to the weakened financial condition of many agricultural borrowers, brought on by poor weather and low commodity prices. The ratio of non-performing loans to total loans, before allowance for loan losses, increased to .81% as of December 31, 2003 from .67% as of December 31, 2002. The ratio of non-performing loans and non-performing other assets to total loans, before allowance for loan losses, increased only slightly to .94% as of December 31, 2003 from .92% as of December 31, 2002.

Total non-performing loans decreased to $4,096,000 as of December 31, 2002 from $4,966,000 as of December 31, 2001 while total non-performing loans and non-performing other assets decreased to $5,575,000 as of December 31, 2002 from $6,079,000 as of December 31, 2001. These decreases were due primarily to one large agricultural loan in past due status at December 31, 2001 that was charged off in 2002. Following the charge-off in 2002, and in an effort to limit future charge-offs, management reviewed and tightened underwriting standards for agricultural loans. The ratio of non-performing loans to total loans, before allowance for loan losses, decreased to .67% as of December 31, 2002 from .97% as of December 31, 2001. The ratio of non-performing loans and non-performing other assets to total loans, before allowance for loan losses, decreased to .92% as of December 31, 2002 from 1.18% as of December 31, 2001.

A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal. Impaired loans are defined as all loans classified as "substandard", "doubtful" or "loss" by the Company. All non-performing loans were included in impaired loans as of December 31, 2004, 2003, 2002 and 2001. Impaired loans increased 10.0% to $12,086,000 as of December 31, 2004 compared to $10,987,000 as of December 31, 2003, primarily due to growth of the loan portfolio. Impaired loans decreased 14.3% to $10,987,000 as of December 31, 2003 compared to $12,816,000 as of December 31, 2002, which had increased 30.4% from $9,827,000 as of December 31, 2001. The increase in 2002 was attributable to a weak agricultural economy, while the 2003 decrease was primarily due to the tightened underwriting standards referred to above. The amount of impairment for impaired loans is measured on a loan-by-loan basis to determine exposure, if any, to be included in the allowance for loan losses. The amount of the impairment, if any, included in the allowance for loan losses is calculated either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The Company believes that it has adequately reserved for any potential loss on impaired loans. Interest income of $877,000, $526,000 and $772,000 was recognized on impaired loans on an accrual basis in 2004, 2003, and 2002, respectively, while interest income of $873,000, $515,000, and $529,000 was recognized on a cash basis for 2004, 2003 and 2002, respectively.

Potential Problem Loans

Potential problem loans, which are the same as watch list loans, are those loans which are not categorized as impaired, non-accrual, past due or restructured, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. Further deterioration of the borrower's financial condition or the economy in general could cause such a loan to develop into a nonperforming loan. Identification as a potential problem loan is management's first level of warning, and provides for increased scrutiny and frequency of reviews by internal loan review personnel. While most non-performing loans were previously classified as potential market loans, management believes that the increased attention devoted to these borrowers will allow for most to continue performing according to the original terms of the loans. Management assesses the potential for loss on such loans as it would with other problem loans. Management feels that these loans are substantially collateralized and has considered the effect of any potential loss in determining its allowance for possible loan losses. Potential problem loans totaled $25,607,000, $24,757,000 and $23,676,000 at December 31, 2004, 2003, and 2002, respectively. The increases in potential problem loans are primarily due to growth of the loan portfolio. Management does not anticipate that these increases will lead to significant additional charge-offs.

There are no other loans identified which management reasonably expects will materially impact future operating results, liquidity or capital resources. There are no other credits identified about which management is aware of any information which causes management to have serious doubts as to the ability of such borrower(s) to comply with the loan repayment terms.

Other Interest-Bearing Assets

There are no other interest-bearing assets that are categorized as impaired.

Other Assets

Federal Home Loan Bank stock increased $1,071,000 or 26.6% to $5,100,000 as of December 31, 2004 as compared to $4,029,000 as of December 31, 2003. Of this increase, $576,000 was due to the consolidation of Mid-America Bancorp, Inc. as of December 31, 2004. The remainder of the increase was due to stock purchased as a requirement to obtain additional borrowings from the FHLB, as well as re-invested stock dividends.

Equity method investments in common stock decreased 38.4% to $4,760,000 as of December 31, 2004 as compared to $7,724,000 as of December 31, 2003. The decrease in 2004 was primarily due to the purchase of additional common stock of Mid-America, increasing ownership to 54.6%. As the investment in Mid-America is majority-owned, it was reclassified from equity method investments in common stock and is consolidated in the Company's financial statements as of December 31, 2004. The Company also adjusted the carrying amounts of its investments to reflect its share of the respective income and losses of the equity method investments. The Company recognized core deposit intangibles of $1,203,000 and $1,809,000, net of accumulated amortization, relating to the equity method investments in common stock as of December 31, 2004 and 2003, respectively.

Cost method investments in common stock were $1,849,000 as of December 31, 2004 and 2003.

Net deferred income tax assets increased to $1,978,000 as of December 31, 2004 from $835,000 as of December 31, 2003. This was primarily due to a decrease in the deferred tax liability related to the net unrealized gains on available-for-sale securities and an increase in the deferred tax assets related to the deferred compensation agreements and a net operating loss carryforward of Mid-America Bancorp, Inc. from December 31, 2003 to December 31, 2004.

Cash surrender value of life insurance increased $619,000 or 4.2% to $15,324,000 as of December 31, 2004 compared to $14,705,000 as of December 31, 2003, due to earnings generated by the underlying policies on the lives of certain employees of the Company.

Premises and equipment increased $3,121,000 or 24.1% to $16,059,000 as of December 31, 2004 compared to $12,938,000 as of December 31, 2003. Approximately $2,815,000 of the increase was due to the consolidation of Mid-America as of December 31, 2004.

Goodwill increased $1,612,000 to $5,208,000 as of December 31, 2004 from $3,596,000 as of December 31, 2003. The increase relates to the acquisition of Mid-America.

Core deposit intangibles, net of accumulated amortization, decreased $606,000 to $1,203,000 as of December 31, 2004 compared to $1,809,000 as of December 31, 2003. The core deposit intangibles are related to the equity method investments in common stock and the acquisition of Mid-America. The reduction in the core deposit intangibles was due to a reclassification of core deposit intangibles to goodwill for Mid-America totaling $760,000 and amortization expense of $145,000. Additions to the core deposit intangibles were due to an increase in the Mid-America core deposit intangible of $223,000 as a result of the acquisition of additional Mid-America shares in 2004 and $76,000 adjustment to equity method investments in common stock.

The Company performed a core deposit intangibles study subsequent to obtaining control of Mid-America. As a result of the core deposit study, the Company recorded the $760,000 reduction to core deposit intangibles based on the determined fair value.

Other assets increased $776,000 to $2,969,000 as of December 31, 2004 from $2,193,000 as of December 31, 2003. The consolidation of Mid-America as of December 31, 2004 accounted for $45,000 of the increase. In addition, prepaid fees for brokered time deposits increased approximately $390,000 at December 31, 2004 compared to December 31, 2003. The remaining increases for 2004 are due to increases in various prepaid expense accounts.

Deposits

The Company's lending and investing activities are funded primarily by deposits. A variety of deposit accounts is available, with a wide range of interest rates, terms and product features. Deposits consist of noninterest-bearing demand, interest-bearing demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

Average total deposits (both interest-bearing and demand) increased $108,911,000 or 15.0% as of December 31, 2004 to $836,219,000 from $727,308,000 as of December 31, 2003. As a percentage of average total deposits, there were increases in noninterest-bearing demand deposits and interest-bearing demand deposits, and decreases in savings and money market deposits, with time deposits relatively unchanged. Average noninterest-bearing demand deposits increased to 10.2% for 2004 from 9.5% for 2003 and average interest-bearing transaction deposits increased to 13.2% for 2004 from 12.4% for 2003. Average savings and money market deposits decreased to 17.0% for 2004 from 18.5% for 2003. Average time and brokered time deposits remained unchanged at 59.6% for both 2004 and 2003. Approximately $52,600,000 of the increase in average total deposits was due to the consolidation of Mid-America as of December 31, 2004, with the remainder attributable to the success of new and re-designed deposit products at the Company's subsidiary banks.

The deposit promotions introduced in 2004 were primarily marketing campaigns intended to attract both new customers as well as new balances from existing customers. Management has researched its local markets to identify customer banking needs and has developed new and re-designed products to meet those needs. The products promoted were from all categories of deposits and included new features on demand deposit accounts as well as revised rates and terms on interest-bearing accounts. The primary purpose for implementing these promotions was to provide funding for loan growth, reduce overall funding costs through growth of lower-priced savings and money market accounts and generate a larger customer base from which to cross-sell other banking services. Although some of the growth in deposit accounts was attributable to fee-based products, the Company did not experience a significant increase in these types of fees in 2004. The increase in customer service fees in 2004 was mainly due to the Company's overdraft protection program, which produced a substantial increase in revenue upon implementation in 2002, with lesser increases in 2003 and 2004. Management feels that its fees for overdraft protection and other deposit products are in line with the banking industry in general, reducing competitive pressures from other banks, and that these fees will continue to provide a stable source of revenue. Management also believes that the Company will be able to attract new customers and new deposit balances in the future by monitoring its customer needs to determine what products and services are required to stay competitive.

	December 31,								
	2004			2003			2002		
	Average Balance	% Total	Average Rate	Average Balance	% Total	Average Rate	Average Balance	% Total	Average Rate
	(dollars in thousands)								
Non-interest bearing demand deposits	$ 85,197	10.2%	0.00%	$ 68,744	9.5%	0.00%	$ 60,009	9.2%	0.00%
Interest bearing demand deposits	110,643	13.2%	0.47%	90,269	12.4%	0.34%	83,717	12.8%	0.65%
Savings/Money market	142,091	17.0%	0.81%	134,821	18.5%	0.91%	128,542	19.7%	1.52%
Time deposits	498,288	59.6%	2.77%	433,474	59.6%	3.16%	381,563	58.3%	3.94%
Total	$836,219	100.0%	2.06%	$727,308	100.0%	2.31%	$653,831	100.0%	2.95%

	December 31,			
	2004	2003	2002	2001
	(dollars in thousands)			
High month-end balance of total deposits	$875,344	$770,043	$684,562	$637,215
Low month-end balance of total deposits	752,187	687,891	626,568	595,646

Certificates of deposit and other deposits of $100,000 and over at December 31, 2004 had the following maturities:

	December 31, 2004
	(dollars in thousands)
Under 3 months	$156,038
3 months to 6 months	29,971
6 months to 12 months	55,091
Over 12 months	65,480
	$306,580

While a majority of the certificates of deposit in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions.

Short-term Borrowings

The following table sets forth the distribution of short-term borrowings and weighted average interest rates thereon at the end of each of the last three years. Federal funds purchased and securities sold under agreements to repurchase generally represent overnight borrowing transactions. Other short-term borrowings consist of various demand notes and notes with maturities of less than one year.

	Federal funds purchased and securities sold under agreements to repurchase	Other short-term borrowings	Other
	(dollars in thousands)		
2004			
Balance, December 31, 2004	$13,830	$2,069	$5,482
Weighted average interest rate at end of year	2.00%	1.95%	2.47%
Maximum amount outstanding at any month end	$24,952	$2,069	$8,526
Average daily balance	$14,407	$ 846	$4,548
Weighted average interest rate during year (1)	1.44%	1.18%	1.50%
2003			
Balance, December 31, 2003	$13,458	$ 909	$ —
Weighted average interest rate at end of year	1.00%	0.75%	0.00%
Maximum amount outstanding at any month end	$19,748	$3,794	$ —
Average daily balance	$15,304	$1,109	$ —
Weighted average interest rate during year (1)	1.46%	0.90%	0.00%
2002			
Balance, December 31, 2002	$15,400	$4,000	$ —
Weighted average interest rate at end of year	1.50%	1.00%	0.00%
Maximum amount outstanding at any month end	$22,147	$4,000	$ —
Average daily balance	$15,074	$1,508	$ —
Weighted average interest rate during year (1)	2.00%	1.39%	0.00%

(1) The weighted average interest rate is computed by dividing total interest for the year by the average daily balance outstanding.

Other Liabilities

Other liabilities increased $1,115,000 to $4,294,000 as of December 31, 2004 from $3,179,000 as of December 31, 2003. The consolidation of Mid-America as of December 31, 2004 accounted for $110,000 of the increase in 2004. In addition, the salary continuation plan liability increased $275,000 as of December 31, 2004 primarily due to decreasing the discount rate from 8% to 6.25%. The remaining increase as of December 31, 2004 was due to increases in various accrued expense accounts.

Liquidity

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet the present and future cash flow obligations arising in the daily operations of the business. These financial obligations consist of needs for funds to meet commitments to borrowers for extensions of credit, funding capital expenditures, withdrawals by customers, maintaining deposit reserve requirements, servicing debt, paying dividends to shareholders, and paying operating expenses. At December 31, 2004, the Company had a building commitment of $2,081,000 for the new main banking center in Carthage, Illinois. The Company has no other signed commitments for purchase obligations or long-term obligations.

The Company's most liquid assets are cash and due from banks, interest-bearing demand deposits, and federal funds sold. The balances of these assets are dependent on the Company's operating, investing, lending, and financing activities during any given period.

Average liquid assets are summarized in the table below:

	Years ended December 31,		
	2004	2003	2002
		(dollars in thousands)	
Cash and due from banks	$22,752	$19,844	$17,401
Interest-bearing demand deposits	8,317	5,647	4,212
Federal funds sold	5,798	5,759	8,558
Total	$36,867	$31,250	$30,171
Percent of average total assets	3.69%	3.56%	3.80%

Liquid assets as of the dates noted are summarized in the table below:

	December 31,		
	2004	2003	2002
		(dollars in thousands)	
Cash and due from banks	$24,356	$20,673	$25,055
Interest-bearing demand deposits	10,098	5,499	1,889
Federal funds sold	5,265	596	426
Total	$39,719	$26,768	$27,370
Percent of total assets	3.82%	2.95%	3.29%

The Company's primary sources of funds consist of deposits, investment maturities and sales, loan principal repayment, sales of loans, and capital funds. Additional liquidity is provided by bank lines of credit, repurchase agreements and the ability to borrow from the Federal Reserve Bank and Federal Home Loan Bank. The Company has a variable rate operating line of credit with US Bank National Association in the amount of $10,000,000 of which $1,967,000 was available as of December 31, 2004 and 2003. This line of credit had a balance of $8,033,000 at December 31, 2004 and 2003 and has been renewed until June 30, 2005. The line of credit has been used for subsidiary acquisitions and to purchase minority interests in various banks.

The Company has incurred Federal Home Loan Bank advances primarily for funding loans at each of the Company's subsidiary banks as a lower-cost alternative to certain categories of time deposits and to fit various time intervals within the Company's overall rate-sensitivity position. At December 31, 2004 and 2003, the Company had $41,752,000 and $40,152,000, respectively, of Federal Home Loan Bank advances which are secured by U.S. Government agency and mortgage-backed securities, residential real estate mortgage loans and all stock in the Federal Home Loan Bank owned by the Company. Of the total FHLB advances outstanding as of December 31, 2004, $24,000,000 becomes callable during 2005 and $8,000,000 becomes callable in 2006. If a substantial portion of these advances were called, it would have an adverse effect on liquidity. However, the Company has the ability to replace those borrowings with new advances, at the prevailing interest rates and terms established by the FHLB. Other options would include additional federal funds borrowings, additional utilization of brokered time deposits, seasonal lines of credit at the Federal Reserve Bank and pledging unencumbered investment securities as collateral for FHLB borrowings. Based on the Company's internal policy limits, these other options provide an additional borrowing capacity of approximately $190,000,000 as of December 31, 2004. Interest rates of these advances at December 31, 2004 vary from 1.24% to 6.20%. Maturities begin in 2005 and continue through 2011.

The Company uses derivative instruments to manage interest rate risk. At December 31, 2004, the Company had entered into two interest rate swap agreements with a notional amount totaling $15,000,000. The interest rate swap agreements were used to hedge a pool of variable rate loans. The fair value of the derivatives at December 31, 2004 of $123,000 was recorded as a liability in the financial statements. The fair value of the derivatives as of December 31, 2003 was nominal and therefore not included in the financial statements as of December 31, 2003.

As indicated in the table above, average liquid assets increased 18.0% to $36,867,000 for December 31, 2004 from $31,250,000 in 2003, which increased 3.6% from $30,171,000 in 2002. As a percent of average total assets, average liquid assets decreased from 3.80% in 2002 to 3.56% in 2003, and increased to 3.69% in 2004. The increase in average liquid assets during 2004 is primarily attributable to the Company's success in attracting and retaining additional deposits which served to meet current loan funding requirements as well as enhancing liquidity. Management is confident that the current level of liquid assets is adequate to meet anticipated cash flow obligations.

An additional source of liquidity that can be managed for short-term and long-term needs is the Company's ability to securitize or package loans (primarily mortgage loans) for sale. During 2003 and 2002 the Company realized increased activity in the origination and sale of loans held for sale due to the low interest-rate environment. This activity slowed considerably in 2004 as the Federal Reserve began increasing rates. The Company sold $36,644,000 in mortgage loans during 2004 compared to $98,486,000 during 2003 and $97,033,000 during 2002. As of December 31, 2004 the Company carried $3,367,000 in loans held for sale that management intends to sell during the next 12 months.

The Company also realized steady growth in loans held for investment during 2003 and 2004. This loan growth was funded primarily through deposit growth.

The objective of liquidity management by the Company is to ensure that funds will be available to meet demand in a timely and efficient manner. Based upon the level of investment securities that reprice within 30 days and 90 days, management currently believes that adequate liquidity exists to meet all projected cash flow obligations.

The Company achieves a satisfactory degree of liquidity through actively managing both assets and liabilities. Asset management guides the proportion of liquid assets to total assets, while liability management monitors future funding requirements and prices liabilities accordingly.

The Company's deposit base is stable, and has demonstrated consistent growth. While a majority of the certificates of deposit in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on liquidity. However, the Company has other available funding sources, including purchased funds from correspondent banks and Federal Home Loan Bank advances, to mitigate this risk.

As of December 31, 2004, the total amount of time and brokered time deposits scheduled to mature in the following 12 months was approximately $241,816,000. Long-term debt and related interest payments due in the following 12 months was approximately $14,206,000. Operating lease payments due in the next 12 months total approximately $195,000. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on time and brokered time deposits to retain deposits in changed interest environments. If the Company requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Chicago are available as an additional source of funds.

The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004:

	Next 12 Months	13–36 Months	37–60 Months	More than 60 Months	Totals
	(dollars in thousands)				
Contractual obligations:					
Certificates of deposit	$241,816	$241,021	$37,300	$ 1,799	$521,936
Long-term borrowing (1)	12,283	6,475	21,000	10,000	49,758
Interest payments on long-term borrowings	1,923	3,349	1,435	606	7,313
Minimum operating lease commitments	195	256	43	—	494
Totals	$256,217	$251,101	$59,778	$12,405	$579,501

(1) The long-term borrowings included Federal Home Loan Bank advances totaling $41,752,000 at fixed rates ranging from 1.24% to 6.20%. The remaining borrowings are comprised of a bank note payable totaling $8,033,000 at a variable rate of interest, 3.75% at December 31, 2004, due June 30, 2005.

At December 31, 2004, the Company has a building commitment of $2,081,000 for the new main banking center in Carthage, Illinois. The building is expected to be completed in the fall of 2005. The Company has no other signed commitments for purchase obligations or other long-term obligations.

As of December 31, 2004, the Company had open-end lines of credit with approximately $145,591,000 available to be drawn upon and approximately $11,437,000 in unfunded letters of credit. The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004:

	Next 12 Months	13–36 Months	37–60 Months	More than 60 Months	Totals
	(dollars in thousands)				
Unfunded commitments:					
Letters of credit	$ 2,323	$ 6,515	$ —	$ 2,599	$ 11,437
Lines of credit	50,432	68,890	13,922	12,347	145,591
Totals	$52,755	$75,405	$13,922	$14,946	$157,028

Included in the total outstanding unused lines of credit of $145,591,000 as of December 31, 2004 were commercial lines of $137,617,000 and consumer lines of $7,974,000.

The Company's banking subsidiaries routinely enter into commitments to extend credit in the normal course of their business. At December 31, 2004, the Company had outstanding commitments to originate loans aggregating approximately $3,294,000. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $2,957,000 at December 31, 2004 with the remainder at floating market rates. The balance of commitments to extend credit represents future cash requirement and some of these commitments may expire without being drawn upon. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

The Company believes that it has adequate resources to fund all of its commitments.

Rate Sensitive Assets and Liabilities

Interest rate sensitivity is a measure of the volatility of the net interest margin as a consequence of changes in market rates. The rate-sensitivity chart shows the interval of time in which given volumes of rate-sensitive earning assets and rate-sensitive interest-bearing liabilities would be responsive to changes in market interest rates based on their contractual maturities or terms for repricing. It is however, only a static, single-day depiction of the Company's rate sensitivity structure, which can be adjusted in response to changes in forecasted interest rates.

The following table sets forth the static rate-sensitivity analysis of the Company as of December 31, 2004:

	Rate Sensitive Within							
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	Thereafter	Total	Fair Value
	(dollars in thousands)							
Interest bearing deposits	$ 10,098	$ —	$ —	$ —	$ —	$ —	$ 10,098	$ 10,098
Federal funds sold	5,265	—	—	—	—	—	5,265	5,265
Securities								
U.S. Treasuries and agencies	4,587	991	—	—	—	1,261	6,839	6,839
Mortgage-backed securities	52,945	50,733	13,082	—	—	—	116,760	116,802
State and political subdivisions	6,435	4,946	4,429	6,244	3,985	11,894	37,933	37,934
Corporate bonds	10,999	544	—	—	—	100	11,643	11,643
Equity securities	196	—	—	—	—	—	196	196
Loans and loans held for sale	427,950	107,309	79,948	52,510	51,839	52,533	772,089	783,180
Total rate-sensitive assets	$518,475	$164,523	$ 97,459	$ 58,754	$ 55,824	$ 65,788	$960,823	$971,957
Interest bearing transaction deposits	$ 21,089	$ 11,356	$ 4,709	$ —	$ 43,332	$ 29,776	$110,262	$110,262
Savings deposits	17,347	5,387	2,783	—	26,786	—	52,303	52,303
Money market deposits	80,387	3,798	3,358	—	5,597	—	93,140	93,140
Time and brokered time deposits	241,816	176,541	64,480	25,455	11,845	1,799	521,936	522,783
Short-term borrowings	21,385	—	—	—	—	—	21,385	21,385
Long-term debt	12,283	4,150	2,325	21,000	—	10,000	49,758	50,253
Total rate-sensitive liabilities	$394,307	$201,232	$ 77,655	$ 46,455	$ 87,560	$ 41,575	$848,784	$850,126
Rate sensitive assets — rate sensitive liabilities	$124,168	$(36,709)	$ 19,804	$ 12,299	$(31,736)	$ 24,213	$112,039	$121,831
Cumulative Gap	$124,168	$ 87,459	$107,263	$119,562	$ 87,826	$112,039	$112,039	
Cumulative amounts as % of total rate-sensitive assets	12.92%	9.10%	11.16%	12.44%	9.14%	11.66%		
Cumulative Ratio	1.31	1.15	1.16	1.17	1.11	1.13		

The foregoing table shows a positive (asset-sensitive) rate-sensitivity gap for all repricing categories other than the 1–2 year and 4–5 year categories. The positive gap results from having more assets subject to repricing during a particular time period than liabilities subject to repricing during that same time period. In the 1–2 year and 4–5 year categories, the volume of liabilities subject to repricing exceeds the volume of assets subject to repricing, resulting in a negative (liability-sensitive) rate sensitivity gap. On a cumulative basis, which assumes that as assets and liabilities are repriced, they are either retained in the same category or replaced by instruments with similar characteristics, the gap is asset-sensitive in total as well as within each repricing category. The Company's cumulative asset-sensitive gap structure will allow net interest margin to grow if interest rates increase during the respective time frames as yields on interest-earning assets would increase at a faster pace than the cost of interest-bearing liabilities.

The funds management policies of the Company require the subsidiary banks to monitor their rate-sensitivity positions so that net interest income over the next twelve months will not be reduced by more than 10% given a change in interest rates of up to 200 basis points (plus or minus). As of December 31, 2004, management feels that the banks and the Company, on a consolidated basis, are within those guidelines.

Capital Resources

Other than the issuance of common stock, the Company's primary source of capital is net income retained by the Company. During the year ended December 31, 2004, the Company earned $8,318,000 and paid dividends of $1,453,000 to stockholders resulting in a retention of current earnings of $6,865,000. During the years ended December 31, 2003 and 2002, the Company earned $8,311,000 and $7,552,000 and paid dividends to stockholders of $1,375,000 and $1,218,000 resulting in a retention of current earnings of $6,936,000 and $6,334,000, respectively.

The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance sheet commitments into four risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. The guidelines require bank holding companies and their subsidiary banks to maintain a total capital to total risk-weighted asset ratio of not less than 8.00%, of which at least one half must be Tier 1 capital, and a Tier 1 leverage ratio of not less than 4.00%. As of December 31, 2004, the Company had a total capital to total risk-weighted asset ratio of 10.4%, a Tier 1 capital to risk-weighted asset ratio of 9.6% and a Tier 1 leverage ratio of 7.5%. As of December 31, 2003, the Company had a total capital to total risk-weighted asset ratio of 11.7%, a Tier 1 capital to risk-weighted asset ratio of 10.8% and a Tier 1 leverage ratio of 8.0%. As these ratios indicate, the Company exceeds the regulatory capital guidelines. Likewise, the individual ratios for each of the Company's bank subsidiaries also exceed the regulatory guidelines.

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The banks' retained earnings available for dividends to the Company at December 31, 2004 and 2003 totaled $43,344,000 and $37,605,000, respectively. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure. Despite these restrictions, management feels that it has sufficient resources available to meet its capital and funding needs.

Regulatory Considerations

It is management's belief that there are no current recommendations by the regulatory authorities that, if implemented, would have a material effect on the Company's liquidity, capital resources, or operations.

Impact of Accounting Changes

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 will have no impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,* and in December 2003 the FASB issued Interpretation No. 46R which deferred certain effective dates of Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Company has determined that it has no such interests.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment,* which sets accounting requirements for "share-based" compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require the Company to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. On March 10, 2005, the Company's Board of Directors adopted the Equity Incentive Plan ("Plan"), which provides for stock-based awards. At present, no stock awards have been made from the Plan. Therefore, the effect of the adoption of this statement on the Company cannot be determined currently.

In November 2002, FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN 45 instruments of the Company are standby letters of credit. The required FIN 45 disclosure has been incorporated into Note 23.

In March 2004, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin (SAB) No. 105, *Loan Commitments Accounted for as Derivative Investments,* which provides guidance on the accounting for loan commitments that relate to the origination of mortgage loans that will be held for resale pursuant to FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* which was released in 1998 and FASB Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* which was issued in 2003. This SAB states that loan commitments that relate to the origination of mortgage loans that will be held for resale are written options from the perspective of the prospective lender. Thus, upon the origination of a loan commitment, the fair value of the loan commitment should be recorded as a liability with the offset to expense to the extent consideration has not been received. The written option would remain a liability until the expiration or culmination of the contract. The provisions of SAB 105 are effective for derivatives entered into after March 31, 2004. Retroactive application is not required. The Company does not expect the adoption of this SEC regulation to materially impact the Company's financial statements or results of operations.

Emerging Issues Task Force (EITF) Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance.

American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired by the Company beginning January 1, 2005. The adoption of this new standard did not have a material impact on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of Mercantile Bancorp, Inc.'s financial instruments, see Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Sensitive Assets and Liabilities. Mercantile Bancorp, Inc.'s principal market risk exposure is to interest rates.

Item 8. Financial Statements and Supplementary Data

The financial statements, the reports thereon, and the notes thereto commence at page 67 of this Annual Report on Form 10-K.

Consolidated Quarterly Financial Data

	2004			
	December 31	September 30	June 30	March 31
	(dollars in thousands, except per share data)			
Interest income	$13,460	$12,571	$12,314	$11,441
Interest expense	4,900	4,615	4,338	4,140
Net interest income	8,560	7,956	7,976	7,301
Provision for loan losses	524	422	399	401
Noninterest income	2,066	1,776	2,025	1,990
Noninterest expense	6,136	7,036	6,679	6,027
Minority interest	69	30	27	25
Income before income taxes	3,897	2,244	2,896	2,838
Income taxes	1,219	622	946	770
Net income	$ 2,678	$ 1,622	$ 1,950	$ 2,068
Basic earnings per share	$ 1.37	$ 0.82	$ 1.00	$ 1.05

	2003			
	December 31	September 30	June 30	March 31
	(dollars in thousands, except per share data)			
Interest income	$11,534	$11,618	$11,504	$11,545
Interest expense	4,313	4,362	4,475	4,590
Net interest income	7,221	7,256	7,029	6,955
Provision for loan losses	691	801	506	489
Noninterest income	2,272	1,966	2,329	1,952
Noninterest expense	6,281	5,577	5,647	5,482
Minority interest	8	11	13	11
Income before income taxes	2,513	2,833	3,192	2,925
Income taxes	582	843	925	803
Net income	$ 1,931	$ 1,990	$ 2,267	$ 2,122
Basic earnings per share	$ 1.00	$ 1.01	$ 1.15	$ 1.07

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the two years ended December 31, 2004.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Mercantile Bancorp, Inc. carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Mercantile Bancorp, Inc.'s disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, Mercantile Bancorp, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that Mercantile Bancorp, Inc.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by Mercantile Bancorp, Inc. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to

Mercantile Bancorp, Inc.'s management within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in internal control over financial reporting. There were no changes in Mercantile Bancorp, Inc.'s internal control over financial reporting that occurred during Mercantile Bancorp, Inc.'s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, Mercantile Bancorp, Inc.'s internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Company

For information on the executive officers of the Company, please see Part I of this Form 10-K under the caption Item 4A — "Executive Officers of Registrant". Also, the information under the captions "Election of Directors," "Continuing Directors and Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in Mercantile Bancorp, Inc.'s definitive proxy statement for its 2005 Annual Meeting of Stockholders to be filed with the Commission within 120 days of year end pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("2005 Proxy Statement"), is incorporated herein by reference in response to this item. The Company's Board of Directors has adopted a Code of Ethics for senior executive, financial and accounting officers, among other persons, which is attached hereto as Exhibit 14.1.

Item 11. Executive Compensation

The information under the caption "Executive Compensation and Other Matters" in the 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders" in the 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions

The information under the caption "Interests of Management and others in Certain Transactions" in the 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information under the caption "Principal Accounting Fees and Services" in the 2005 Proxy Statement is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

Reference is made to the consolidated financial statements, reports thereon, and notes thereto commencing at page 67 of this Annual Report on Form 10-K. A list of such consolidated financial statements is set forth below:

Report of Independent Certified Public Accountants

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003, and 2002

Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2004, 2003, and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

There are no financial statement schedules filed herewith.

(b) Exhibits — See Exhibit Index on page 66.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCANTILE BANCORP, INC.
(Registrant)

By: /s/ DAN S. DUGAN

Name: **Dan S. Dugan**
Title: **President, Chief Executive Officer and Chairman**
Dated: March 29, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAN S. DUGAN **Dan S. Dugan**	President, Chief Executive Officer and Chairman (principal executive officer)	March 29, 2005
/s/ MICHAEL P. MCGRATH **Michael P. McGrath**	Vice President and Chief Financial Officer (principal financial officer/principal accounting officer)	March 29, 2005
/s/ TED T. AWERKAMP **Ted T. Awerkamp**	Director	March 29, 2005
/s/ DAN S. DUGAN **Dan S. Dugan**	Director	March 29, 2005
/s/ MICHAEL J. FOSTER **Michael J. Foster**	Director	March 29, 2005
/s/ WILLIAM G. KELLER, JR. **William G. Keller, Jr.**	Director	March 29, 2005
/s/ HAROLD W. KNAPHEIDE, III **Harold W. Knapheide, III**	Director	March 29, 2005
/s/ FRANK H. MUSHOLT **Frank H. Musholt**	Director	March 29, 2005
/s/ WALTER D. STEVENSON, III **Walter D. Stevenson, III**	Director	March 29, 2005

Exhibit Index

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Mercantile Bancorp, Inc., as amended*
3.2	Bylaws of Mercantile Bancorp, Inc., as amended*
4.1	Shareholder Rights Agreement dated July 9, 1999 between the Company and Mercantile Trust & Savings Bank*
4.2	Amendment to Shareholder Rights Agreement dated May 15, 2000 between the Company and Mercantile Trust & Savings Bank*
10.1†	Employment Agreement dated June 15, 1987 between Mercantile Trust & Savings Bank and Dan S. Dugan*
10.2†	Amendment of Employment Agreement dated December 15, 2003 between Mercantile Trust & Savings Bank and Dan S. Dugan*
10.3†	Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Dan S. Dugan*
10.4†	Amendment to Dugan Executive Employee Salary Continuation Agreement dated April 26, 2004*
10.5†	Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Ted T. Awerkamp*
10.6†	Amendment to Awerkamp Executive Employee Salary Continuation Agreement dated April 26, 2004*
10.7	Mercantile Bancorp, Inc. Profit Sharing Plan and Trust*
10.8	401(k) Plan Adoption Agreement*
10.9	Amendment to the Profit Sharing Plan and Trust*
10.10†	Mercantile Bancorp, Inc. Equity Incentive Plan*
10.11†	Amendment of Employment Agreement dated December 20, 2004 between Mercantile Trust & Savings Bank and Dan S. Dugan. **
14.1	Code of Ethics, filed herewith
21.1	Subsidiaries of registrant*
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith
*	Filed with the Registration Statement on Form 10 dated May 12, 2004 (File No. 000-50757), under the same exhibit number.
**	Filed with Amendment No. 2 to the Registration Statement on Form 10 dated January 19, 2005 (File No. 000-50757), under the same exhibit number.
†	Filed with Amendment No. 2 to the Registration Statement on Form 10 dated January 19, 2005 (File No. 000-50757), under the same exhibit number.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Certified Public Accounting Firm 68

Consolidated Balance Sheets at December 31, 2004 and 2003 69

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003, and 2002 70

Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2004, 2003, and 2002 71

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002 72

Notes to Consolidated Financial Statements 73

Report of Independent
Registered Public Accounting Firm

Audit Committee,
Board of Directors, and Stockholders
Mercantile Bancorp, Inc.
Quincy, Illinois

We have audited the accompanying consolidated balance sheets of Mercantile Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bancorp, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ **BKD, LLP**

Decatur, Illinois
February 4, 2005

Mercantile Bancorp, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003
(in thousands, except share data)

	2004	2003
Assets		
Cash and due from banks	$ 24,356	$ 20,673
Interest-bearing demand deposits	10,098	5,499
Federal funds sold	5,265	596
Cash and cash equivalents	39,719	26,768
Available-for-sale securities	153,481	158,150
Held-to-maturity securities	19,890	26,943
Loans held for sale	3,367	4,619
Loans, net of allowance for loan losses of $7,115 and $5,830 at December 31, 2004 and 2003	761,607	632,107
Interest receivable	6,518	6,162
Foreclosed assets held for sale, net	523	743
Federal Home Loan Bank stock	5,100	4,029
Equity method investments in common stock	4,760	7,724
Cost method investments in common stock	1,849	1,849
Deferred income taxes	1,978	835
Mortgage servicing rights	998	990
Cash surrender value of life insurance	15,324	14,705
Premises and equipment	16,059	12,938
Goodwill	5,208	3,596
Core deposit intangibles	1,203	1,809
Other	2,969	2,193
Total assets	$1,040,553	$906,160
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Demand	$ 95,786	$ 80,310
Savings, NOW and money market	255,705	223,249
Time	430,372	387,119
Brokered time	91,564	67,505
Total deposits	873,427	758,183
Interest rate swaps at fair value	123	—
Short-term borrowings	21,385	14,367
Long-term debt	49,758	48,185
Interest payable	2,146	1,949
Other	4,294	3,179
Total liabilities	951,133	825,863
Commitments and Contingent Liabilities		
Minority Interest	3,438	263
Stockholders' Equity		
Common stock, $1.25 par value; authorized 12,000,000 shares; Issued — 1,974,930 shares Outstanding — 1,963,680 shares	2,469	2,469
Additional paid-in capital	12,624	12,498
Retained earnings	70,453	63,588
Accumulated other comprehensive income	857	1,900
	86,403	80,455
Treasury stock, at cost Common; 11,250 shares	(421)	(421)
Total stockholders' equity	85,982	80,034
Total liabilities and stockholders' equity	$1,040,553	$906,160

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(in thousands, except share data)

	2004	2003	2002
Interest and Dividend Income			
Loans			
Taxable	$ 42,015	$ 38,371	$ 38,074
Tax exempt	556	440	426
Securities			
Taxable	5,149	4,935	6,457
Tax exempt	1,553	1,942	2,270
Federal funds sold	84	50	127
Dividends on Federal Home Loan Bank Stock	259	275	151
Deposits with financial institutions and other	170	188	189
Interest Expense			
Deposits	15,476	15,232	17,538
Short-term borrowings	286	233	322
Long-term debt	2,231	2,275	2,363
Total interest expense	17,993	17,740	20,223
Net Interest Income	31,793	28,461	27,471
Provision for Loan Losses	1,746	2,487	3,906
Net Interest Income After Provision for Loan Losses	30,047	25,974	23,565
Noninterest Income			
Fiduciary activities	1,670	1,595	1,579
Customer service fees	3,394	3,263	3,178
Other service charges and fees	919	866	874
Net gains on loan sales	521	1,336	1,973
Loan servicing fees	366	377	331
Net realized gains (losses) on sales of available-for-sale securities	(4)	59	150
Net increase in cash surrender value of life insurance	619	692	757
Income on equity method investments in common stock	187	—	—
Other	185	331	132
Total noninterest income	7,857	8,519	8,974
Noninterest Expense			
Salaries and employee benefits	15,182	12,979	12,575
Net occupancy expense	1,487	1,292	1,231
Equipment expense	1,612	1,603	1,660
Deposit insurance premium	119	124	122
Professional fees	1,243	948	899
Postage and supplies	838	788	757
Loss on foreclosed assets, net	134	420	79
Loss on equity method investments in common stock	—	216	47
Loss on sale of fixed assets	—	—	237
Amortization of mortgage servicing rights	185	538	547
Other	5,078	4,078	4,084
Total noninterest expense	25,878	22,986	22,238
Minority Interest	151	43	42
Income Before Income Taxes	11,875	11,464	10,259
Provision for Income Taxes	3,557	3,153	2,707
Net Income	$ 8,318	$ 8,311	$ 7,552
Basic Earnings Per Share	$ 4.24	$ 4.23	$ 3.85
Weighted average shares outstanding	1,963,680	1,963,680	1,963,680

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002
(in thousands, except share data)

	Common Stock		Additional		Accumulated		
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2002	1,963,680	$2,469	$12,498	$50,318	$ 1,383	$(421)	$66,247
Comprehensive income							
Net income	—	—	—	7,552	—	—	7,552
Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	2,279	—	2,279
Total comprehensive income							9,831
Dividends on common stock, $0.62 per share	—	—	—	(1,218)	—	—	(1,218)
Balance, December 31, 2002	1,963,680	2,469	12,498	56,652	3,662	(421)	74,860
Comprehensive income							
Net income	—	—	—	8,311	—	—	8,311
Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	(1,762)	—	(1,762)
Total comprehensive income							6,549
Dividends on common stock, $0.70 per share	—	—	—	(1,375)	—	—	(1,375)
Balance, December 31, 2003	1,963,680	2,469	12,498	63,588	1,900	(421)	80,034
Comprehensive income							
Net income	—	—	—	8,318	—	—	8,318
Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	(951)	—	(951)
Accumulated other comprehensive loss of equity method investee	—	—	—	—	(16)	—	(16)
Change in unrealized loss on interest rate swaps, net of taxes	—	—	—	—	(76)	—	(76)
Total comprehensive income							7,275
Issuance of stock to minority shareholders	—	—	126	—	—	—	126
Dividends on common stock, $0.74 per share	—	—	—	(1,453)	—	—	(1,453)
Balance, December 31, 2004	1,963,680	$2,469	$12,624	$70,453	$ 857	$(421)	$85,982

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002
Operating Activities			
Net income	$ 8,318	$ 8,311	$ 7,552
Items not requiring (providing) cash			
Depreciation	1,257	1,167	1,193
Provision for loan losses	1,746	2,487	3,906
Amortization of premiums and discounts on securities	1,287	1,127	266
Amortization of core deposit intangibles	145	66	—
Deferred income taxes	(91)	(470)	(191)
Net realized (gains) losses on sales of available-for-sale securities	4	(59)	(150)
Losses on sales of foreclosed assets	134	420	79
Net gains on loan sales	(521)	(1,336)	(1,973)
Amortization of mortgage servicing rights	185	538	547
Loss on sale of premises and equipment	—	—	237
(Income) Loss on equity method investments in common stock	(187)	216	47
Federal Home Loan Bank stock dividends	(246)	(248)	(151)
Net increase in cash surrender value of life insurance	(619)	(692)	(757)
Minority interest in earnings of subsidiary	151	43	42
Changes in			
Loan originated for sale	(35,064)	(76,865)	(95,900)
Proceeds from sales of loans	36,644	98,486	97,033
Interest receivable	(98)	334	850
Other assets	(471)	(307)	(133)
Interest payable	197	(110)	(334)
Other liabilities	933	1,019	(1,643)
Net cash provided by operating activities	13,704	34,127	10,520
Investing Activities			
Cash received in acquisition of Mid-America	3,691	—	—
Cash paid for additional shares of Mid-America	(770)	—	—
Purchases of available-for-sale securities	(45,747)	(85,000)	(18,888)
Proceeds from maturities of available-for-sale securities	45,213	76,858	52,722
Proceeds from the sales of available-for-sale securities	2,775	1,054	2,743
Purchases of held-to-maturity securities	(199)	(32,554)	—
Proceeds from maturities of held-to-maturity securities	6,810	5,200	—
Net change in loans	(82,784)	(57,611)	(99,740)
Purchases of premises and equipment	(1,402)	(2,169)	(3,521)
Proceeds from sales of premises and equipment	—	46	—
Purchases of Federal Home Loan Bank stock	(309)	(222)	(34)
Proceeds from the sales of foreclosed assets	1,003	986	560
Purchase of cost method investment in common stock	—	(695)	—
Purchases of equity method investment in common stock	—	(7,104)	(2,031)
Net cash used in investing activities	(71,719)	(101,211)	(68,189)
Financing Activities			
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	40,524	23,339	(2,791)
Net increase in time and brokered time deposits	30,846	50,690	51,703
Net increase (decrease) in short-term borrowings	2,084	(5,033)	6,157
Proceeds from long-term debt	3,250	7,998	13,220
Repayment of long-term debt	(4,677)	(8,950)	(14,412)
Proceeds from issuance of stock to minority interest of Mid-America	392	—	—
Dividends paid	(1,453)	(1,375)	(1,218)
Dividends paid on minority shares	—	(187)	—
Net cash provided by financing activities	70,966	66,482	52,659
Increase (Decrease) in Cash and Cash Equivalents	12,951	(602)	(5,010)
Cash and Cash Equivalents, Beginning of Year	26,768	27,370	32,380
Cash and Cash Equivalents, End of Year	$ 39,719	$ 26,768	$ 27,370
Supplemental Cash Flows Information			
Interest paid	$ 17,796	$ 17,850	$ 20,557
Income taxes paid (net of refunds)	$ 3,205	$ 2,731	$ 2,914
Real estate acquired in settlement of loans	$ 917	$ 758	$ 964
Mid-America equity method investment recorded at acquisition	$ 3,059	$ —	$ —
Increase to minority interest through additional paid-in-capital due to issuance of stock to minority interest of Mid-America	$ 126	$ —	$ —
Core deposit intangible reclassified to goodwill	$ 760	$ —	$ —

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Mercantile Bancorp, Inc. ("Company") is a multi-state bank holding company whose principal activity is the ownership and management of its wholly and majority owned subsidiaries, Mercantile Trust & Savings Bank, Perry State Bank, Farmers State Bank of Northern Missouri, Marine Bank and Trust (formerly Marine Trust Company of Carthage), Golden State Bank, Security State Bank of Hamilton, Brown County State Bank, State Bank of Augusta and Mid-America Bancorp, Inc., the sole shareholder of Heartland Bank, ("Banks"). The Banks are primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Western Illinois, Northern Missouri, and suburban Kansas City, Missouri. The Banks are subject to competition from other financial institutions. The Company and Banks are also subject to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Investment Subsidiary

Mercantile Trust & Savings Bank ("MTSB") has a subsidiary, Mercantile Investments, Inc. ("MII"), that manages the majority of MTSB's investment portfolio. MII, located in the Bahamas, is included in the consolidation of the Company's financial statements. As of December 31, 2004, MII had approximately $96,583,000 in total assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Banks and their wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The portion of equity and related earnings of shares of Security State Bank of Hamilton and Mid-America Bancorp, Inc. not wholly owned by Mercantile Bancorp, Inc. are reflected as minority interest on the consolidated balance sheets and statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Equity Method Investments

The Company has investments in common stock of companies recorded under the equity method of accounting. The equity method is used whenever the Company lacks control, but exercises significant influence over the operating and financial policies of an investee. Under the equity method, the Company increases (decreases) its carrying amount of its investment in the investees to reflect the Company's share of income (losses) and reduces its investment to reflect dividends received. The Company's share of the income (losses) in the investees is included in the Company's net income.

Cost Method Investments

The Company has investments in common stock of companies recorded under the cost method of accounting. The Company owns less than 20% of the investee's common stock and does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method, the Company's carrying amount of its investment represents the cost paid initially for the stock which is periodically reviewed for impairment.

Derivative Financial Instruments and Hedging Transactions

As part of the Company's asset and liability management strategy, it may engage in derivative financial instruments, such as interest rate swaps, with the overall goal of minimizing the impact of interest rate fluctuations on its net interest margin. During 2003, the Company entered into two interest rate swap agreements. The objective for the interest rate swaps is to manage asset and liability positions in connection with the Company's overall strategy of minimizing the impact of interest rate fluctuations on its interest rate margin. As part of the Company's overall risk management the Company's Asset Liability Committee, which meets monthly, monitors and measures interest rate risk and the sensitivity of assets and liabilities to interest rate changes, including the impact of the interest rate swaps. No other swaps or derivative contracts were entered into in 2004 or 2003.

The interest rate swaps qualify as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, and are designed as hedges of the variability of cash flows the Company receives on certain of its loans indexed at the U.S. Prime rate. In accordance with SFAS No. 133, these interest rate swap agreements are measured at fair value and reported as a liability on the consolidated statement of financial condition. The portion of the change in the fair value of the interest rate swaps that is deemed effective in hedging the cash flows of the designated liabilities is recorded as a component of accumulated other comprehensive income (loss), net of tax, and reclassified into interest income as such cash flows occur in the future. Any ineffectiveness resulting from the hedges is recorded as a gain or loss in the consolidated statements of income. No such gains or losses were recorded in 2004 or 2003.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for non-homogeneous loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using accelerated and straight-line methods over the estimated useful lives of the assets.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is stated at cost and is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

(Table dollar amounts in thousands)

Revenue and expenses from operations and changes in the valuation allowance are included in net expense from foreclosed assets.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core Deposit Intangibles

Core deposit intangibles are being amortized on the straight-line basis over a period of ten years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Loan Servicing Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

During 2004, the Company adopted a stock-based employee compensation plan, which is described more fully in Note 20. As of December 31, 2004, no options had been granted.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment,* which is a revision of SFAS No. 123, *Accounting for Stock-based Compensation,* that sets accounting requirements for "share-based" compensation to employees. This statement will require the Company to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For the Company, this Statement is effective for periods beginning after June 15, 2005. The Company, prior to granting options and adopting SFAS No. 123R, plans to examine various valuation methods and assumptions that underlie the valuation of awards. Therefore the effect of the adoption of this statement on the Company cannot be currently determined.

(Table dollar amounts in thousands)

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries, with the exception of Mid-American Bancorp, Inc. The Company's ownership of Mid-America Bancorp, Inc. was 54.6 percent at December 31, 2004, which does not meet the requirements to be included in the Company's consolidated tax returns.

Self Insurance

The Company has elected to self-insure certain costs related to employee health benefit programs. Costs resulting from uninsured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure to individual and aggregate amounts in any given year.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Trust Assets

Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets since such items are not assets of the Company. Fees from trust activities are recorded on an accrual basis over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement with the Trust Department. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes. Generally, the actual trust fee is charged to each account on a monthly prorated basis. Any out of pocket expenses or services not typically covered by the fee schedule for trust activities are charged directly to the trust account on a gross basis as trust revenue is incurred. The Company manages or administers 755 trust accounts with assets totaling approximately $439,336,000.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Stock Split

In May 2002, the Company's Board of Directors approved a five-for-one stock split. Share and per share data in the consolidated financial statements and notes have been retroactively restated for the stock split as if it occurred on January 1, 2002.

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows:

(Table dollar amounts in thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:				
December 31, 2004:				
U.S. Treasury	$ 2,496	$ —	$ (9)	$ 2,487
U.S. government agencies	4,350	6	(4)	4,352
Mortgage-backed securities	96,665	1,162	(403)	97,424
State and political subdivisions	36,607	819	(47)	37,379
Corporate bonds	11,614	29	—	11,643
Equity securities	196	—	—	196
	$151,928	$2,016	$(463)	$153,481
December 31, 2003:				
U.S. government agencies	$ 6,057	$ 57	$ (1)	$ 6,113
Mortgage-backed securities	98,849	1,945	(184)	100,610
State and political subdivisions	42,778	1,308	(27)	44,059
Corporate bonds	7,121	51	—	7,172
Equity securities	196	—	—	196
	$155,001	$3,361	$(212)	$158,150

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Held-to-maturity Securities:				
December 31, 2004				
Mortgage-backed securities	$19,336	$115	$ (73)	$19,378
State and political subdivisions	554	1	—	555
	$19,890	$116	$ (73)	$19,933
December 31, 2003				
Mortgage-backed securities	$25,833	$ 16	$(181)	$25,668
State and political subdivisions	1,110	8	—	1,118
	$26,943	$ 24	$(181)	$26,786

The amortized cost and fair value of available-for-sale securities and held-to-maturity securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Table dollar amounts in thousands)

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 16,697	$ 16,591	$ 120	$ 120
One to five years	18,379	18,912	240	240
Five to ten years	16,982	17,309	194	195
After ten years	3,009	3,049	—	—
	55,067	55,861	554	555
Mortgage-backed securities	96,665	97,424	19,336	19,378
Equity securities	196	196	—	—
Totals	$151,928	$153,481	$19,890	$19,933

The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances, repurchase agreements and for other purposes, amounted to $92,316,000 at December 31, 2004 and $84,088,000 at December 31, 2003.

Gross gains (losses) of $(4,000), $59,000 and $150,000 resulting from sales of available-for-sale securities were realized for 2004, 2003 and 2002, respectively. Income tax expense (benefit) of $(1,000), $20,000 and $57,000 was recognized on the sales of available-for-sale securities during 2004, 2003 and 2002, respectively.

With the exception of U.S. governmental agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2004.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004, was $73,009,000, which is approximately 42% of the Company's available-for-sale and held-to-maturity investment portfolios. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 2,487	$ (9)	$ —	$ —	$ 2,487	$ (9)
U.S. Government agencies	496	(4)	—	—	496	(4)
Mortgage-backed securities	35,144	(284)	26,545	(192)	61,689	(476)
State and political subdivisions	6,139	(32)	2,198	(15)	8,337	(47)
Total temporarily impaired securities	$44,266	$(329)	$28,743	$(207)	$73,009	$(536)

(Table dollar amounts in thousands)

Note 4: Equity and Cost Method Investments in Common Stock

The Company has equity method investments in common stock of $4,760,000 and $7,724,000 as of December 31, 2004 and 2003, respectively. Included in retained earnings at December 31, 2004 is cumulative net losses and expenses in regards to the equity method investments in common stock of $47,000, net of taxes.

The Company's equity method investments in common stock as of December 31 are as follows:

	Investment Amount	
Entity	2004	2003
New Frontier Bancshares, Inc.	$2,565	$2,403
NorthStar Bancshares, Inc.	2,195	2,262
Mid-America Bancorp, Inc.	—	3,059
	$4,760	$7,724

The Company owns 25,396 shares of common stock of New Frontier Bancshares, Inc. ("New Frontier"), which represents an ownership percentage of 33% as of December 31, 2004 and 2003, respectively. The purchase of 11,096 shares for $1,374,500 during 2003 was in excess of the underlying equity in the net assets of New Frontier. The amount of the purchase price in excess of the underlying net assets of $340,524 was recognized as a core deposit intangible. New Frontier is a privately held bank holding company located in St. Charles, Missouri. As of December 31, 2004 and 2003, the Company's investment in New Frontier was $2,565,000 and $2,403,000, respectively. The investment in New Frontier is carried at the same amount of the underlying equity in the net assets of New Frontier. Quoted market prices for the common stock are not available. Selected financial information for New Frontier is as follows:

	As of and for the Years Ended December 31,	
	2004	2003
Total assets	$102,329	$84,151
Total liabilities	94,494	76,878
Total equity	7,835	7,273
Net income	342	230

The Company also owns 165,000 shares of common stock of NorthStar Bancshares, Inc. ("NorthStar"), as of December 31, 2004 and 2003, respectively. The Company purchased 82,000 shares of NorthStar during 2003 for $1,435,000 which increased the Company's ownership from 9% to 14%. The amount of the purchase price in excess of the underlying net assets of $400,000 was recognized as a core deposit intangible. NorthStar is a privately held bank holding company located in Liberty, Missouri. As of December 31, 2004 and 2003, the Company's investment in NorthStar was $2,194,880 and $2,262,000, respectively. The Company's investment is less than 20%; however, the Company's Chief Executive Officer became a member of NorthStar's board of directors during 2003 and can exert significant influence over operating and financial policies. The Company records its investment on the equity method, and accordingly, the investment in NorthStar is carried at the same amount of the underlying equity in the net assets of NorthStar. Quoted market prices for the common stock are not available. Selected financial information for NorthStar is as follows:

	As of and for the Years Ended December 31,	
	2004	2003
Total assets	$159,984	$124,353
Total liabilities	144,393	108,182
Total equity	15,591	16,172
Net income (loss)	(559)	952

(Table dollar amounts in thousands)

The Company has investments in the common stock of other community banks which are not publicly traded that are recorded under the cost method of accounting. The Company had investments in two community banks at December 31, 2004 and 2003 for $1,849,000.

As of December 31, 2004, Mid America Bancorp, Inc. was consolidated into the Company financial statements as its investment is majority-owned by the Company.

Note 5: Acquisition

During August 2003, the Company purchased 41,000 shares of common stock of Mid-America Bancorp, Inc. ("Mid-America"), which represented an ownership of 48.7% as of December 31, 2003. Mid-America is located in Leawood, Kansas. The amount of the purchase price in excess of the underlying net assets of $1,209,950 was recognized as a core deposit intangible during 2003. As of December 31, 2003, the Company's investment in Mid-America was $3,059,000, and the Company recognized its investment in Mid-America under the equity method.

During February 2004, the Company purchased an additional 7,000 shares of Mid-America Bancorp, Inc. at a price of $110 per share, which increased its ownership to 56.2%. The amount of the purchase price in excess of the underlying net assets for the 7,000 shares was approximately $223,000. As a result of the increased ownership, the Company obtained control of Mid-America and expects to be better positioned to ensure future growth through expanded operations and market coverage in Kansas and Missouri. At December 31, 2004, the Company's ownership was 54.6%. The Company consolidated Mid-America in its December 31, 2004 financial statements as its investment is considered majority-owned by the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of this transaction:

Cash and cash equivalents	$ 3,691
Securities	17
Loans, net of allowance for loan losses of $476	49,379
Interest receivable	258
Federal Home Loan Bank stock	516
Deferred income taxes	360
Premises and equipment	2,976
Core deposit intangibles	597
Goodwill	1,612
Other assets	381
Total assets acquired	59,787
Deposits	43,874
Short-term borrowings	4,934
Long-term debt	3,000
Other liabilities	182
Total liabilities assumed	51,990
Minority interest	2,758
Net assets acquired	$ 5,039

The Company originally recognized the amount of the purchase price in excess of the underlying net assets of the August 2003 purchase as a core deposit intangible. The Company performed a core deposit intangible study subsequent to its purchase in February 2004. As a result of the core deposit study, the Company adjusted the core

(Table dollar amounts in thousands)

deposit intangibles based on the determined fair value. The core deposit intangible is being amortized over 10 years on a straight-line basis. In addition, other purchase accounting adjustments were made and are reflected in the table above.

Mid-America's results of operations have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following pro forma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

	Year Ended December 31,		
	2004	2003	2002
Net interest income	$32,136	$29,352	$27,931
Net income	8,321	8,147	6,897
Basic earnings per share	4.24	4.15	3.51

Note 6: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2004	2003
Commercial and agricultural	$222,664	$195,254
Commercial real estate	240,484	191,654
Residential real estate	200,493	153,843
Consumer	94,184	87,528
Floor plan loans	10,897	9,658
Total loans	768,722	637,937
Less		
Allowance for loan losses	7,115	5,830
Net loans	$761,607	$632,107

Activity in the allowance for loan losses was as follows:

	2004	2003	2002
Balance, beginning of year	$5,830	$ 4,941	$ 4,370
Purchased allowance	476	—	—
Provision charged to expense	1,746	2,487	3,906
Losses charged off, net of recoveries of $398 for 2004, $462 for 2003 and $524 for 2002	(937)	(1,598)	(3,335)
Balance, end of year	$7,115	$ 5,830	$ 4,941

Impaired loans totaled $12,086,000 and $10,987,000 at December 31, 2004 and 2003, respectively. An allowance for loan losses of $547,000 and $327,000 relates to impaired loans of $969,000 and $1,130,000 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, impaired loans of $11,117,000 and $9,857,000 had no related allowance for loan losses. The amount of impairment recorded through the allowance for loan losses is measured on a loan-by-loan basis by either the present value of expected future cash flows, the loan's observable market price or the fair value of collateral if the loan is collateral dependent.

Interest of approximately $877,000, $526,000 and $772,000 was recognized on average impaired loans of $16,167,000, $11,280,000 and $14,448,000 for 2004, 2003 and 2002, respectively. Interest of approximately $873,000, $515,000 and $529,000 was recognized on impaired loans on a cash basis during 2004, 2003 and 2002, respectively.

(Table dollar amounts in thousands)

At December 31, 2004 and 2003, accruing loans delinquent 90 days or more totaled $1,009,000 and $1,274,000, respectively. Non-accruing loans at December 31, 2004 and 2003 were $3,057,000 and $3,929,000, respectively.

Note 7: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2004	2003
Land	$ 3,085	$ 2,282
Buildings and improvements	15,350	12,765
Equipment	11,147	10,308
Construction in progress	820	174
	30,402	25,529
Less accumulated depreciation	14,343	12,591
Net premises and equipment	$16,059	$12,938

Note 8: Derivative Financial Instruments

During 2003, the Company entered into interest rate swap agreements as summarized below. Under these agreements, the Company receives a fixed rate and pays a variable rate. The interest rate swaps qualify as cash flow hedges for accounting purposes, and effectively fix the interest received on $15,000,000, as of December 31, 2004, of variable rate loan accounts indexed to the U.S. Prime rate. As of December 31, 2004, the amounts in accumulated other comprehensive income associated with these cash flows totaled $(76,220) (net of tax benefit of $46,716), of which $66,750 is expected to be reclassified into interest income within the next twelve months. As of December 31, 2004, the maximum length of time over which the Company is hedging its exposure to the variability of future cash flows is approximately 1.8 years.

Interest rate swaps information at December 31, 2004 is summarized as follows:

Current Notional Amount	Floating Rate	Fixed Rate	Maturity Date	Unrealized Gain/(Loss)	Realized Gain/(Loss)
$ 7,500	U.S. Prime Rate	5.72%	9/9/06	$ (52)	$ —
7,500	U.S. Prime Rate	5.67%	10/9/06	(71)	—
$15,000				$(123)	$ —

Interest income received from the interest rate swap counterparty was $854,250 and interest paid was $630,031 for 2004. The fair values of the interest rate swap agreements were considered immaterial and were not included in the financial statements as of December 31, 2003.

Note 9: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, were:

	2004	2003
Balance as of January 1	$3,596	$3,596
Goodwill acquired during the period, including the $760 reclassification from core deposit intangibles for Mid-America	1,612	—
Impairment losses	—	—
Goodwill written off related to sales of branches	—	—
Balance as of December 31	$5,208	$3,596

(Table dollar amounts in thousands)

All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected present value of future cash flows.

Note 10: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, was:

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$1,414	$211	$1,875	$66

A reconciliation of core deposit intangibles for the period is as follows:

	2004		2003	
	Carrying Values	Accumulated Amortization	Carrying Values	Accumulated Amortization
Balance as of January 1	$1,875	$ 66	$ —	$—
Acquisition of Mid-America	223	—	1,210	—
Acquisition of New Frontier	—	—	341	—
Acquisition of NorthStar	—	—	324	—
Adjustment to NorthStar equity method investment	76	—	—	—
Reclassification of core deposit intangible to goodwill for Mid-America	(760)	—	—	—
Amortization of core deposit intangibles	—	145	—	66
Balance as of December 31	$1,414	$211	$1,875	$66

Amortization expense for the years ended December 31, 2004, 2003 and 2002 was $145,000, $66,000 and $0, respectively. Estimated amortization expense for each of the following five years is:

2005	$132,000
2006	132,000
2007	132,000
2008	132,000
2009	132,000

Note 11: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was approximately $148,598,000; $147,312,000 and $137,299,000 at December 31, 2004, 2003 and 2002, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $741,000; $705,000 and $617,000 at December 31, 2004, 2003 and 2002, respectively.

(Table dollar amounts in thousands)

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2004, 2003 and 2002 totaled $998,000, $990,000 and $961,000, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2004	2003	2002
Mortgage servicing rights			
Balance, beginning of year	$ 990	$ 961	$ —
Servicing rights capitalized	193	567	1,508
Amortization of servicing rights	(185)	(538)	(547)
	998	990	961
Valuation allowance	—	—	—
Balance, end of year	$ 998	$ 990	$ 961

Note 12: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were approximately $306,580,000 on December 31, 2004 and $212,640,000 on December 31, 2003.

At December 31, 2004, the scheduled maturities of time deposits, including brokered deposits, are as follows:

2005	$241,816
2006	176,541
2007	64,480
2008	25,455
2009	11,845
Thereafter	1,799
	$521,936

Note 13: Short-Term Borrowings

Short-term borrowings included the following at December 31:

	2004	2003
Federal funds purchased	$ 386	$ 3,573
Securities sold under agreements to repurchase	13,444	9,885
U.S. Treasury demand notes	2,069	909
Other	5,486	—
Total short-term borrowings	$21,385	$14,367

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by mortgage backed securities and such collateral is held by Wachovia and United Missouri Bank. The maximum amount of outstanding agreements at any month end during 2004 and 2003 totaled $15,075,000 and $14,359,000 and the monthly average of such agreements totaled $12,554,000 and $11,284,000, respectively. The agreements at December 31, 2004 mature within 12 months.

(Table dollar amounts in thousands)

Note 14: Long-Term Debt

Long-term debt consisted of the following components at December 31:

	2004	2003
Federal Home Loan Bank advances, fixed rates from 1.24% to 6.20%, due at various dates through 2011	$41,752	$40,152
Bank note payable, variable rate, due June 30, 2005	8,033	8,033
Total long-term debt	$49,758	$48,185

The Federal Home Loan Bank (FHLB) advances are secured by U.S. Government agency and mortgage backed securities, first-mortgage loans, and all stock in the FHLB owned by the Company. The advances are subject to restrictions or penalties in the event of prepayments. The Company has $32,000,000 in FHLB borrowings having a weighted average rate of 5.02% which are callable at various dates. These callable advances are subject to being called as follows: 2005 — $24,000,000 and 2006 — $8,000,000.

The bank note payable is secured by 100% of the outstanding shares of the subsidiary banks. The principal is due June 30, 2005. Interest is payable quarterly at 1.5 percent below prime. The rate at December 31, 2004 was 3.75%. The bank note payable has various covenants related to the Company including ratios relating to the Company's capital, allowance for loan losses, and return on assets. As of December 31, 2004, the Company was in compliance with the note covenants.

Aggregate annual maturities of long-term debt at December 31, 2004, are:

2005	$12,283
2006	4,150
2007	2,325
2008	21,000
2009	—
Thereafter	10,000
	$49,758

Note 15: Income Taxes

The provision for income taxes includes these components:

	2004	2003	2002
Taxes currently payable			
Federal	$3,309	$3,329	$2,500
State	339	294	398
Deferred income taxes			
Federal	(75)	(387)	(161)
State	(16)	(83)	(30)
Income tax expense	$3,557	$3,153	$2,707

(Table dollar amounts in thousands)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2004	2003	2002
Computed at the statutory rate (34%)	$4,038	$3,898	$3,488
Increase (decrease) resulting from			
Tax exempt income	(719)	(739)	(810)
State income taxes	174	127	233
Increase in cash surrender value of life insurance	(210)	(259)	(258)
Other	274	126	54
Actual tax expense	$3,557	$3,153	$2,707

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2004	2003
Deferred tax assets		
Allowance for loan losses	$2,458	$2,401
Accrued compensated absences	161	130
Deferred compensation	916	636
Accrued postretirement benefits	28	36
Equity method investments	131	138
Net operating loss carryforward of Mid-America Bancorp, Inc.	523	—
Unrealized loss on interest rate swap	47	—
Other	104	99
	4,368	3,440
Deferred tax liabilities		
Federal Home Loan Bank stock dividends	351	287
Depreciation	574	522
State taxes	94	—
Mortgage servicing rights	378	408
Unrealized gains on available-for-sale securities	604	1,249
Core deposit intangible for Mid-America Bancorp, Inc.	254	—
Other	135	139
	2,390	2,605
Net deferred tax asset	$1,978	$ 835

As of December 31, 2004, the Company had approximately $1,300,000 of net operating loss carryforwards relating to Mid-America Bancorp, Inc. The carryforwards expire in 15-20 years.

Note 16: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

(Table dollar amounts in thousands)

	2004	2003	2002
Unrealized appreciation (depreciation) on available-for-sale securities:			
Unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense (benefit) of $(646) for 2004, $(901) for 2003, and $1,448 for 2002	$(954)	$(1,723)	$2,372
Less reclassification adjustment for realized gains (losses), net of tax expense (benefit) of $(1) for 2004, $20 for 2003, and $57 for 2002	(3)	39	93
Net change in unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense (benefit) of $(645) for 2004, $(921) for 2003, and $1,391 for 2002	$(951)	$(1,762)	$2,279
Accumulated other comprehensive loss of equity method investee	$ (16)	$ —	$ —
Unrealized loss on interest rate swaps:			
Unrealized holding gains, net of tax expense of $38	$ 63	$ —	$ —
Less reclassification adjustment to interest income, net of tax expense of $85 for 2004	139	—	—
Net change in unrealized loss on interest rate swaps, net of tax benefit of $47 for 2004	$ (76)	$ 0	$ 0

Note 17: Regulatory Matters

The Company and subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Company and subsidiary banks' regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Banks' categories.

The Company and subsidiary banks' actual capital amounts and ratios are presented in the following table.

(Table dollar amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total capital						
(to risk-weighted assets)						
Consolidated	$84,522	10.4%	$64,872	8.0%	$ —	N/A
Mercantile Trust & Savings Bank	42,444	10.7%	31,714	8.0%	39,642	10.0%
Perry State Bank	12,460	11.1%	8,973	8.0%	11,216	10.0%
Farmers State Bank of Northern Missouri	5,750	10.6%	4,326	8.0%	5,407	10.0%
Marine Bank and Trust	7,555	11.3%	5,352	8.0%	6,691	10.0%
Golden State Bank	2,216	13.1%	1,352	8.0%	1,690	10.0%
Security State Bank of Hamilton	4,404	13.7%	2,572	8.0%	3,215	10.0%
Brown County State Bank	5,042	13.3%	3,035	8.0%	3,794	10.0%
State Bank of Augusta	2,394	11.7%	1,634	8.0%	2,043	10.0%
Heartland Bank	7,699	10.1%	6,121	8.0%	7,651	10.0%
Tier I capital						
(to risk-weighted assets)						
Consolidated	77,409	9.6%	32,436	4.0%	—	N/A
Mercantile Trust & Savings Bank	39,230	9.9%	15,857	4.0%	23,785	6.0%
Perry State Bank	11,218	10.0%	4,486	4.0%	6,729	6.0%
Farmers State Bank of Northern Missouri	5,328	9.9%	2,163	4.0%	3,244	6.0%
Marine Bank and Trust	6,914	10.3%	2,676	4.0%	4,014	6.0%
Golden State Bank	2,108	12.5%	676	4.0%	1,013	6.0%
Security State Bank of Hamilton	4,070	12.7%	1,286	4.0%	1,929	6.0%
Brown County State Bank	4,751	12.3%	1,517	4.0%	2,276	6.0%
State Bank of Augusta	2,219	10.9%	6,210	4.0%	1,226	6.0%
Heartland Bank	7,013	9.2%	3,060	4.0%	4,590	6.0%
Tier I capital						
(to average assets)						
Consolidated	77,409	7.5%	41,329	4.0%	—	N/A
Mercantile Trust & Savings Bank	39,230	7.7%	20,515	4.0%	25,644	5.0%
Perry State Bank	11,218	11.1%	5,376	4.0%	6,721	5.0%
Farmers State Bank of Northern Missouri	5,328	6.8%	3,145	4.0%	3,931	5.0%
Marine Bank and Trust	6,914	8.3%	3,321	4.0%	4,152	5.0%
Golden State Bank	2,108	8.1%	1,044	4.0%	1,305	5.0%
Security State Bank of Hamilton	4,070	8.4%	1,944	4.0%	2,430	5.0%
Brown County State Bank	4,751	8.6%	2,206	4.0%	2,758	5.0%
State Bank of Augusta	2,219	7.7%	1,149	4.0%	1,437	5.0%
Heartland Bank	7,013	9.2%	3,040	4.0%	3,800	5.0%

(Table dollar amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total capital						
(to risk-weighted assets)						
Consolidated	$79,750	11.7%	$54,586	8.0%	$ —	N/A
Mercantile Trust & Savings Bank	39,493	10.9%	28,942	8.0%	36,177	10.0%
Perry State Bank	11,289	10.9%	8,319	8.0%	10,398	10.0%
Farmers State Bank of Northern Missouri	5,226	10.5%	3,977	8.0%	4,971	10.0%
Marine Bank and Trust	7,287	11.8%	4,930	8.0%	6,163	10.0%
Golden State Bank	2,090	13.8%	1,215	8.0%	1,519	10.0%
Security State Bank of Hamilton	3,804	12.9%	2,361	8.0%	2,952	10.0%
Brown County State Bank	4,483	11.7%	3,076	8.0%	3,846	10.0%
State Bank of Augusta	2,265	11.6%	1,559	8.0%	1,949	10.0%
Tier I capital						
(to risk-weighted assets)						
Consolidated	73,920	10.8%	27,293	4.0%	—	N/A
Mercantile Trust & Savings Bank	36,589	10.1%	14,471	4.0%	21,706	6.0%
Perry State Bank	10,264	9.9%	4,159	4.0%	6,239	6.0%
Farmers State Bank of Northern Missouri	4,796	9.6%	1,988	4.0%	2,982	6.0%
Marine Bank and Trust	6,642	10.8%	2,465	4.0%	3,698	6.0%
Golden State Bank	1,988	13.1%	608	4.0%	911	6.0%
Security State Bank of Hamilton	3,526	11.9%	1,181	4.0%	1,771	6.0%
Brown County State Bank	4,216	11.0%	1,538	4.0%	2,307	6.0%
State Bank of Augusta	2,086	10.7%	779	4.0%	1,169	6.0%
Tier I capital						
(to average assets)						
Consolidated	73,920	8.0%	36,842	4.0%	—	N/A
Mercantile Trust & Savings Bank	36,589	7.3%	19,914	4.0%	24,893	5.0%
Perry State Bank	10,264	8.0%	5,102	4.0%	6,378	5.0%
Farmers State Bank of Northern Missouri	4,796	6.6%	2,887	4.0%	3,608	5.0%
Marine Bank and Trust	6,642	8.2%	3,231	4.0%	4,039	5.0%
Golden State Bank	1,988	8.1%	980	4.0%	1,225	5.0%
Security State Bank of Hamilton	3,526	7.7%	1,828	4.0%	2,285	5.0%
Brown County State Bank	4,216	7.2%	2,351	4.0%	2,939	5.0%
State Bank of Augusta	2,086	7.5%	1,109	4.0%	1,386	5.0%

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The Banks' retained earnings available for dividends to the Company at December 31, 2004 totaled $43,344,000. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure.

(Table dollar amounts in thousands)

Note 18: Related Party Transactions

At December 31, 2004 and 2003, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2004	$18,199,000
Change in composition of related parties	440,000
New loans, including renewals	8,234,000
Payments, including renewals	(2,317,000)
Balances, December 31, 2004	$24,556,000

In management's opinion, such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 19: Employee Benefits

The Company has a defined contribution 401(k) profit sharing plan covering substantially all employees with the exception of Mid-America Bancorp, Inc. Employer contributions charged to expense for 2004, 2003 and 2002 were $835,000, $738,000 and $747,000, respectively.

Postretirement Benefits

The Company has a noncontributory defined benefit postretirement plan covering all employees who meet the eligibility requirements. Eligible employees who retired on or before December 31, 1995, and elected individual or family medical coverage, share the cost of the coverage with the Company. Eligible employees who retire after December 31, 1995, may elect to continue both their life insurance and medical coverage, excluding prescription drug benefits, by paying the full cost of the coverage. The plan is unfunded with actual premium payments being paid as incurred.

The transition obligation is being recognized over the employees' future service period as a component of net periodic postretirement benefit cost. The net periodic postretirement benefit cost was $136,000 for 2004, $130,000 for 2003 and $67,000 for 2002. The accumulated postretirement benefit obligation was immaterial as of December 31, 2004.

The Company has salary continuation agreements with certain executives. The agreements provide monthly payments upon retirement for life, but for not less than 15 years. The charge to expense for the agreement was $871,445 for 2004, $231,000 for 2003 and $213,000 for 2002. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date. The discount factor was 6.25% as of December 31, 2004 and 8% as of December 31, 2003 and 2002.

Note 20: Stock Option Plan

The Company's Board of Directors adopted the 2004 Equity Incentive Plan (the "Plan"), which is a form of long-term incentive compensation for certain executives and other key employees designated by the Board. The Plan provides for stock-based awards that offer executives the possibility of future value depending on the long-term price appreciation of the Company's common stock and the executive's continuing service with the Company. The forms of stock awards permitted under the Plan are incentive stock options, non-qualified stock options, restricted shares, and stock appreciation rights. The grant of incentive stock options is subject to the approval of the

(Table dollar amounts in thousands)

shareholders. The Board of Directors has reserved 296,240 shares for the Plan of which no more than 97,759 shares may be issued in the form of restricted shares. All options granted under the plan are to have an exercise price at least equal to fair market value of the common stock on the date of grant.

No grants of stock awards have been made from the Plan and the Board has not designated the executives or other key employees who will be eligible for grants.

Note 21: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 39,719	39,719	$ 26,768	$ 26,768
Available-for-sale securities	153,481	153,481	158,150	158,150
Held-to-maturity securities	19,890	19,933	26,943	26,786
Loans held for sale	3,367	3,367	4,619	4,633
Loans, net of allowance for loan losses	761,607	779,813	632,107	641,840
Federal Home Loan Bank stock	5,100	5,100	4,029	4,029
Equity method investments in common stock	4,760	5,461	7,724	9,533
Cost method investments in common stock	1,849	1,849	1,849	1,849
Cash surrender value of life insurance	15,324	15,234	14,705	14,705
Interest receivable	6,518	6,518	6,162	6,162
Financial liabilities				
Deposits	873,427	874,274	758,183	760,317
Interest rate swaps	123	123	0	0
Short-term borrowings	21,385	21,385	14,367	14,367
Long-term debt	49,758	50,253	48,185	49,064
Interest payable	2,146	2,146	1,949	1,949
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	0	0	0	0
Letters of credit	0	0	0	0
Lines of credit	0	0	0	0

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Federal Home Loan Bank Stock, Cost Method Investments in Common Stock, Cash Surrender Value of Life Insurance, and Interest Receivable

The carrying amount approximates fair value.

Equity Method Investments in Common Stock

The fair value approximates the carrying value and related core deposit intangible.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans Held for Sale

For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

For demand deposits, savings accounts, NOW accounts, and money market deposits, the carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Rate Swap

The fair value of the interest rate swap is equal to quoted values.

Short-Term Borrowings and Interest Payable

The carrying amount approximates fair value.

Long-Term Debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

(Table dollar amounts in thousands)

Commitments to Originate Loans, Letters of Credit, and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 22: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The Company's loan portfolio includes a concentration of loans for commercial real estate amounting to $240,484,000 and $191,654,000 as of December 31, 2004 and 2003, respectively. The commercial real estate loans include loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market totaling $59,241,000 and $53,628,000 as of December 31, 2004 and 2003, respectively.

Note 23: Commitments and Credit Risk

The Company grants commercial, mortgage and consumer loans and receives deposits from customers located primarily in Western Illinois, Northern Missouri and suburban Kansas City, Missouri. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions and the agricultural economy in Western Illinois, Northern Missouri and suburban Kansas City, Missouri.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2004 and 2003, the Company had outstanding commitments to originate loans aggregating approximately $3,294,000 and $1,624,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $2,957,000 and $1,624,000 at December 31, 2004 and 2003, respectively, with the remainder at floating market rates.

(Table dollar amounts in thousands)

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to $11,437,000 and $9,024,000, at December 31, 2004 and 2003, respectively, with terms ranging from 1 day to 22 years. At December 31, 2004 and 2003, the Company's deferred revenue under standby letter of credit agreements was nominal.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2004, the Company had granted unused lines of credit to borrowers aggregating approximately $137,617,000 and $7,974,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2003, unused lines of credit to borrowers aggregated approximately $83,366,000 for commercial lines and $1,027,000 for open-end consumer lines.

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Other Commitments

At December 31, 2004, the Company has a building commitment of $2,081,000 for a new banking center in Carthage, Illinois. The building is expected to be completed in the fall of 2005.

(Table dollar amounts in thousands)

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31,	
	2004	2003
Assets		
Cash	$ 324	$ 274
Investment in common stock of subsidiaries	84,002	75,964
Equity method investments in common stock	4,760	7,724
Cost method investments in common stock	1,849	1,849
Core deposit intangibles	1,203	1,809
Other	1,877	447
Total assets	$94,015	$88,067
Liabilities — Long-term debt	$ 8,033	$ 8,033
Stockholders' Equity	85,982	80,034
Total liabilities and stockholders' equity	$94,015	$88,067

Condensed Statements of Income

	Years Ended December 31,		
	2004	2003	2002
Income			
Dividends from subsidiaries	$3,097	$6,191	$11,315
Income on equity method investments	187	—	—
Other income	—	—	17
Total income	3,284	6,191	11,332
Expenses			
Loss on equity method investment	—	216	47
Other expenses	1,280	922	951
Total expenses	1,280	1,138	998
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	2,004	5,053	10,334
Income Tax Benefit	(478)	(421)	(467)
Income Before Equity in Undistributed Income of Subsidiaries	2,482	5,474	10,801
Equity in Undistributed Income of Subsidiaries	5,836	2,837	(3,249)
Net Income	$8,318	$8,311	$ 7,552

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements (Continued)
December 31, 2004, 2003 and 2002
(Table dollar amounts in thousands)

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2004	2003	2002
Operating Activities			
Net income	$ 8,318	$ 8,311	$ 7,552
Items not requiring (providing) cash			
(Income) loss on equity method investment	(187)	216	47
Amortization of core deposit intangibles	145	66	—
Equity in undistributed income of subsidiary	(5,836)	(2,837)	3,249
Net change in			
Other assets	(559)	90	(123)
Other liabilities	—	—	—
Net cash provided by operating activities	1,881	5,846	10,725
Investing Activities			
Cash paid for additional shares of Mid-America	(770)	—	—
Purchase of equity method investment in common stock	—	(7,104)	(2,031)
Purchase of cost method investment in common stock	—	(695)	—
Payments for investments and advances to subsidiaries	—	(2,600)	—
Net cash provided by (used in) investing activities	(770)	(10,399)	(2,031)
Financing Activities			
Proceeds from long-term debt	—	6,033	1,000
Repayment of long-term debt	—	—	(8,440)
Proceeds from issuance of stock to minority interest of Mid-America	392	—	—
Cash dividends	(1,453)	(1,375)	(1,218)
Net cash used in financing activities	(1,061)	4,658	(8,658)
Net Change in Cash	50	105	36
Cash at Beginning of Year	274	169	133
Cash at End of Year	$ 324	$ 274	$ 169

EXHIBIT 14.1

MERCANTILE BANCORP, INC.

CODE OF ETHICS

I. OVERVIEW

Mercantile Bancorp, Inc.'s Code of Ethics sets forth the guiding principles by which we operate our company and conduct our daily business with our stockholders, customers, vendors and with each other. These principles apply to all of the directors, officers (including but not limited to its Chief Executive Officer and Chief Financial/ Accounting Officer) and employees of Mercantile Bancorp, Inc. and all of its wholly owned financial services subsidiaries (referred to in this Code collectively as the "Company").

II. PRINCIPLES

Complying with Laws, Regulations, Policies and Procedures

All directors, officers and employees of the Company are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their position with the Company. Employees are responsible for talking to their manager or Compliance Officer to determine which laws, regulations and Company policies apply to their position and what training is necessary to understand and comply with them.

Conflicts of Interest

All directors, officers and employees of the Company should be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with the Company's interests. A "conflict of interest" exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a director, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position with the Company, whether from a third party or from the Company. The Company employees are encouraged to utilize the Company's products and services, but this should generally be done on an arm's length basis.

Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest may not always be clear-cut, so if a question arises, an officer or employee should consult with higher levels of management or the Compliance Department. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel.

Corporate Opportunity

Directors, officers and employees are prohibited from (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Directors, officers and employees owe a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.

Confidentiality

Directors, officers and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is specifically authorized by the Company or required by laws, regulations or legal proceedings. Confidential information includes all non-public information that might be of use to competitors of the Company or harmful to the Company or its customers or employees if disclosed.

Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner's consent or inducing such disclosures by past or present employees of other companies is prohibited.

Each director, officer and employee is expected to deal fairly with the Company's customers, suppliers, competitors, officers and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing.

Protection and Proper Use of Company Assets

All directors, officers and employees should protect the Company's assets and ensure their efficient use. All Company assets should be used for legitimate business purposes.

Public Company Reporting

As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

Financial Statements and Other Records

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed according to the Company's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the Compliance Department, your manager or other superior.

III. REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Reporting Illegal or Unethical Behavior

Employees, officers and directors who suspect or know of violations of this Code or illegal or unethical business or workplace conduct by employees, officers or directors have an obligation to contact either their supervisor or superiors or the Compliance Department. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or director may contact the Compliance Officer. Such communications will be kept confidential to the extent feasible. If the employee is still not satisfied with the response, the employee may contact the Audit Committee of the Board of Directors of the Company. If concerns or complaints require confidentiality, then this confidentiality will be protected to the extent feasible, subject to applicable law.

Accounting Complaints

The Company's policy is to comply with all applicable financial reporting and accounting regulations. If any director, officer or employee of the Company has unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee. Subject to its legal duties, the Audit Committee and the Board will treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

Non-Retaliation

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code or other known or suspected illegal or unethical conduct.

IV. Amendment, Modification and Waiver

This Code may be amended or modified by the Board of Directors of the Company. Waivers of this Code may only be granted on the recommendation of the Board of Directors or a committee of the Board with specific, delegated authority. Waivers will be disclosed to shareholders to the extent required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the American Stock Exchange.

EXHIBIT 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dan S. Dugan, President and Chief Executive Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005

Dan S. Dugan
President, Chief Executive Officer
and Chairman

EXHIBIT 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael P. McGrath, Vice President and Chief Financial Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005

Michael P. McGrath
Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan S. Dugan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

Dan S. Dugan
President, Chief Executive Officer
and Chairman

March 29, 2005

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael P. McGrath, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

Michael P. McGrath
Vice President and
Chief Financial Officer

March 29, 2005

Executive Officers, Directors & Affiliate Bank Presidents

Executive Officers

Dan S. Dugan
Chairman, President & CEO
Mercantile Bancorp, Inc

Ted T. Awerkamp
Vice President & Secretary
Mercantile Bancorp, Inc.

Michael P. McGrath
Vice President & Treasurer
Mercantile Bancorp, Inc.

Daniel J. Cook
Senior Vice President — Investments
Mercantile Trust & Savings Bank

Board of Directors

Dan S. Dugan
Chairman, President, & CEO
Mercantile Bancorp, Inc

Ted T. Awerkamp
Vice President & Secretary
Mercantile Bancorp, Inc.

Michael J. Foster
Retired President,
ADM Alliance Nutrition, Inc.

William G. Keller, Jr.
Partner, Schmiedeskamp, Robertson,
Neu & Mitchell, Lawyers

Harold W. Knapheide III
President, The Knapheide
Manufacturing Company

Frank H. Musholt
Vice President & General Manager
Hollister-Whitney Elevator Company

Walter D. Stevenson III, M.D
Retired, Eye-Care/Eye Surgery
Quincy Medical Group

Affiliate Bank Presidents

Dan S. Dugan
Mercantile Trust & Savings Bank
Quincy, Illinois

Raymond T. Dale
Security State Bank of Hamilton
Hamilton, Illinois

Mervin L. Sorrells, Jr.
State Bank of Augusta
Augusta, Illinois

Jerald L. Bartell
Marine Bank & Trust
Carthage, Illinois

Glen A. Bailey
Perry State Bank Perry, Monroe City,
Bowling Green & Hannibal, Missouri

Stephen T. Quinn
Brown County State Bank
Mount Sterling, Illinois

Thomas L. Troute
Golden State Bank
Golden, Illinois

David W. DeShon
Farmers State Bank of Northern Missouri
Savannah & St. Joseph, Missouri

Mark G. Fitzpatrick
Mid-America Bancorp, Inc &
Heartland Bank, Leawood, KS

Shareholder Information

Corporate Office
Mercantile Bancorp, Inc.
440 Maine Street
Quincy, Illinois 62301

Phone and Fax Numbers
217-223-7300
800-405-6273 Toll-Free
217-223-7340 Fax

Website
www.mercbanx.com

E-mail Addresses
investor.relations@mercbanx.com
info@mercbanx.com

Stock Information
The Company is listed on the American Stock Exchange and traded under the symbol MBR.

A copy of the Company's 2004 Annual Report may be obtained by contacting the Investor Relations Department at the Corporate Office.

Transfer Agent
Ted T. Awerkamp
Mercantile Bancorp, Inc.
440 Maine Street
Quincy, Illinois

Independent Auditors
BKD, LLP
225 North Water Street, Ste 400
Decatur, IL 62525-1580

Annual Meeting
The Annual Meeting of Shareholders will be held at 2:00 p.m. Monday, May 23, 2005 at Mercantile Trust & Savings Bank, 440 Maine Street, Quincy, Illinois.

Mercantile
BANCORP, INC.

440 Maine Street
Quincy, IL 62301
217-223-7300
mercbanx.com

AMERICAN STOCK EXCHANGE®
LISTED
MBR™